    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                                ---------------

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------
                          DESTIA COMMUNICATIONS, INC.

                          (formerly Econophone, Inc.)

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          4813                  11-3132722
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                                95 RTE. 17 SOUTH
                               PARAMUS, NJ 07652
                                 (201) 226-4500

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                         RICHARD L. SHORTEN, JR., ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                          DESTIA COMMUNICATIONS, INC.
                                95 RTE. 17 SOUTH
                               PARAMUS, NJ 07652
                                 (201) 226-4500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                             PLEASE SEND COPIES TO:

     MICHAEL R. LITTENBERG, ESQ.                JAMES S. SCOTT, SR., ESQ.
       SCHULTE ROTH & ZABEL LLP                    SHEARMAN & STERLING
           900 THIRD AVENUE                        599 LEXINGTON AVENUE
       NEW YORK, NEW YORK 10022                  NEW YORK, NEW YORK 10022
            (212) 756-2000                            (212) 848-4000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, CHECK THE FOLLOWING BOX. / /

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. / /

                        CALCULATION OF REGISTRATION FEE

                                                DOLLAR AMOUNT      PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                   TO BE           OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED               REGISTERED          PER SHARE         OFFERING PRICE     REGISTRATION FEE
Common Stock, $.01 par value per share......     $65,000,000              $              $65,000,000           $18,070

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED        , 1999

                                         SHARES

                                     [LOGO]
                          DESTIA COMMUNICATIONS, INC.

                          (FORMERLY ECONOPHONE, INC.)
                                  COMMON STOCK

                               -----------------

DESTIA COMMUNICATIONS, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR
    SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE
               BETWEEN $                 AND $        PER SHARE.

                              -------------------

  WE HAVE FILED AN APPLICATION FOR THE COMMON STOCK TO BE QUOTED ON THE NASDAQ
                    NATIONAL MARKET UNDER THE SYMBOL "DEST."

                              -------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                               -----------------

                            PRICE $          A SHARE

                              -------------------

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                           PUBLIC           COMMISSIONS           COMPANY
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................          $                   $                   $
TOTAL..............................................          $                   $                   $

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DESTIA COMMUNICATIONS, INC. HAS GRANTED THE U.S. UNDERWRITERS THE RIGHT TO
PURCHASE UP TO AN ADDITIONAL           SHARES TO COVER OVER-ALLOTMENTS. MORGAN
STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON
      , 1999.

                              -------------------

MORGAN STANLEY DEAN WITTER
              CREDIT SUISSE FIRST BOSTON
                                                                 LEHMAN BROTHERS

             , 1999

  [Description of artwork for inside front cover to be filed by pre-effective amendment.]

                               TABLE OF CONTENTS

                                          PAGE
                                        ---------
Prospectus Summary....................          5
Risk Factors..........................         10
Use of Proceeds.......................         23
Dividend Policy.......................         23
Certain Information...................         23
Capitalization........................         24
Dilution..............................         25
Selected Consolidated Financial
 Data.................................         26
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations...........................         28
Industry Overview.....................         38
Business..............................         40

                                          PAGE
                                        ---------

Management............................         71
Certain Transactions..................         79
Certain Indebtedness..................         80
Principal Stockholders................         84
Description of Capital Stock..........         85
Shares Eligible for Future Sale.......         88
Certain United States Tax Consequences
 to Non-United States Holders.........         90
Underwriters..........................         92
Legal Matters.........................         96
Experts...............................         97
Additional Information................         97
Index to Consolidated Financial
 Statements...........................        F-1

    We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, the "Company," "Destia," "we," "us" and "our" refer to Destia Communications, Inc. and its subsidiaries, unless the context indicates otherwise.

    Until             , 1999 (25 days after the commencement of the offering),
all dealers that buy, sell or trade in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           FORWARD-LOOKING STATEMENTS

    Some of the statements contained in this prospectus that are not historical facts, including some statements made in the sections of this prospectus entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are statements of future expectations and other forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in those statements, including:

    - the rate of expansion of Destia's network and/or customer base;

    - inaccuracies in Destia's forecasts of telecommunications traffic or customers;

    - loss of a customer which provides Destia with significant revenues;

    - concentration of credit risk;

    - highly competitive market conditions;

    - changes in or developments under laws, regulations, licensing requirements or telecommunications standards;

    - changes in the availability of transmission facilities;

    - currency fluctuations;

    - changes in retail or wholesale telecommunications rates;

    - changes in international settlement rates;

    - loss of the services of key officers, such as Alfred West, the Chairman and Chief Executive Officer, or Alan L. Levy, the President and Chief Operating Officer; and

    - general economic conditions.

    The foregoing important factors should not be construed as exhaustive. We undertake no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See also "Risk Factors" for additional cautionary statements identifying important factors with respect to forward-looking statements contained in this prospectus that could cause actual results to differ materially from results or expectations referred to in the forward-looking statements.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS.

                                  THE COMPANY

    We are a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Our extensive international telecommunications network allows us to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland. In 1997, there were 81.8 billion minutes of international long distance traffic with the majority originating in the United States and Europe. This volume is expected to grow at a compound annual growth rate of 12% to 18% from 1997 to 2001.

    We provide our customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. Our 350,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of our geographic markets, we utilize a multichannel distribution strategy to market our services to our target customer groups. We believe this strategy greatly enhances our growth prospects and reduces our dependence on any one service, customer group or channel of distribution.

    We entered the U.S. market during 1993 and the U.K. market during 1995. In continental Europe, we commenced offering our services before the January 1, 1998 full liberalization of telecommunications services in those markets. Given our early entry into many of our continental European markets, as well as our established network, sales and marketing and customer support infrastructure, we believe we are well positioned to further grow our business in continental Europe.

COMPETITIVE STRENGTHS

    We believe we have successfully distinguished ourselves from many of our competitors and enjoy several competitive strengths.

    PROVEN TRACK RECORD OF STRONG INTERNAL GROWTH

    For 1996 and 1997 and the nine months ended September 30, 1998, our revenues were $45.1 million, $83.0 million and $141.0 million, respectively. Substantially all of our growth has been generated internally, rather than through acquisitions. In addition, our retail focused strategy has allowed us to generate strong gross margins. For 1996 and 1997 and the nine months ended September 30, 1998, our gross margins were 21.6%, 23.2% and 26.9%, respectively.

    ESTABLISHED INTERNATIONAL TELECOMMUNICATIONS NETWORK

    Our network (the "Destia Network") is comprised of:

    - 14 carrier-grade switches in operation, with seven in North America and seven in Europe;

    - an IRU from Frontier on its U.S. fiber optic network ("IRUs" are long-term capacity leases);

    - transatlantic IRUs;

    - leased capacity and IRUs in Europe; and

    - leased capacity in Canada.

    Additionally, as of the end of 1998, we have completed direct interconnections with the dominant carriers (the "PTTs") in four of our major European markets (the United Kingdom, Belgium, Germany and Switzerland) and have signed interconnection agreements with the PTTs in France and The Netherlands.

    COST-EFFECTIVE MULTICHANNEL MARKETING

    We reach a broad range of customer groups by using a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising and the Internet. We believe our multichannel approach is a cost-effective means of marketing to our target customers and reduces the risks associated with dependence on a limited number of distribution channels.

    EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT OWNERSHIP

    Our management team includes a broad base of seasoned professionals from the domestic and international telecommunications sector with expertise in management, multinational sales and marketing, network operations and engineering, finance and regulatory issues. On a fully-diluted basis, our senior
management and other employees currently own approximately    % of Destia and
following the offering will own approximately    %.

    COMMITMENT TO SUPERIOR CUSTOMER SERVICE

    We have developed the infrastructure to deliver high levels of customer satisfaction, including local customer service in native languages and detailed billing information in local currencies. This infrastructure, together with our customer-oriented philosophy, allows us to differentiate ourselves from many of our competitors.

    SOPHISTICATED OPERATIONAL CONTROL SYSTEMS

    We have internally developed sophisticated proprietary software and intranet systems that enable us to better manage our business and appropriately price our services in each of our markets on a real-time basis. We believe that these systems allow us to quickly identify new market growth and cost saving opportunities, as well as control our business in an environment of rapid growth.

COMPANY STRATEGY

    Our objective is to become a leading facilities-based provider of telecommunications services in the largest metropolitan markets in Europe and North America. The key elements of our growth strategy are as follows:

    - focus on high margin retail business;

    - leverage our existing network and customer support infrastructure;

    - enhance the Destia Network and opportunistically enter new markets;

    - expand our IP telephony capabilities; and

    - pursue strategic acquisitions and alliances.

                                  THE OFFERING

Common stock offered in:
  The U.S. offering.................  shares
  The international offering........  shares
    Total...........................  shares(1)
Common stock to be outstanding
  after the offering................  shares(1)(2)

Over-allotment option...............  shares

Use of proceeds.....................  We will receive net proceeds from the offering of
                                      approximately $         million. We intend to use
                                      the net proceeds to expand our sales and marketing
                                      activities, to make capital expenditures and to fund
                                      working capital and general corporate purposes,
                                      including to fund losses. In addition, although we
                                      are not currently engaged in negotiations regarding
                                      any material acquisitions, we may use net proceeds
                                      to fund suitable strategic acquisitions.

Dividend policy.....................  We do not intend to pay dividends on our common stock. We plan to retain earnings, if any, for use
                                      in the operation of our business and to fund future
                                      growth. In addition, our indentures and our
                                      equipment financing agreement currently restrict the
                                      payment of dividends.

Risk factors........................  For a discussion of certain risks relating to our company, its business and an investment in our
                                      common stock, see "Risk Factors."

Proposed Nasdaq National Market
  symbol............................  DEST

------------------------------

(1) Excludes the possible issuance of up to      additional shares of common
    stock pursuant to the exercise of the U.S. underwriters' over-allotment option.

(2) As of       , 1999, we had       shares of common stock outstanding after
    giving effect to the conversion of all outstanding shares of Series A preferred stock ("Series A Preferred Stock") into common stock upon the closing of the offering. The foregoing numbers of shares of common stock do
    not include outstanding options to purchase    shares of common stock at a
    weighted average exercise price of $   per share and warrants (the
    "Warrants") to purchase         shares of common stock at an exercise price
    of $.01 per share. See "Capitalization," "Management--1996 Flexible Incentive Plan" and "Underwriters." All share numbers relating to common
    stock contained herein give effect to the      to      stock split to be
    effected prior to the offering. See "Certain Information."

                        SUMMARY FINANCIAL AND OTHER DATA

    The following summary consolidated financial data for 1994, 1995, 1996 and 1997 are derived from our audited consolidated financial statements. The summary consolidated financial data for 1993 was derived from our accounting records and is unaudited. The summary consolidated financial data for the nine months ended September 30, 1997 and 1998 and the balance sheet data as of September 30, 1998 are derived from our unaudited interim financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations and financial position for those periods. The summary set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                                                                                      NINE
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                                                                   SEPTEMBER
                                                                         YEARS ENDED DECEMBER 31,                     30,
                                                          -------------------------------------------------------  ----------
                                                            1993       1994       1995        1996        1997        1997
                                                          ---------  ---------  ---------  ----------  ----------  ----------

                                                             (IN THOUSANDS, EXCEPT REVENUE PER MINUTE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................................  $   3,528  $   8,523  $  27,490  $   45,103  $   83,003  $   53,138
Cost of services........................................      2,761      5,540     19,735      35,369      63,707      41,050
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Gross profit............................................        767      2,983      7,755       9,734      19,296      12,088
Selling, general and administrative expense.............        497      2,013      7,087      16,834      37,898      22,521
Depreciation and amortization...........................         51        168        389       1,049       3,615       2,167
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Income (loss) from operations...........................        219        802        279      (8,149)    (22,217)    (12,600)
Interest income.........................................          6          6         19          84       3,689       1,846
Interest expense........................................        (25)      (109)      (167)       (380)    (11,437)     (5,826)
Other income (expense)..................................          6        100        (10)        133        (163)        116
Provision for income taxes..............................         --         73         --          --          --          --
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Net income (loss).......................................  $     206  $     726  $     121  $   (8,312) $  (30,128) $  (16,464)
                                                          ---------  ---------  ---------  ----------  ----------  ----------
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Net earnings (loss) per share:
Basic...................................................
Diluted.................................................

Weighted average number of shares of common stock
  outstanding (basic and diluted)(1)....................
                                                          ---------  ---------  ---------  ----------  ----------  ----------
                                                          ---------  ---------  ---------  ----------  ----------  ----------
OTHER DATA:
Capital expenditures....................................  $     605  $     906  $   1,677  $    4,670  $   19,021  $    7,932
EBITDA(2)...............................................        276      1,070        658      (6,967)    (18,765)    (10,317)
Distributions to S Corporation shareholders(3)..........         --         --        499         227          --          --
Preferred dividends(4)..................................         --         --         --         281         879         879
Net cash provided by (used in) operating activities.....       (190)       474      2,037      (6,006)    (12,219)    (14,734)
Net cash used in investing activities...................       (741)      (801)    (1,206)     (4,247)    (13,267)     (5,459)
Net cash provided by (used in) financing activities.....      1,051        292       (810)     16,419     145,844     146,243
Revenue per minute......................................        N/A        .70        .57         .43         .25         .27

REGIONAL DATA(5):
Revenues
  Continental Europe....................................        N/A  $   2,652  $   5,025  $   11,441  $   15,741  $   11,316
  United Kingdom........................................        N/A      3,143     14,173      15,477      18,363       9,330
  United States.........................................        N/A      2,728      8,292      18,185      48,899      32,492
                                                                     ---------  ---------  ----------  ----------  ----------
    Total...............................................             $   8,523  $  27,490  $   45,103  $   83,003  $   53,138
                                                                     ---------  ---------  ----------  ----------  ----------
                                                                     ---------  ---------  ----------  ----------  ----------
Minutes
  Continental Europe....................................        N/A      1,957      3,856       8,351      17,239      11,241
  United Kingdom........................................        N/A      4,532     20,592      27,968      68,810      29,951
  United States.........................................        N/A      5,707     23,411      68,247     244,095     156,835
                                                                     ---------  ---------  ----------  ----------  ----------
    Total...............................................                12,196     47,859     104,566     330,144     198,027
                                                                     ---------  ---------  ----------  ----------  ----------
                                                                     ---------  ---------  ----------  ----------  ----------


                                                             1998
                                                          ----------

STATEMENT OF OPERATIONS DATA:
Revenues................................................  $  140,956
Cost of services........................................     103,088
                                                          ----------
Gross profit............................................      37,868
Selling, general and administrative expense.............      57,121
Depreciation and amortization...........................       7,131
                                                          ----------
Income (loss) from operations...........................     (26,384)
Interest income.........................................       8,984
Interest expense........................................     (29,366)
Other income (expense)..................................        (412)
Provision for income taxes..............................          --
                                                          ----------
Net income (loss).......................................  $  (47,178)
                                                          ----------
                                                          ----------
Net earnings (loss) per share:
Basic...................................................
Diluted.................................................
Weighted average number of shares of common stock
  outstanding (basic and diluted)(1)....................
                                                          ----------
                                                          ----------
OTHER DATA:
Capital expenditures....................................  $   64,363
EBITDA(2)...............................................     (19,665)
Distributions to S Corporation shareholders(3)..........          --
Preferred dividends(4)..................................          --
Net cash provided by (used in) operating activities.....     (28,818)
Net cash used in investing activities...................    (136,787)
Net cash provided by (used in) financing activities.....     174,354
Revenue per minute......................................         .23
REGIONAL DATA(5):
Revenues
  Continental Europe....................................  $   15,047
  United Kingdom........................................      45,555
  United States.........................................      80,354
                                                          ----------
    Total...............................................  $  140,956
                                                          ----------
                                                          ----------
Minutes
  Continental Europe....................................      29,181
  United Kingdom........................................     211,478
  United States.........................................     366,655
                                                          ----------
    Total...............................................     607,314
                                                          ----------
                                                          ----------

                                                                                         AS OF SEPTEMBER 30, 1998
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(6)
                                                                                        ----------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities......................................  $  153,452
Restricted cash(7)....................................................................      40,024        40,024
Total assets..........................................................................     367,323
Current portion of borrowings.........................................................      11,021        11,021
Long-term borrowings, less current portion............................................     362,959       362,959
Redeemable convertible preferred stock................................................      14,396        --
Total stockholders' equity (deficit)..................................................     (81,138)

------------------------------

(1) Weighted average numbers of shares have been retroactively restated to give
    effect to the    for    stock split to be effected prior to the offering.
    See "Certain Information."

(2) "EBITDA" is defined as net income (loss) plus net interest expense, income tax expense, and depreciation and amortization expense. We have included information concerning EBITDA in this prospectus because this type of information is commonly used in the telecommunications industry as one measure of a company's operating performance and liquidity. EBITDA is not determined using generally accepted accounting principles ("GAAP") and, therefore, our EBITDA is not necessarily comparable to EBITDA of other companies. EBITDA also does not indicate cash provided by operating activities. You should not use our EBITDA as a measure of our operating income and cash flows from operations under GAAP. Both of those measures are presented above. You also should not look at our EBITDA in isolation, as an alternative to or as more meaningful than measures of performance determined in accordance with GAAP.

(3) The distributions reflected in this line item were declared when we were a subchapter S corporation under applicable U.S. tax law.

(4) The Series A Preferred Stock accrued monthly dividends at a compounded monthly rate of 12% per year. The dividends began to accrue and compound interest from November 1, 1996, the issuance date of the Series A Preferred Stock, and ceased to accrue on July 1, 1997.

(5) Regional revenue data and minute data for 1993 is not available.

(6) The as adjusted data give effect to (i) the offering, (ii) the conversion of the Series A Preferred Stock into our common stock upon consummation of the offering, as if these events had occurred on September 30, 1998 and (iii) a
       for    stock split to be effected prior to the offering.

(7) We used $57.4 million of the net proceeds from our 1997 offering of units (the "1997 Unit Offering") to purchase a portfolio of U.S. government securities that we were required to reserve for the payment of the first six scheduled interest payments due on the $155.0 million in total principal amount of 13 1/2% Senior Notes due 2007 (the "1997 Notes") that we issued in the 1997 Unit Offering. Warrants also were issued in the 1997 Unit Offering. See "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY THINK ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

LIMITED OPERATING HISTORY

    We have a limited operating history. We were founded in 1992 and before 1994 only conducted minimal business. In addition, we have only begun providing most of our current services in most of our current markets since late 1996 or after that time. See "Business--Products and Services."

    We have had limited experience in most of the markets we currently serve and intend to significantly expand the scale and scope of our operations in our markets. As part of this expansion, we intend to introduce new services and features including enhanced services such as voicemail, "follow me," data and Internet access services that we have not historically offered to any significant extent. We also intend to enter into new geographic markets where we currently do not have operations. In 1999, the new geographic markets that we intend to enter include Austria, Ireland, Italy and The Netherlands. These expansion plans are subject to our obtaining any necessary authorizations, including any governmental licenses, registrations or notifications that may be required.

    Our prospects must therefore be considered in light of the foreseeable and unforeseeable risks, expenses, problems and delays inherent in an early stage company substantially expanding its business in a rapidly evolving industry and in new markets. Any of these factors could have a material adverse effect on our business or the price of our common stock.

IMPLEMENTATION OF OUR EXPANSION PLANS

    Our company is highly leveraged, which we hope will enhance the return to our stockholders. However, our leverage makes our success, and the return to our stockholders, extremely dependent on our ability to grow. To successfully implement our goal of expanding and enhancing our business operations, we will need to:

    - successfully implement our marketing strategies;

    - continue the development, expansion and integration of our network;

    - obtain satisfactory and cost-effective ownership interests and lease rights from, and establish interconnection arrangements with, competitors that own transmission lines (in certain cases, intra-national transmission lines may be available only from a PTT);

    - hire, retain and motivate highly productive sales personnel and independent sales agents, particularly in Europe, where such individuals are particularly difficult to identify and retain;

    - continue to expand and develop our billing systems, order provisioning processes, technical support, customer service and other back-office capacity;

    - enhance and expand our service features and offerings; and

    - continue to attract and hire experienced corporate professionals.

    If we fail to successfully implement these plans, it is likely that our business and the price of our common stock would be materially adversely affected.

    EXPANSION COSTS AND RISKS WILL BE SIGNIFICANT

    We will incur significant costs as we attempt to expand. These costs generally will be incurred in advance of anticipated related revenues, and may cause substantial and unanticipated fluctuations in our operating results.

    To increase our customer base and enhance our support of our customers, we intend to substantially increase our sales and marketing and customer care expenses, especially in our newer geographic markets and over the Internet. We plan to conduct new sales and marketing campaigns. We also plan to hire additional internal sales personnel. In addition, we intend to make significant investments in our customer support, billing, order provisioning and other information processing capabilities. These initiatives will be costly.

    We also will make substantial capital expenditures. For 1999, we plan to spend approximately $100 million for capital expenditures on network equipment, back-office systems, the build-out of our network operations center in St. Louis, Missouri, a transatlantic IRU and other fiber optic transmission capacity. Actual capital expenditures may be significantly different than our current plans, in part because we intend to be opportunistic in acquiring transmission capacity in a dynamic market. We also expect to have substantial capital expenditures after 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    We may seek to finance our capital expenditures by issuing additional debt or equity securities. The issuance of debt would increase risk to our stockholders. See "--Substantial Indebtedness, Future Losses and Negative EBITDA." The issuance of equity would dilute our stockholders' ownership interests in our company.

    RISKS OF POTENTIAL ACQUISITIONS

    We are not engaged in any negotiations regarding any material acquisitions, but intend to pursue selected acquisitions and strategic alliances. Our ability to engage in acquisitions will be dependent upon our ability to identify attractive acquisition candidates and, if necessary, obtain financing on satisfactory terms. The challenges of acquisitions include:

    - potential distraction to management;

    - integrating the acquired business's financial, computer, payroll and other systems into our own;

    - implementing additional controls and information systems appropriate to a growing company;

    - unanticipated liabilities or contingencies from the acquired company; and

    - reduced earnings due to increased goodwill amortization, increased interest costs and costs related to integration.

    It is possible that we will pay for acquisitions using our common stock, which would dilute our stockholders' ownership interests in our company. If we are unsuccessful in meeting the challenges arising out of our growth, our business and the price of our common stock could be adversely affected.

SUBSTANTIAL INDEBTEDNESS, FUTURE LOSSES AND NEGATIVE EBITDA

    As of September 30, 1998 we had total consolidated indebtedness of approximately $374.0 million and a stockholders' deficit of approximately $81.1 million. Furthermore, the 11% Senior Discount Notes due 2008 that we issued during 1998 (the "1998 Notes") currently do not pay interest in cash, and from September 30, 1998 to February 15, 2003 will accrete in value (i.e., effectively increase in principal amount), by approximately $112.2 million. Thereafter, interest on the 1998 Notes must be paid in cash. For the nine months ended September 30, 1998, we had a net loss of $47.2 million, we had negative EBITDA of $19.7 million and net cash used in operating activities was $28.8 million. We expect to have operating losses and negative EBITDA and negative cash flow from operations through at least 2000. We cannot be certain that we will ever operate at profitable levels or have positive EBITDA or be able to repay principal and interest on money that we have borrowed. Our failure to achieve any of these results would materially adversely affect our business and the price of our common stock.

    We expect that the proceeds of this offering, together with an equipment loan that we expect to obtain and our other cash resources, will be sufficient to fund our budgeted capital expenditures and operations until we generate positive cash flow from operations. However, if we make any significant acquisitions of businesses or assets, or our business plans or assumptions prove to be inaccurate, we may need to borrow more money, which would increase our overall indebtedness.

    If we are unable to generate sufficient cash flows from operations to pay principal and interest on our indebtedness, we may be required to refinance some or all of it. If we are not able to refinance our indebtedness on acceptable terms or to borrow additional money, we could be forced to default on our indebtedness obligations. This would have a material adverse effect on our business and the price of our common stock.

    The indentures pertaining to the 1997 Notes and the 1998 Notes that we have issued contain various restrictive covenants. See "Certain Indebtedness" for details on these restrictions. All of these restrictions, in combination with our highly leveraged financial situation, could:

    - limit our ability to react to changing market conditions, changes in our industry or economic downturns;

    - place us at a competitive disadvantage if we are not able to borrow money on acceptable terms for future acquisitions, capital expenditures or other purposes;

    - increase the losses we will need to fund and require us to dedicate a substantial portion of the cash flow from our operations, if any, to pay our interest expense, which would make it more difficult to fund our company's needs or plans; and

    - make it more difficult for us to satisfy our debt obligations.

See "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

COMPETITION

    The markets for all of our services are extremely competitive and we expect competition to continue to intensify, particularly in continental Europe, where many regulatory barriers have recently been reduced as part of an ongoing regulatory liberalization. Competition results in customer "churn" or "turnover." We believe that competition in many of our markets in Europe will eventually become as strong as competition in the United States. For a discussion of price competition, see the Risk Factor entitled "--Increasing Pricing Pressures."

    Many of our competitors are well-known, have substantially greater financial, technical and marketing resources and larger networks than we do, control a greater portion of their transmission lines and have long-standing relationships with our target customers and the regulators in local markets. Many of our larger competitors, such as AT&T, MCI WorldCom, Sprint, British Telecom, Deutsche Telekom, France Telecom, Belgacom and SwissCom already have universal name recognition. We also compete with alliances such as AT&T's alliance with British Telecom. We believe that many of these competitors will continue to increase the resources that they devote to marketing and selling international and/or domestic long distance services in each of the markets where we operate. As a result, we will face increasing pressure upon our ability to acquire customers. These competitive pressures could materially adversely affect our business and the price of our common stock.

    Many of our larger competitors, particularly in the United States, also offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. We do not currently offer all of these types of services and only intend to add some or all of such offerings over time. In particular, we have no plan to offer local service in the United States.

    In the United States, we expect that, in the near future, the Regional Bell Operating Companies ("RBOCs"), which are the principal U.S. local telephone companies, also may compete with us for long distance customers in their "in region" service areas. RBOCs have to satisfy a list of competitive requirements before they are authorized to offer long distance service to their local customers. No RBOC is authorized to do so yet, but they are expected to be authorized soon. When they are authorized, they will be very formidable competitors. In particular, Bell Atlantic, which serves the New York metropolitan and mid-Atlantic regions, is considered by industry observers to be the RBOC most likely to be the first permitted to offer long distance services. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Bell Atlantic will be a particularly formidable competitor.

    In many foreign markets where we do business, our principal competitor is the government-owned or quasi-governmental PTT, which has a long history of influence and control over the telecommunications market in its country. This history provides the PTT with certain inherent competitive advantages over other providers, including:

    - their control of "interconnection," which is the direct connection at one or more switches between a competing carrier (such as our company) and the PTT, which owns the lines to virtually every telephone in the country;

    - their extensive, and in many cases exclusive, ownership of facilities;

    - their ability to delay or prevent equal access to lines; and

    - the reluctance of some regulators to adopt policies and grant regulatory approval that will result in increased competition for the local PTT.

    For example, in England a caller must dial a four-digit prefix before every call in order to select our long distance service. If a customer does not dial a prefix, the call is automatically carried by British Telecom. In France, only seven carriers have been granted regulatory approval to provide long distance service using a single digit prefix. We are not one of these carriers. Thus, a caller in France must dial a four-digit prefix in order to select our long distance service. In Germany, Deutsche Telekom recently proposed, subject to regulatory approval, levying a fee of approximately 50 Deutsche Marks ("DM") on any customer that desires to change long distance service providers. In Greece, regulatory restrictions prohibit us from offering long distance services other than value-added services or services to closed user groups (i.e., we cannot offer services to the general public). Furthermore, because competition has only recently been allowed in most of our European markets, the customers of PTT's may be reluctant to entrust their telecommunications needs to new providers, such as Destia.

    We also may experience competition from competitors that use new or different technologies and/or transmission methods, including Internet service providers, cable television companies, wireless telephone companies, satellite owners and resellers, electric and other utilities, railways, microwave carriers and large end users that have private networks. While few of these types of competitors have been able to gain any material market share for our principal services to date, technological advances may enable one or more of them to provide attractive alternative services. For example, we expect flat-rate nationwide cellular phone plans to offer increasingly formidable competition to our calling card services. In the United Kingdom, cable companies have been very successful in entering the telecommunications market. See "Business-- Products and Services."

INCREASING PRICING PRESSURES

    We compete for customers based primarily on price. Price competition for all of our services is intensive, but it is particularly acute for our U.S. prepaid card and calling card services.

    Many of our larger competitors have lower per call transmission costs than we have. They own more transmission capacity, have more favorable interconnection rates and obtain larger volume discounts from suppliers. We have no control over the prices set by our competitors, and when our competitors reduce their prices, we must reduce our prices.

    Industry observers predict that prices will continue to drop. This trend will in part be due to the increase in the number of carriers with international transmission networks. By having their own international networks, carriers are able to substantially reduce their variable transmission costs, which enables them to offer lower retail and wholesale prices. If this trend continues, we expect to experience a substantial reduction in our gross margins for international calls, which, absent a substantial increase in traffic carried or charges for additional services, would have a material adverse effect on our business and the price of our common stock.

    We expect that retail telecommunications rates in all of our principal markets, particularly in continental Europe and Canada, will continue to decrease rapidly. Some of the factors that will affect price competition for our services are discussed below.

    PRICE COMPETITION IN EUROPE

    We anticipate that continuing deregulation will cause significant retail price declines, similar to the price declines experienced in the United States and being experienced in the United Kingdom as a result of deregulation in those countries.

    For example, each of our PTT competitors in Europe has taken steps to substantially reduce retail prices in an effort to protect its market share and deter competitors. In this regard, France Telecom has obtained approval to reduce retail prices on domestic and international long distance services by an average of 4.5% during each of 1999 and 2000. In the United Kingdom, the national regulatory authority has put downward pressure on British Telecom's retail prices by imposing a price cap on its retail prices for residential services. In Germany, Deutsche Telekom has recently announced that it will reduce its retail long distance rates by as much as 60%.

    In certain European countries, carriers that make significant investments in infrastructure have cost advantages over other carriers. For example, in France and Belgium, "facilities-based" carriers that make investments in infrastructure receive lower interconnection rates than non-facilities-based providers. We are not a "facilities-based" provider within the meaning of French and Belgian regulations.

    The rapid reduction of retail prices by PTTs in continental Europe places increasing pressure on us to reduce our costs in order to preserve and improve our gross margins. Because of the expansion of the Destia Network and reductions in wholesale transmission costs, we have been able to avoid substantial declines in gross margins. As retail prices continue to fall, we will be subject to increasing pressure, which could have a material adverse effect on our business and the price of our common stock.

    COLLAPSE OF THE INTERNATIONAL SETTLEMENT REGIME

    Prices for international long distance calls are determined in part by international settlement rates, which are the rates that a carrier (often a PTT) charges to terminate an international call in its home country. These rates were traditionally set at arbitrary, artificially high levels that enabled many carriers to enjoy high gross margins on international calls. International settlement rates have been declining for the last several years and an increasing number of calls are being placed outside the international settlement rate system, resulting in drastically lower prices. Industry observers believe that the combined effects of deregulation, excess transmission capacity, advances in technology and the negligible marginal cost to a carrier that owns its own switches and transmission facilities of carrying an international call, are gradually causing the collapse of the international settlement rate system. Practices such as "refile" (where traffic originating from a particular country is rerouted through another country with a lower settlement rate), off settlement rate terminations (where a local carrier agrees to terminate an international call at rates below the settlement rates) and transit (where a carrier agrees to terminate another carrier's traffic to a particular country at a negotiated price other than the settlement rate) are becoming increasingly common.

    Settlement rates also are being reduced as a result of regulatory initiatives. Lower settlement rates are scheduled to be in effect for substantially all countries over the next several years. Lower settlement rates will reduce our per call revenue, which could have a material adverse effect on our business and the price of our common stock.

    PRICE COMPETITION FROM INTERNET TELEPHONY

    The increased use of voice services over the Internet also is expected to result in a further reduction in prices. Competition from Internet telephony is expected to come from both Internet service providers and telephone companies. For example, AT&T and MCI WorldCom have begun to offer voice telecommunications services over the Internet at substantially reduced prices. While the provision of voice telephony over the Internet historically has been characterized by lower standards of quality, technological improvements may result in Internet-based voice telephony becoming a strong competitor to voice services that are typically offered by carriers today.

    In the United States, providers of Internet telephony also benefit from an inherent cost advantage because their traffic is considered data, rather than voice telephony. This allows them to avoid paying access fees to RBOCs and other local telephone companies, while providers of traditional long distance services are required to pay such fees.

DEPENDENCE ON THIRD PARTY SALES ORGANIZATIONS

    We sell a substantial portion of our services through indirect channels of distribution, which consist of independent sales agents, distributors and, to a lesser extent, resellers ("Third Party Agents").

    We believe that our relationships with our Third Party Agents are good. However, we do not have control over Third Party Agents or their agents and employees. We therefore cannot be certain that they will perform in a satisfactory manner or that their interests will be aligned with ours. In addition, Third Party Agents also may terminate their business relationships with us at any time, with little or no prior notice. They could do this if our competitors offer them increased sales incentives. This risk is especially pronounced in our multi level marketing program in the United Kingdom, where a master agent could determine to terminate its business relationship (and that of its sub-agents) with us and conduct business with a competitor, although the agent would be contractually obligated to leave its customers with us. Unsatisfactory performance by Third Party Agents, or the termination by them of their business relationship with us, would hinder our ability to continue to grow and could have a material adverse effect on our business and the price of our common stock.

    Recent European Union ("EU") regulations pertaining to commercial agents provide sales agents with far greater protection than that provided by prior legislation, and could result in increased termination payments in the event of a dispute with a Third Party Agent.

    We previously experienced disputes with some of our independent sales agents. In connection with a change in our distribution strategy in the United Kingdom, in late 1996, we entered into a settlement agreement with Europhone International ("EI"), our former partner in a U.K. sales and marketing joint venture. Under the terms of the settlement, among other things, EI retained all of the rights in the customer list of the joint venture. For 1996, our joint venture with EI and sales of carrier services to EI contributed 32% of our consolidated revenues and 92% of our U.K. originated revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IMPORTANCE OF CARRIER AND OTHER WHOLESALE CUSTOMERS

    Carrier customers generally are extremely price sensitive, generate very low margin business and frequently move their traffic from carrier to carrier based solely on small price changes. These changes occur as frequently as daily. Furthermore, there are numerous examples of small carriers obtaining service and credit terms from other carriers, reselling this service to customers at a loss in order to quickly build revenue and then refusing to pay the carrier bills when they come due. In the deregulating markets in Europe, these risks are particularly acute. Therefore, we could be exposed to a material credit risk over a very short period of time. We maintain a reserve for doubtful accounts receivable and periodically write off specific accounts receivable. We believe that our credit criteria enable us to reduce our exposure to these risks. However, we cannot be certain that our criteria will afford adequate protection against these risks.

    From January 1, 1997 through September 30, 1998, our sales of transmission capacity to carrier customers ranged from 13% to 30% of our consolidated revenues on a quarterly basis. During 1999, we intend to increase our carrier revenues, although our business will continue to be predominantly focused on retail sales. This may make us more susceptible to the risks associated with carrier customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATORY RESTRICTIONS

    Regulation of the telecommunications industry is changing rapidly, both domestically and internationally. Although we believe that deregulation efforts will create opportunities for us, they also present risks.

    As an international telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Laws and regulations differ significantly among the jurisdictions in which we operate. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on our company or that domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable regulations.

    In the United States, regulatory considerations that affect or limit our business include, but are not limited to:

    - restrictions on our use of leased lines;

    - universal service fund contribution requirements;

    - local access charges that we are required to pay to local exchange carriers ("LECs");

    - payphone access charges that we are required to pay;

    - regulations relating to "slamming" and related penalties, which recently have been severe; and

    - regulations concerning use of customer proprietary information in cross marketing efforts.

    In Europe, regulatory considerations that affect or limit our business include, but are not limited to:

    - EU directives pertaining to equal access and number portability;

    - implementation of national legislation giving effect to EU directives;

    - EU directives relating to data protection and customer privacy; and

    - temporary license and/or interconnection regimes.

    In addition to the regulatory considerations indicated in this Risk Factor, see also "--Need for Interconnection." Also see "Business--Regulation" for a discussion of these and certain other regulatory risks and considerations relevant to our business.

NEED FOR INTERCONNECTION

    In each jurisdiction in which we operate, a monopoly or former monopoly owns the only line to an overwhelming majority of the telephones. Therefore, we need to interconnect with these monopolies or former monopolies.

    In the United States, LECs are required to provide interconnection at regulated rates. Outside the United States, interconnection can be obtained through interconnection agreements negotiated directly with the PTTs (such as our PTT interconnection agreements in the United Kingdom, Belgium, Germany, France, The Netherlands and Switzerland), or indirectly through other parties that have direct interconnection with the PTT. Interconnection agreements with PTTs typically provide for substantially more favorable access and termination rates and other benefits, such as the ability to offer customers abbreviated dialing. As a practical matter, interconnection with the PTT is a prerequisite to offering cost-effective services to customers in local markets. The availability and rates of interconnection are determined on a country-by-country basis. The failure to obtain interconnection on commercially acceptable terms, particularly in key markets, could have a material adverse effect on our business and the price of our common stock.

    CONSIDERATIONS AFFECTING INTERCONNECTION IN EUROPE

    Regulations governing interconnection are not as developed and favorable to us in most of continental Europe as in the United States and the United Kingdom. We have been successful to date in obtaining interconnection in most of our major network cities in continental Europe. However, we have experienced delays in obtaining interconnection from some PTTs. However, we cannot be certain that we will be able to maintain all of our interconnections, obtain additional interconnection in current network cities (which would increase our ability to handle larger traffic volumes) or obtain interconnection in additional cities, in each case on acceptable terms, on a timely basis or at all. In addition, in continental European cities where we have interconnection through private parties, we cannot be certain that we will be able to satisfactorily migrate to interconnection agreements with PTTs.

    In continental Europe, we generally must obtain our local connectivity directly from the PTTs, which are our primary competitors in that region. The PTTs have only recently begun the process of providing interconnection to other carriers and in many cases have delayed doing so.

    Our interconnection to the PTT in Belgium has been granted on a temporary basis pending the adoption of certain new telecommunications legislation in Belgium. Our interconnection in Germany to Deutsche Telekom's network expires on February 28, 1999. We expect our temporary interconnections in Belgium and Germany to be extended until relevant national legislation or regulations, respectively, pertaining to permanent interconnection are adopted, although there can be no assurance that either of them will be extended. If we were to lose either interconnection, we would need to obtain interconnection from another carrier, which would increase our transmission costs in that country. See "Business-- Regulation--Belgium" and "Business--Regulation--Germany."

    CONSIDERATIONS AFFECTING INTERCONNECTION IN THE UNITED STATES

    In the United States, we obtain interconnection from LECs. Because per minute retail rates on U.S. domestic long distance calls are low, the access and termination costs charged by LECs to long distance providers make up a significant portion of the total cost of these calls. If a LEC increases its access and termination charges, our margins on domestic long distance calls to that LEC's home region would be materially adversely affected. In addition, when LECs are able to offer long distance services to their local customers, they will not have to pay these access charges. This will put us at a competitive disadvantage to the LECs.

DEPENDENCE ON TRANSMISSION LINE PROVIDERS

    Transmission lines are the connections that carry substantially all of our voice and data communications. We have not constructed our own fixed transmission lines and we do not have any plans to do so. Instead, we either acquire ownership or a long-term right to use the facilities of another carrier or consortium of carriers (I.E., an IRU) or we lease our transmission capacity on a short-term basis.

    RISKS RELATING TO U.S. TRANSMISSION ARRANGEMENTS

    In the United States, we currently have a lease arrangement with Qwest that provides us with most of our U.S. transmission capacity. By primarily using one transmission provider in the United States, we are able to obtain more favorable leased line charges, although it increases our dependence on a single transmission provider.

    Because of the substantial increase in our domestic traffic and our desire to provide services in more U.S. markets, we recently acquired a 20-year IRU from Frontier to use its U.S. fiber optic network. This will replace our use of the Qwest network. Frontier is in the process of building the fiber optic network that we will use. The buildout of Frontier's planned network is approximately 60% completed and we expect it to be fully operational by the end of 1999, although there can be no assurance in this regard. If the Frontier U.S. fiber optic network is not completed within this time frame, we will need to obtain more expensive transmission capacity from other network providers, which will reduce our gross margins on substantially all of our U.S. calls. See "Business--The Destia Network--North American Network."

    Because we will obtain most of our U.S. transmission capacity from Frontier, network failures or quality problems experienced by Frontier will affect us. Furthermore, because the network will be managed by Frontier and not by our own personnel, we will not have the ability to directly remedy network problems. If Frontier is not able to adequately manage and maintain the network or our interconnection, we could experience quality and reliability problems, which would require us to secure more expensive transmission capacity. In the past, Frontier has experienced problems with its existing network, which utilizes technology different from that of its new network. We cannot be certain that similar problems will not arise with Frontier's new network or with the technology utilized in the network. This could have a material adverse effect on our business and the price of our common stock.

    RISKS RELATING TO ACQUIRING LINES FROM PTTS

    In several European countries, including France and Germany, the only large-scale providers of transmission facilities are the PTTs. In these countries, we may be required to acquire or lease transmission capacity at artificially high rates from a provider that occupies a monopoly or near monopoly position. In some areas, PTTs may not be required by law to provide us with the transmission capacity that may be required to implement our anticipated growth plans.

    Even when PTTs are required by law to provide transmission capacity to other carriers, we and other private carriers have experienced recurring and substantial delays in the negotiation of leases and interconnection agreements and in the commencement of operations.

    RISKS RELATING TO CAPACITY PURCHASE AND LEASE TERMS

    Under our short-term lease arrangements, we typically acquire transmission capacity on a fixed cost basis for a term of one month, one year or, in the case of our current arrangement with Qwest, three years. Our long-term capacity arrangements are for periods of up to 20 or 25 years. Our IRU from Frontier for our domestic network and our IRU agreements providing us with capacity on various transatlantic crossings are long-term capacity arrangements. See "Business--The Destia Network--Network Economics."

    When we negotiate purchase and lease agreements and make a determination to acquire a long-term lease or ownership of transmission capacity rather than a short-term lease, we must estimate the future supply and demand for transmission capacity, as well as our customer calling patterns and traffic levels. Our profitability depends, in part, on our ability to obtain capacity on a cost-effective basis and determine when it is appropriate to buy transmission capacity or lease it on a long-term basis, rather than to lease it on a short-term basis. We could suffer competitive disadvantages if we base our acquisitions of transmission capacity on inaccurate projections.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

    In order to bill our customers, we must record and process large amounts of data quickly and accurately. While we believe our management information systems currently are adequate, if our customer base continues to increase, we will need to continue to make substantial investments in new and enhanced information systems. If we encounter delays or cost-overruns or suffer adverse consequences in implementing these systems, there could be a material adverse effect on our ability to grow our business, which could have a material adverse effect on our business and the price of our common stock. See "Business--The Destia Network--Network Operations."

    As our information systems suppliers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business; in addition, these new revisions and upgrades may not be appropriate for our business.

DEVALUATION AND CURRENCY RISKS

    A substantial portion of our revenues and expenses are denominated in non-U.S. currencies, consisting principally of the British pound and the currencies represented by the euro. Although our business strategy contemplates that an increasing portion of our revenues and expenses will be denominated in non-U.S. currencies, a disproportionate portion of our expenses, including interest and principal on our indebtedness, will nevertheless continue to be denominated in U.S. dollars. This exposes us to fluctuations in the rate of exchange between foreign currencies and the U.S. dollar. Significant exchange rate fluctuations could have a material adverse effect on our business and the price of our common stock.

    At times, we use foreign exchange contracts to hedge foreign currency exposure resulting from our non-U.S. trade accounts receivables. Because of the number of currencies involved, our constantly changing currency exposure and the fact that all foreign currencies do not fluctuate in the same manner against the U.S. dollar, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL; INTEGRATION OF MANAGEMENT AND OTHER PERSONNEL

    Our success depends largely on the skills, experience and performance of key members of our senior management team. If we lose one or more of these key employees, particularly Alfred West or Alan L. Levy, our ability to successfully implement our ambitious business plan and the price of our common stock could be materially adversely affected. We have employment agreements with certain senior employees, but we cannot prohibit our employees from leaving. See "Management--Executive Compensation" and "Management--Employment Agreements and Arrangements."

    Under our equipment financing agreement (the "NTFC Agreement"), we may not cease to employ Mr. West (other than by reason of his death or disability) or let Mr. West compete with us. If we were to breach our equipment financing agreement, we would be in default, which would require us to prepay all borrowings outstanding thereunder, which would cause a default under the indenture in connection with the 1997 Notes (the "1997 Indenture") and the indenture in connection with the 1998 Notes (the "1998

Indenture") and could require prepayment of all amounts outstanding on the 1997 Notes and the 1998 Notes. That would have a material adverse effect on our business and the price of our common stock.

YEAR 2000 TECHNOLOGY RISKS

    We face certain risks arising from Year 2000 issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" for a discussion of certain risks relating to Year 2000 issues.

DEPENDENCE ON OUR PRINCIPAL EQUIPMENT SUPPLIER

    We purchase a significant portion of our switching equipment from Northern Telecom. We also rely on Northern Telecom for a substantial portion of our technical support for this equipment. From time to time, Northern Telecom also introduces software and hardware upgrades, which increase the efficiency and/or features of our switching equipment. These upgrades frequently can be purchased only directly from Northern Telecom. Northern Telecom is aware of our reliance on them for our network hardware and we believe that this may put us at a disadvantage in our negotiations with them to acquire network hardware at reasonable prices. See "Business--The Destia Network--Network Hardware and Software."

    As we continue to expand the Destia Network, we cannot be certain that we will be able to acquire all of the compatible equipment that we require. Our inability to acquire network hardware on a timely basis or at a reasonable price could result in delays, operational problems or increased expenses, any of which could have a material adverse effect on our business and the price of our common stock.

CONTROL BY PRINCIPAL STOCKHOLDERS

    When this offering is completed, Alfred West, (our Chief Executive Officer and Chairman of our Board of Directors), Steven West, (the brother of Alfred West and a member of our Board of Directors), and Gary Bondi, (a member of our
Board of Directors) will in total beneficially own or control approximately   %
of our outstanding common stock. As a result of their percentage ownership of our common stock, these stockholders will exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. See "Principal Stockholders."

ANTI-TAKEOVER PROVISIONS

    Some of the provisions that may be included in our Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition at a premium price. These provisions include:

    - authorizing the issuance of "blank check" preferred stock;

    - providing for a classified Board of Directors with staggered, three-year terms;

    - prohibiting cumulative voting in the election of directors;

    - limiting the removal of directors by the shareholders to removal for cause;

    - requiring a super-majority stockholder vote to effect certain amendments to our Certificate of Incorporation and Bylaws;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder action by written consent except where unanimous; and

    - establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

    In addition, we intend to adopt a shareholder rights plan prior to the completion of this offering. Our shareholder rights plan would cause substantial dilution to any person or group that attempts to acquire our company on terms not approved in advance by our Board of Directors.

    Section 203 of the Delaware General Corporation Law (the "DGCL") also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. By its terms, the prohibitions of Section 203 of the DGCL are not applicable to Messrs. Alfred West, Steven West and Gary Bondi. See "Principal Stockholders." In addition, certain of our employment agreements provide for payments to be made to the employees thereunder if their employment is terminated in connection with a change of control.

    Certain provisions of the DGCL, our shareholder rights plan and some of our employment agreements may delay, deter or prevent someone from acquiring or merging with us, including in a transaction that results in stockholders receiving a premium over the market price for the shares of common stock held by them. See "Management--Employment Agreements and Arrangements" and "Description of Capital Stock--Provisions of the Certificate of Incorporation, Bylaws and Delaware Law That May Have an Anti-takeover Effect."

    In addition to the foregoing, under the 1997 Indenture and the 1998 Indenture, we must commence, within 30 days of the occurrence of a change of control, an offer to purchase all the 1997 Notes and 1998 Notes then outstanding, at a purchase price equal to 101% of the principal amount or accreted value (as applicable) of such notes on the relevant payment date, plus accrued interest (if any) to the payment date. See "Certain Indebtedness." We cannot be certain whether we will have sufficient funds available at the time of any change of control to make any payment required by the foregoing covenant (as well as any payment that may be required pursuant to any other outstanding indebtedness at the time, including our indebtedness to our equipment financing lender). The foregoing covenants may also deter third parties from entering into a change of control transaction with us.

NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

    Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. The price of our common stock is likely to change after the offering. See "Underwriters." The market price of the common stock may fluctuate significantly in response to a number of factors, (some of which are beyond our control), including:

    - variations in operating results;

    - changes in financial estimates by securities analysts;

    - changes in market valuations of telecommunications companies;

    - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - our success or failure to implement our expansion plans;

    - increases or decreases in reported holdings by insiders or mutual funds;

    - additions or departures of key personnel;

    - future sales of common stock; and

    - stock market price and volume fluctuations generally.

POTENTIAL EFFECT OF SHARES BECOMING AVAILABLE FOR SALE

    Sales of a substantial number of shares of common stock after the offering (or the perception that such sales might occur) could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional stock. Immediately after this offering, we will
have       shares of common stock outstanding or that are the subject of
currently exercisable options. The       shares sold in this offering will be
freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in
Rule 144 under the Securities Act ("Rule 144"). The remaining             shares
of common stock outstanding on completion of this offering will be "restricted securities" as that term is defined in Rule 144.

    The shares of common stock that will be held by Princes Gate Investors II, L.P. upon the conversion of its shares of its Series A Preferred Stock upon completion of this offering will be entitled to certain registration rights. In addition, Mr. Levy is entitled to certain demand and piggyback registration
rights with respect to his incentive stock options to purchase       shares of
our common stock. See "Management" and "Underwriters."

    Immediately after this offering, we also will have an additional shares of common stock that are the subject of options that are not currently exercisable. To the extent that these options are properly exercised, the underlying shares of common stock will be freely tradable immediately upon exercise of the options.

    Stockholders holding more than   % of the outstanding common stock and
currently exercisable options to purchase common stock have executed lock-up agreements that limit their ability to sell common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Morgan Stanley & Co. Incorporated. When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule 144. See "Management--Employment Agreements and Arrangements" and "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS

    We have not paid dividends on our common stock since we became a subchapter C corporation. We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, the instruments governing our indebtedness contain restrictions on our ability to declare and pay dividends. See "Dividend Policy" and "Certain Indebtedness."

IMMEDIATE SUBSTANTIAL DILUTION

    The initial public offering price will be substantially higher than the book value per share of the outstanding common stock (which is negative). As a result, investors purchasing common stock in this offering will incur immediate substantial dilution. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution."

                                USE OF PROCEEDS

    The Company will receive net proceeds from the offering of approximately $
      million (approximately $    million if the U.S. underwriters exercise
their over-allotment option in full), assuming that the common stock is offered
at $     , the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated expenses of the offering. The Company intends to use the net proceeds to expand its sales and marketing activities, to make capital expenditures and to fund working capital and general corporate purposes, including to fund losses. In addition, although we are not currently engaged in negotiations regarding any material acquisitions, we may use net proceeds to fund suitable strategic acquisitions. Pending the use of the net proceeds, we intend to contribute them to an "Unrestricted Subsidiary," as defined in our indentures.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its common stock or other securities since it became a subchapter C corporation and it does not intend to pay cash dividends in the foreseeable future. The Company plans to retain earnings, if any, for use in the operation of its business and to fund future growth. In addition, the Company's indentures and our equipment financing agreement currently restrict the payment of dividends. See "Certain Indebtedness."

                              CERTAIN INFORMATION

    The Company's principal executive offices are located at 95 Rte. 17 South, Paramus, New Jersey 07652, and its telephone number is (201) 226-4500. Its World Wide Web site address is www.destia.com. The information in its web site is not incorporated by reference into this prospectus.

    The Company's logo and certain titles and logos of the Company's services mentioned in this prospectus are the Company's trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

    This prospectus includes statistical data (including Federal Communications Commission ("FCC") and International Telecommunications Union ("ITU") data) concerning the telecommunications industry that we obtained from industry publications. These publications generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry publications are reliable, we have not independently verified their data. We also have not sought the consent of any of these publications to refer to their data in this prospectus.

    The information in this prospectus has been adjusted to reflect the conversion of all 140,000 outstanding shares of the Series A Preferred Stock
into       shares of common stock, which will occur upon the closing of the offering. The information in this prospectus also has been adjusted to reflect a
      for       split of our common stock to occur prior to the offering. Except where specifically indicated, the information in this prospectus does not take into account the exercise of any of our outstanding options or warrants.

    As used herein, common stock refers to the voting common stock of the
Company. As of January 25, 1999, there were     shares of non-voting common
stock outstanding (on a post-split basis).

                                 CAPITALIZATION

    The following table sets forth our cash and capitalization as of September 30, 1998 (i) on an actual basis and (ii) on an as adjusted basis after giving effect to the offering and the conversion of all outstanding shares of Series A Preferred Stock of the Company into shares of common stock. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

                                                                                                    AS OF
                                                                                             SEPTEMBER 30, 1998
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------

                                                                                               (IN THOUSANDS)
Cash, cash equivalents, marketable securities and restricted cash........................  $  193,476
                                                                                           ----------
                                                                                           ----------
Current portion of long-term debt and capital lease obligations..........................  $   11,021   $  11,021
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt and capital lease obligations:
  Capital leases.........................................................................  $      191   $     191
  1997 Notes.............................................................................     150,100     150,100
  1998 Notes.............................................................................     187,939     187,939
  Other long-term debt...................................................................      24,729      24,729
                                                                                           ----------  -----------
      Total long-term debt and capital lease obligations.................................     362,959     362,959

Redeemable convertible preferred stock...................................................      14,396      --

Stockholders' equity (deficit):
  Common stock--voting, $.01 par value,          shares authorized, actual, and
    shares authorized, as adjusted;          shares issued and outstanding, actual and
        shares issued and outstanding,
    as adjusted (1)......................................................................         200
  Non-voting common stock, $.01 par value,       shares authorized, actual and adjusted;
        shares issued and outstanding, actual and     shares issued and outstanding, as
    adjusted.............................................................................           1
  Additional paid-in capital (2).........................................................       5,926
  Accumulated other comprehensive income.................................................        (313)
  Accumulated deficit....................................................................     (86,952)
                                                                                           ----------
      Total stockholders' equity (deficit)...............................................     (81,138)
                                                                                           ----------

        Total capitalization.............................................................  $  296,217
                                                                                           ----------
                                                                                           ----------

------------------------------

(1) Actual amount as of September 30, 1998 does not include (i)       shares of
    common stock issuable upon the exercise of options to employees at a
    weighted average exercise price of $      , (ii)       shares of common
    stock issuable upon conversion of the Series A Preferred Stock or (iii)
            shares of common stock issuable upon exercise of the Warrants issued in connection with the 1997 Unit Offering at an exercise price of $.01 per share. As adjusted amount as of September 30, 1998 does not include items
    (i) and (iii) of the preceding sentence. All shares numbers contained herein
    give effect to the   for   stock split to be effected prior to the offering.
    See "Certain Information."

(2) Includes $5.6 million attributable to the Warrants, which represents the portion of the issue price paid in the 1997 Unit Offering attributable to the fair value of the Warrants. This amount has been recognized as a discount on the 1997 Notes and is being amortized over the term of the 1997 Notes. The Warrants expire on June 30, 2007.

                                    DILUTION

    The pro forma net tangible book value of the Company's common stock as of September 30, 1998, giving effect to the conversion of all shares of the Series A Preferred Stock into common stock on the closing of this offering, was
$      , or approximately $      per share. "Pro forma net tangible book value"
per share represents the amount of total tangible assets of the Company less
total liabilities, divided by       shares of common stock outstanding after
giving effect to the conversion of the Series A Preferred Stock into common
stock. After giving effect to the issuance and sale of       shares of common
stock offered by the Company (based on an assumed initial public offering price
of $      per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company), the pro forma net tangible book value of the Company as of September 30, 1998 would have
been $      , or $      per share. This represents an immediate increase in pro
forma net tangible book value of $      per share to existing stockholders and
an immediate dilution in net tangible book value of $      per share to new
investors. Investors participating in this offering will incur immediate, substantial dilution. The following table illustrates the per share dilution:

Assumed initial public offering price per share............................             $
  Pro forma net tangible book value per share as of September 30, 1998.....  $
  Increase in pro forma net tangible book value per share attributable to new investors..........................................................
                                                                             ---------
Pro forma net tangible book value per share after the offering.............
                                                                                        ---------
Dilution per share to new investors........................................             $
                                                                                        ---------
                                                                                        ---------

    The following table sets forth, on a pro forma basis as of September 30, 1998, after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into common stock on the closing of this offering, the difference between the existing stockholders and the purchasers of shares of common stock in this offering (at an assumed initial public offering price of $
      per share) with respect to the number of shares of common stock purchased from the Company, the total consideration paid and the average price paid per share:

                                                        SHARES PURCHASED            TOTAL CONSIDERATION          AVERAGE
                                                    -------------------------  ------------------------------     PRICE
                                                       NUMBER       PERCENT         AMOUNT          PERCENT     PER SHARE
                                                    ------------  -----------  -----------------  -----------  -----------
Existing stockholders.............................                          %  $         million            %   $
New investors.....................................                                       million
                                                    ------------         ---   -----------------         ---
    Total.........................................                          %  $         million            %
                                                    ------------         ---   -----------------         ---
                                                    ------------         ---   -----------------         ---

    As of December 31, 1998, there were approximately         shares subject to
outstanding options at a weighted average exercise price of approximately $
per share, and        shares of common stock issuable upon the exercise of the
Warrants at an exercise price of $.01 per share. To the extent outstanding options and Warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Executive Compensation" and "Management--1996 Flexible Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data for 1994, 1995, 1996 and 1997 are derived from our audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for 1993 was derived from our accounting records and is unaudited. The selected consolidated financial data for the nine months ended September 30, 1997 and 1998 and the balance sheet data as of September 30, 1998 are derived from our unaudited interim financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations and financial position for those periods. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                                                                                      NINE
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                                                                   SEPTEMBER
                                                                         YEARS ENDED DECEMBER 31,                     30,
                                                          -------------------------------------------------------  ----------
                                                            1993       1994       1995        1996        1997        1997
                                                          ---------  ---------  ---------  ----------  ----------  ----------

                                                             (IN THOUSANDS, EXCEPT REVENUE PER MINUTE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................................  $   3,528  $   8,523  $  27,490  $   45,103  $   83,003  $   53,138
Cost of services........................................      2,761      5,540     19,735      35,369      63,707      41,050
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Gross profit............................................        767      2,983      7,755       9,734      19,296      12,088
Selling, general and administrative expense.............        497      2,013      7,087      16,834      37,898      22,521
Depreciation and amortization...........................         51        168        389       1,049       3,615       2,167
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Income (loss) from operations...........................        219        802        279      (8,149)    (22,217)    (12,600)
Interest income.........................................          6          6         19          84       3,689       1,846
Interest expense........................................        (25)      (109)      (167)       (380)    (11,437)     (5,826)
Other income (expense)..................................          6        100        (10)        133        (163)        116
Provision for income taxes..............................         --         73         --          --          --          --
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Net income (loss).......................................  $     206  $     726  $     121  $   (8,312) $  (30,128) $  (16,464)
                                                          ---------  ---------  ---------  ----------  ----------  ----------
                                                          ---------  ---------  ---------  ----------  ----------  ----------
Net earnings (loss) per share:
Basic...................................................
Diluted.................................................

Weighted average number of shares of common stock
  outstanding (basic and diluted)(1)....................
                                                          ---------  ---------  ---------  ----------  ----------  ----------
                                                          ---------  ---------  ---------  ----------  ----------  ----------
OTHER DATA:
Capital expenditures....................................  $     605  $     906  $   1,677  $    4,670  $   19,021  $    7,932
EBITDA(2)...............................................        276      1,070        658      (6,967)    (18,765)    (10,317)
Distributions to S Corporation shareholders(3)..........         --         --        499         227          --          --
Preferred dividends(4)..................................         --         --         --         281         879         879
Net cash provided by (used in) operating activities.....       (190)       474      2,037      (6,006)    (12,219)    (14,734)
Net cash used in investing activities...................       (741)      (801)    (1,206)     (4,247)    (13,267)     (5,459)
Net cash provided by (used in) financing activities.....      1,051        292       (810)     16,419     145,844     146,243
Revenue per minute......................................        N/A        .70        .57         .43         .25         .27

REGIONAL DATA(5):
Revenues
  Continental Europe....................................        N/A  $   2,652  $   5,025  $   11,441  $   15,741  $   11,316
  United Kingdom........................................        N/A      3,143     14,173      15,477      18,363       9,330
  United States.........................................        N/A      2,728      8,292      18,185      48,899      32,492
                                                                     ---------  ---------  ----------  ----------  ----------
    Total...............................................             $   8,523  $  27,490  $   45,103  $   83,003  $   53,138
                                                                     ---------  ---------  ----------  ----------  ----------
                                                                     ---------  ---------  ----------  ----------  ----------
Minutes
  Continental Europe....................................        N/A      1,957      3,856       8,351      17,239      11,241
  United Kingdom........................................        N/A      4,532     20,592      27,968      68,810      29,951
  United States.........................................        N/A      5,707     23,411      68,247     244,095     156,835
                                                                     ---------  ---------  ----------  ----------  ----------
    Total...............................................                12,196     47,859     104,566     330,144     198,027
                                                                     ---------  ---------  ----------  ----------  ----------
                                                                     ---------  ---------  ----------  ----------  ----------


                                                             1998
                                                          ----------

STATEMENT OF OPERATIONS DATA:
Revenues................................................  $  140,956
Cost of services........................................     103,088
                                                          ----------
Gross profit............................................      37,868
Selling, general and administrative expense.............      57,121
Depreciation and amortization...........................       7,131
                                                          ----------
Income (loss) from operations...........................     (26,384)
Interest income.........................................       8,984
Interest expense........................................     (29,366)
Other income (expense)..................................        (412)
Provision for income taxes..............................          --
                                                          ----------
Net income (loss).......................................  $  (47,178)
                                                          ----------
                                                          ----------
Net earnings (loss) per share:
Basic...................................................
Diluted.................................................
Weighted average number of shares of common stock
  outstanding (basic and diluted)(1)....................
                                                          ----------
                                                          ----------
OTHER DATA:
Capital expenditures....................................  $   64,363
EBITDA(2)...............................................     (19,665)
Distributions to S Corporation shareholders(3)..........          --
Preferred dividends(4)..................................          --
Net cash provided by (used in) operating activities.....     (28,818)
Net cash used in investing activities...................    (136,787)
Net cash provided by (used in) financing activities.....     174,354
Revenue per minute......................................         .23
REGIONAL DATA(5):
Revenues
  Continental Europe....................................  $   15,047
  United Kingdom........................................      45,555
  United States.........................................      80,354
                                                          ----------
    Total...............................................  $  140,956
                                                          ----------
                                                          ----------
Minutes
  Continental Europe....................................      29,181
  United Kingdom........................................     211,478
  United States.........................................     366,655
                                                          ----------
    Total...............................................     607,314
                                                          ----------
                                                          ----------

                                                                                         AS OF SEPTEMBER 30, 1998
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(6)
                                                                                        ----------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities......................................  $  153,452
Restricted cash(7)....................................................................      40,024        40,024
Total assets..........................................................................     367,323
Current portion of borrowings.........................................................      11,021        11,021
Long-term borrowings, less current portion............................................     362,959       362,959
Redeemable convertible preferred stock................................................      14,396        --
Total stockholders' equity (deficit)..................................................     (81,138)

------------------------------

(1) Weighted average numbers of shares have been retroactively restated to give
    effect to the    for    stock split to be effected prior to the offering.
    See "Certain Information."

(2) "EBITDA" is defined as net income (loss) plus net interest expense, income tax expense, and depreciation and amortization expense. We have included information concerning EBITDA in this prospectus because this type of information is commonly used in the telecommunications industry as one measure of a company's operating performance and liquidity. EBITDA is not determined using GAAP and, therefore, our EBITDA is not necessarily comparable to EBITDA of other companies. EBITDA also does not indicate cash provided by operating activities. You should not use our EBITDA as a measure of our operating income and cash flows from operations under GAAP. Both of those measures are presented above. You also should not look at our EBITDA in isolation, as an alternative to or as more meaningful than measures of performance determined in accordance with GAAP.

(3) The distributions reflected in this line item were declared when we were a subchapter S corporation under applicable U.S. tax law.

(4) The Series A Preferred Stock accrued monthly dividends at a compounded monthly rate of 12% per year. The dividends began to accrue and compound interest from November 1, 1996, the issuance date of the Series A Preferred Stock, and ceased to accrue on July 1, 1997.

(5) Regional revenue data and minute data for 1993 is not available.

(6) The as adjusted data give effect to (i) the offering, (ii) the conversion of the Series A Preferred Stock into our common stock upon consummation of the offering, as if these events had occurred on September 30, 1998 and (iii) a
       for    stock split to be effected prior to the offering.

(7) We used $57.4 million of the net proceeds from our 1997 Unit Offering to purchase a portfolio of U.S. government securities that we were required to reserve for the payment of the first six scheduled interest payments due on the 1997 Notes that we issued in the 1997 Unit Offering. Warrants also were issued in the 1997 Unit Offering. See "Capitalization."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "FORWARD-LOOKING STATEMENTS" (ON PAGE 4). SEE ALSO "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company is a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Its extensive international telecommunications network allows it to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland.

    The Company provides its customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. The Company's 350,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of the Company's geographic markets, it utilizes a multichannel distribution strategy to market its services to its target customer groups.

    REVENUES

    The Company's revenues are primarily based on usage and are derived from the number of minutes of telecommunications traffic carried at a fixed per minute charge. The following table shows the total revenue and billable minutes of use attributable to the Company's operations by region for the nine months ended September 30, 1997 and 1998. Over time, the Company expects its European markets to contribute an increasingly larger percentage of its revenues.

                                                               NINE MONTHS ENDED SEPTEMBER 30,
                                                             ------------------------------------
                                                               1997        1998       % CHANGE
                                                             ---------  ----------  -------------

                                                                        (IN THOUSANDS)
REVENUE
United States..............................................  $  32,492  $   80,354          147%
United Kingdom.............................................      9,330      45,555          388%
Continental Europe.........................................     11,316      15,047           33%
                                                             ---------  ----------          ---
Total......................................................  $  53,138  $  140,956          165%
                                                             ---------  ----------          ---
                                                             ---------  ----------          ---
BILLABLE MINUTES OF USE
United States..............................................    156,835     366,655          134%
United Kingdom.............................................     29,951     211,478          606%
Continental Europe.........................................     11,241      29,181          160%
                                                             ---------  ----------          ---
Total......................................................    198,027     607,314          207%
                                                             ---------  ----------          ---
                                                             ---------  ----------          ---

    The Company generally prices its services at a discount to the primary carrier (or carriers) in each of its markets. The Company has experienced and expects to continue to experience declining revenue per minute in all of its markets as a result of increased competition. However, the Company believes such declines in revenue per minute will be offset in part by an increased demand for long distance services and declining costs of transmission. Historically, transmission costs in the telecommunications industry have declined at a more rapid rate than prices due to technological innovation and the availability of substantial transmission capacity. There can be no assurance that this cost trend will continue. See "Risk Factors-- Increasing Pricing Pressures" and "Industry Overview."

    The Company's revenues are recorded upon completion of calls. For prepaid services, the Company's revenues are reported net of selling discounts and commissions and upon usage rather than sale.

    COST OF SERVICES

    The major components of the Company's cost of services include the cost of origination, transmission and termination of traffic. In general, the Company pays a per minute charge to originate and terminate calls. However, in continental Europe, origination charges on calls utilizing local dial-up access are paid by the Company's customers. In countries where the Company has interconnection, it is able to originate and terminate calls more cost-effectively, either pursuant to fixed price contractual arrangements with PTTs or LECs or pursuant to a tariff.

    The Company's transmission cost of services consists of expenses related to leased lines and switched minutes. The Company typically acquires leased lines on a fixed cost basis, which involves monthly payments regardless of usage levels. Leased lines are used for specific point-to-point routes and have a shorter duration than IRUs. Because the cost of leased lines involve a fixed monthly payment, transmitting an increased portion of the Company's calls over leased lines reduces its incremental transmission costs. Accordingly, once certain traffic volume levels are reached, leased line capacity is more cost effective than capacity acquired on a variable cost basis, such as switched minutes.

    To terminate calls in locations not covered by its network, the Company acquires switched minutes from other carriers. Switched minutes are acquired on a per minute basis (with volume discounts) and, accordingly, are a variable cost. The cost of switched minutes also includes origination and termination charges. As the Company's minutes of traffic carried have grown, the Company has obtained better pricing on switched minutes transmission capacity. In general, the Company expects its marginal cost of services will decline over time due to greater usage of owned transmission capacity, technological innovation and the availability of substantial third-party transmission capacity.

    A substantial portion of the Company's calls are also transmitted over its IRUs. The cost of IRUs is expensed in depreciation and amortization and is, therefore, not accounted for as part of cost of services.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    To date, the Company has sold its services primarily through independent sales channels. Selling expenses have, therefore, primarily consisted of commissions paid to agents and resellers. To a lesser extent, the Company also has incurred selling expenses arising out of advertising and promotion costs, sales by the Company's internal sales force and expenses related to its customer service department. Since the consummation of the acquisition of VoiceNet during the first quarter of 1998, commissions paid to and retained by VoiceNet (i.e., commissions not subsequently paid by VoiceNet to its independent sales agents) have been eliminated.

    The Company is continuing to increase its internal sales force and this expansion will significantly increase the selling expenses associated with operating and staffing sales offices. In addition, as the Company expands its customer base in new and existing markets, it also intends to increase its advertising expenses. The Company expects all of these costs to eventually decline as a percentage of its revenues over time. General and administrative expenses have increased primarily as a result of expanding the Company's customer service, billing, financial reporting and other management information systems and network management systems and organizational expenses related to entering additional markets.

    DEPRECIATION AND AMORTIZATION EXPENSE

    The Company's depreciation and amortization expense is primarily related to depreciation on the Company's IRUs and switching equipment, amortization of costs associated with the issuance of the 1997 Notes and 1998 Notes and the amortization of goodwill from the purchase of VoiceNet and of the 30% interest in Telco Global Communications ("Telco") that the Company did not already own.

    As the Company expands the Destia Network, it will continue to add new switching equipment and acquire additional IRUs, both of which will increase the Company's depreciation expense. IRUs involve only fixed costs, with no per minute charges, and are a more cost-effective means of transmitting traffic once certain volume levels are reached. The Company recently acquired a 20-year IRU from Frontier which provides it with fiber optic transmission capacity in the United States and also intends to acquire additional IRUs, particularly in Europe. To the extent the Company's increased use of IRUs reduces its utilization of leased lines and switched minutes, the increase in depreciation expense will be offset, in part, by a decrease in its cost of services. As a result, the Company's gross margins will improve, although the Company's net income will not necessarily improve.

    INTEREST EXPENSE

    Prior to July 1, 1997, interest expense principally consisted of interest payable in connection with equipment financing loans and short-term indebtedness. The 1997 Notes and 1998 Notes currently constitute most of the Company's interest expense. Annual interest expense for the 1997 Notes and 1998 Notes will aggregate $43.3 million in 1999. The 1998 Notes were issued at a discount and accrete to their aggregate principal amount at maturity on February 15, 2003. Thereafter, interest on the 1998 Notes will be required to be paid in cash. See "Certain Indebtedness."

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

    REVENUES. Revenues for the nine months ended September 30, 1998 increased 165% to $141.0 million from $53.1 million for the nine months ended September 30, 1997. Billable minutes of use increased 207% to 607.3 million in the first nine months of 1998 from 198.0 million in the comparable prior year nine-month period. The year-to-year revenue increase was primarily attributable to strong customer growth in both the U.S. and U.K. markets.

    Revenues for all products increased substantially from 1997 to 1998. The increase in revenues resulting from the growth in billable minutes was partially offset by per-minute price reductions caused by increased competition, most significantly in the U.K. and continental European markets.

    GROSS PROFIT. The gross profit margin of 26.9% reported for the nine-month period ended September 30, 1998 increased 4.2% from the 22.7% achieved in the nine-month period ended September 30, 1997. This increase was attributable to network expansion and increased utilization of transmission capacity which contributed to lower per-minute costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 1998 were $57.1 million, representing 40.5% of revenue, compared to $22.5 million in 1997, or 42.4% of revenue. The decrease in selling, general and administrative expenses as a percentage of revenues during 1998 was primarily attributable to the significant increase in revenues from the nine-month period of the prior year.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $7.1 million for the nine-month period ended September 30, 1998 from $2.2 million for the nine-month period ended September 30, 1997. This increase was substantially due to the continuing build-out of the Company's network in the United States, the United Kingdom and continental Europe and amortization of costs associated with the Company's issuance of 1997 Notes and the 1998 Notes and the amortization of goodwill from the purchase of VoiceNet and Telco.

    INTEREST EXPENSE AND INTEREST INCOME. Interest expense increased to $29.4 million in 1998 from $5.8 million in the prior year comparable period. This increase was attributable to the issuance of the 1997 Notes and the 1998 Notes. Interest income increased to $9.0 million in 1998 from $1.8 million in the comparable period of 1997. This increase was primarily due to interest income earned on the investment of the net proceeds received in connection with these offerings.

    NET LOSS. The Company reported a net loss of $47.2 million for the nine-month period ended September 30, 1998 compared to a net loss of $16.5 million for the comparable period of 1997. The increase is primarily due to the higher level of selling, general and administrative expenses and higher debt service costs.

    The following table presents certain data concerning the Company's results of operations for 1995, 1996 and 1997.

                                                                   YEARS ENDED DECEMBER 31
                                                               -------------------------------
                                                                 1995       1996       1997
                                                               ---------  ---------  ---------

                                                                       (IN THOUSANDS)
Revenues.....................................................  $  27,490  $  45,103  $  83,003
Cost of services.............................................     19,735     35,369     63,707
Selling expenses, general and administrative expenses........      7,087     16,834     37,898
Depreciation and amortization................................        389      1,049      3,615
Net income (loss)............................................        121     (8,312)   (30,128)

    1997 COMPARED TO 1996

    REVENUES.  Total revenues for 1997 increased by 84% to $83.0 million on
330.1 million billable minutes of use from $45.1 million on 104.6 million billable minutes of use for 1996. Billable minutes of use increased by 216% for 1997 from 1996. Growth in revenues during 1997 primarily was attributable to additional minutes of use, particularly in the United States, offset in part by a substantial decline in prices, as a result of increased competition. This competition was a primary factor for the average revenue per minute decrease from $.43 during 1996 to $.25 during 1997. An additional factor in the decrease in revenues per minute was a larger portion of national, as opposed to international, minutes of use. The increase in revenues was primarily attributable to sales by VoiceNet of $23.6 million for 1997, compared to $1.9 million for 1996.

    In the United Kingdom, revenues increased to $18.4 million from $15.5 million, primarily due to sales by Telco which increased to $10.6 million in 1997 from $1.3 million in 1996. Increases in U.K. revenue were partially offset by the termination of the Company's business relationship with EI, which accounted for $14.2 million in revenues in 1996. During the fourth quarter of 1996, the Company began marketing efforts in the U.K. through Telco, its majority owned subsidiary. During 1997, U.K. revenues consisted principally of $10.6 million from international and domestic long distance and prepaid card services attributable to Telco, as well as $7.2 million from carrier services sold through ATL, a wholly-owned subsidiary of the Company. Average U.K. revenue per minute decreased from $.55 per minute during 1996 to $.27 per minute during 1997. This reduction was due principally to sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes, and to increased price competition.

    In continental Europe, revenues increased by 38% to $15.7 million from $11.4 million. This increase was attributable to an increase in prepaid card services, primarily in France and Germany. Average continental European revenue per minute decreased from $1.37 per minute during 1996 to $.91 per minute during 1997. This decrease was due to lower rates in France and Germany.

    In the United States, revenues grew by 169% to $48.9 million from $18.2 million. This increase was due principally to calling card revenues attributable to sales by VoiceNet, which were $23.6 million during 1997, compared to $1.9 million during 1996. VoiceNet began reselling the Company's calling card services to end users during the second quarter of 1996. The remainder of the increase resulted from increases in sales of carrier services, and, to a lesser extent, international and domestic long distance and prepaid card services. Average U.S. revenue per minute decreased to $.20 per minute during 1997 from $.27 per minute during 1996. This reduction was due principally to sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes, and to increased price competition.

    During 1997, the Company experienced an average customer turnover or "churn" rate of approximately 5% relating to U.S., U.K. and continental European "1+", "1xxx" and calling card services. To date, the Company's revenues and margins have not been materially impacted by its "churn" rate. The Company's "churn" rate with respect to any given period consists of the average number of customers that ceased using the Company's services during any month during the period divided by the average monthly number of customers for the period. Customers that have ceased using the Company's services during any given month are those customers who used the Company's services during the prior month but not during any subsequent month during the applicable period.

    COST OF SERVICES. Cost of services increased to $63.7 million for 1997 from $35.4 million for 1996. As a percentage of revenues, cost of services decreased slightly to approximately 77% for 1997 from approximately 78% for 1996. Average cost per minute for 1997 decreased to $.19 from $.34 for 1996. This was a result of increased use of owned and leased line transmission capacity acquired by the Company during the period, as well as obtaining better prices on switched transmission capacity because of the growth of the Company's minutes of traffic and more available capacity.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $37.9 million for 1997 from $16.8 million for 1996, and, as a percentage of revenues, were 46% for 1997 and 37% for 1996. The increase primarily consisted of commissions paid to resellers (principally VoiceNet) and independent agents, an increase in payroll costs related to additional management and staff in the areas of finance, sales, customer service network management and information systems at the Company's Manhattan, New York, Brooklyn, New York and College Station, Texas facilities, as well as the London, Brussels, Hamburg and Paris offices. For 1996, a majority of the expenses consisted of expenses related to EI and commissions paid to independent sales agents.

    In connection with the termination of the Company's joint venture with EI during June 1996, EI granted the Company the right to compete with EI in the United Kingdom in exchange for forgiveness of a net receivable due to the Company of $2.0 million. The forgiveness of the receivable has been reclassified as an expense of the joint venture and has been charged to operations. The Company previously had capitalized the U.K. territorial rights granted to it by EI on its consolidated balance sheet and was amortizing the rights over a 15 year life. The Company subsequently decided to write off this asset, resulting in an additional $1.9 million charge in 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $3.6 million for 1997 from $1.0 million for 1996. This increase was substantially due to the depreciation associated with upgrades in the Company's switch in New York and installation of multiplexing equipment in New York and London, as well as amortization of costs associated with the 1997 Unit Offering.

    BAD DEBT EXPENSE. The Company had bad debt expense of $3.9 million for 1997, compared to bad debt expense of $2.0 million for 1996, which was due to the $2.0 million charge relating to EI during 1996.

    INTEREST EXPENSE. The Company had $11.4 million of interest expense during 1997, as compared to interest expense of $0.4 million during 1996. Interest expense has increased substantially as a result of the 1997 Unit Offering, with $10.5 million of 1997 expense attributable to the 1997 Unit Offering.

    NET LOSS. The Company had a net loss of $30.1 million during 1997, compared to a net loss of $8.3 million during 1996. The increase is primarily due to costs associated with increasing the internal infrastructure, building the network, marketing, commissions paid to resellers and interest expense related to the 1997 Notes.

    1996 COMPARED TO 1995

    REVENUES.  Total revenues for 1996 increased by 64% to $45.1 million on
104.6 million billable minutes of use from $27.5 million on 47.9 million billable minutes of use for 1995. Growth in revenues during 1996 was generated primarily from an increase in minutes of traffic in existing markets, offset in part by declining prices. At December 31, 1996, the Company had approximately 24,700 customer accounts, compared to approximately 26,400 customer accounts at December 31, 1995. The reduction in the number of customer accounts was attributable to the termination of the Company's relationship with EI discussed below.

    In the United Kingdom, revenues grew 9% to $15.5 million. The Company's U.K. revenues were limited in 1996 due to a restructuring of the Company's U.K. sales and marketing arrangements resulting from a change in its distribution strategy. For the first five months of 1996, U.K. revenues increased substantially over the corresponding period in 1995. On June 1, 1996, the Company effectively terminated its joint venture with EI, pursuant to which EI had the exclusive right to sell the Company's services in the United Kingdom. In exchange for the Company being granted the right to compete in the United Kingdom, the Company forgave a net receivable of $2.0 million and agreed to sell transmission to EI at lower rates than that charged to the joint venture, thereby substantially reducing revenues from U.K. sales during the second half of 1996 as compared to the corresponding period in 1995. The Company ceased providing transmission services to EI during November 1996 due to payment delinquencies by EI and terminated its relationship with EI during December 1996. In connection with the termination, EI agreed to pay the Company $2.2 million on an agreed upon payment schedule, substantially all of which has been paid. In addition, the Company agreed not to solicit sales from customers of the joint venture, subject to certain permitted exceptions.

    During 1996, average U.K. revenue per minute was $.55, down from $.69 in 1995. This reduction was attributable to price decreases resulting from increased price competition, as well as the modification of the Company's relationship with EI on June 1, 1996, which included a reduction in prices charged to EI as compared to the prices charged to the Company's joint venture with EI.

    In continental Europe, revenues increased by 128% to $11.4 million. This increase was attributable primarily to growth in prepaid card services of $7.2 million due to full year sales and increased marketing and, to a lesser extent, growth in calling card services of $4.2 million. Average continental European revenue per minute was $1.37, up from $1.30 in 1995. This increase was principally due to an increase in higher priced prepaid card traffic.

    In the United States, the Company's revenues grew 119% to $18.2 million, primarily as a result of substantial increases in sales of international and domestic long distance services of $7.8 million, prepaid card services of $2.6 million (which were introduced during the second half of 1995 and generated minimal revenue during such year) and carrier services of $5.9 million, as well as the introduction of calling card services of $1.9 million, which were sold primarily through VoiceNet. Average U.S. revenue per minute was $.27 in 1996, down from $.35 in 1995. This decrease was due principally to a reduction in rates resulting from increased price competition attributable to pricing reductions by larger carriers and sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes.

    COST OF SERVICES. Cost of services increased to $35.4 million for 1996 from $19.7 million for 1995 and, as a percentage of revenues, increased to 78% for 1996 from 72% for 1995. The increase as a percentage of revenues was primarily due to the modification of the Company's relationship with EI on June 1, 1996, pursuant to which the Company agreed to charge a lower transmission rate to EI, thereby reducing margins on sales to EI. Average costs per minute for 1996 decreased to $.34 from $.41 for 1995. This decrease was attributable to volume discounts resulting from the higher volume of traffic carried and general price reductions on transmission capacity.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $16.8 million for 1996 from $7.1 million for 1995, and, as a percentage of revenues, increased to 37% in 1996 from 26% in 1995. This increase was primarily due to increases in the size of the Company's customer service department and, starting in August 1996, a substantial increase in the Company's management and staff in the areas of finance, network management and information systems at its New York, New York, Brooklyn, New York and College Station, Texas facilities, and the establishment of sales offices in London during the second quarter of 1996 and in Paris, Brussels and Hamburg during the third quarter of 1996 as well as expenses related to EI and commissions paid to independent sales agents.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $1.0 million for 1996 from $.4 million for 1995. This increase was substantially due to the depreciation expense associated with upgrades in the Company's switch in New York and installation of multiplexing equipment in New York and London.

    BAD DEBT EXPENSE. The Company had bad debt expense of $2.0 million during 1996, compared to bad debt expense of $.2 million during 1995. For bad debt expense in 1996, $2.0 million was attributable to the charge relating to EI during 1996.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has incurred significant operating and net losses and made substantial capital expenditures, due in large part to the start-up and development of the Company's operations and the Destia Network. The Company will incur additional losses and have substantial additional capital expenditures. The Company has utilized cash provided from financing activities to fund losses and capital expenditures. The sources of this cash have primarily been the proceeds from the sale of the 1997 Notes and the 1998 Notes and, to a lesser extent, equipment-based financing.

    As of September 30, 1998, the Company had $153.5 million of cash, cash equivalents and marketable securities. The Company believes that the net proceeds of this offering, equipment loans it expects to obtain and cash on hand will provide sufficient funds for the foreseeable future. However the amount of the Company's future capital requirements will depend on a number of factors, including success of its business, its gross margins, and its selling, general and administrative expenses, as well as other factors, many of which are not within its control, including competitive conditions, regulatory developments and capital costs. In the event that the Company's plans or assumptions change or prove to be inaccurate, it may be required to delay or abandon some or all of its development and expansion plans or the Company may be required to seek additional sources of capital. Future sources may include public debt or equity offerings or equipment financing. There can be no assurance that additional financing arrangements will be available on acceptable terms.

    In 1999, the Company plans to spend approximately $100 million for capital expenditures on network equipment, back-office systems, the build-out of its network operations center in St. Louis, Missouri, a transatlantic IRU and other fiber optic transmission capacity. Actual capital expenditures may be significantly different from the Company's current plans, in part because the Company intends to be opportunistic in acquiring transmission capacity in a dynamic market. The Company also expects to have substantial capital expenditures after 1999.

    The Company's net cash used in operating activities was $28.8 million for the nine months ended September 30, 1998, and was primarily attributable to a net loss of $47.2 million and an increase in accounts receivable of $24.3 million, partially offset by an increase in accounts payable, accrued expenses and other current liabilities of $18.5 million, and non-cash interest expense of $12.6 million. Net cash used in investing activities of $136.8 million for the nine months ended September 30, 1998 was attributable to the purchase of marketable securities, investments made primarily in switching and other telecommunications equipment and IRUs and the VoiceNet acquisition. Net cash provided by financing activities of $174.4 million was primarily related to the issuance of the 1998 Notes.

    On February 12, 1998, the Company acquired VoiceNet, a major distribution channel for the Company's calling card products. The initial purchase price was $21.0 million, which was paid in cash. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business. The earn-out bonus will not have a material impact on the Company's liquidity. The acquisition was accounted for under the purchase method of accounting. Goodwill was recorded to the extent the purchase price exceeded the fair value of the net assets purchased. Approximately $1.0 million of the initial purchase price will reflect the underlying value of the assets acquired and $20.0 million will reflect goodwill. The goodwill is being amortized over 20 years.

    During November 1998, the Company completed two small acquisitions. It acquired a controlling interest in America First Ltd. ("America First"), a prepaid card distributor in the United Kingdom, and it acquired the customer accounts of a long distance reseller, also located in the United Kingdom. The Company is in the process of determining appropriate allocations of the purchase prices and related amortization periods of the intangible assets.

    In the United Kingdom, the majority of the Company's sales are made through Telco, its majority owned subsidiary. On July 17, 1998, the Company acquired the 30% minority interest in Telco that it did not already own in exchange for a note in the principal amount of approximately $14.0 million, payable by the Company in quarterly installments, together with interest at a rate of 8.0% per annum, over approximately three years. The entire purchase price is classified as goodwill, which will be amortized over 20 years. In connection with such acquisition, (1) Telco obtained ownership rights with respect to certain proprietary software used in Telco's business and (2) the Company converted options to acquire Telco shares held by Telco employees into grants of non-voting restricted shares of the Company's common stock.

    Subsequent to September 30, 1998, the Company incurred certain other non-operating cash commitments, including approximately $42.3 million in the aggregate for a 20-year IRU from Frontier to use its U.S. fiber optic network and for the purchase of a transatlantic IRU. As of December 31, 1998, the Company pays approximately $1.2 million per quarter as installments of principal on its equipment facility. In addition, the Company pays $20.9 million per annum as interest expense on the 1997 Notes. The Company has put funds in escrow to cover this expense through July 15, 2000. For a discussion of the Company's IRU on the Frontier network, see "Business--The Destia Network--North American Network."

    The Company continually evaluates business opportunities, including potential acquisitions. In addition, although the Company is not currently engaged in negotiations regarding any material acquisitions, the Company may use net proceeds of the offering to fund suitable strategic acquisitions. The Company will seek to acquire or align itself with complimentary companies that
(1) offer attractive opportunities in new geographic markets (with an emphasis on continental Europe), (2) have an established customer base or (3) have innovative telecommunications services or technologies (such as data transmission and Internet Services).

    FOREIGN CURRENCY EXPOSURE

    The Company is exposed to fluctuations in foreign currencies relative to the U.S. dollar because the Company bills in local currency, while transmission costs are largely incurred in U.S. dollars and interest expense on the 1997 and 1998 Notes is in U.S. dollars. For the first nine months of 1998 and 1997, approximately 43% and 38%, respectively, of the Company's revenues were billed in currencies other than the U.S. dollar, consisting primarily of British pounds and Belgian francs. The effect of these fluctuations on the Company's revenues for the nine months ended September 30, 1998 and 1997 was immaterial. As the Company expands its operations, a higher percentage of revenues is expected to be billed in currencies other than the U.S. dollar. The Company, from time to time, uses foreign exchange contracts relating to its trade accounts receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations. The Company does not use derivative financial instruments for speculative purposes. At September 30, 1998 and December 31, 1997, the Company had $0 and $.3 million open foreign currency hedging positions, respectively.

    EURO CONVERSION

    On January 1, 1999, several member countries of the EU will establish fixed conversion rates, and adopt the euro as their new common legal currency. Beginning on such date, the euro will trade on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, parties can elect to pay for goods and services and transact business using either the euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce euro currency coins and withdraw all legacy currencies.

    The euro conversion may affect cross-border competition by creating cross-border price transparency. The Company is assessing its pricing and marketing strategy in order to insure that it remains competitive in a broader European market. In addition, the Company is reviewing whether certain existing contracts will need to be modified. The Company's currency risks and risk management for operations in participating countries may, in fact, be reduced as the legacy currencies are converted to the euro. The Company will continue to evaluate issues involving introduction of the euro. However, based on current information and assessments, the Company does not expect that the euro conversion will have a material adverse effect on its results of operations or financial condition.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, SFAS No. 130--"Reporting Comprehensive Income" and SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130 requires that all items recognized as comprehensive income be reported in the financial statements. The components of other comprehensive income consist primarily of foreign currency translation adjustments. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluation of segment performance and deciding how to allocate resources to segments. This standard increases disclosure only and has no impact on the Company's financial position or results of operations. These standards have been adopted in 1998 and have been reflected in the financial statements for the year ended December 31, 1998.

    In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use software, dividing the development into three stages: (1) the preliminary project stage, during which conceptual formulation and evaluation of alternatives takes place, (2) the application development stage, during which design, coding, installation and testing takes place and (3) the operations stage during which training and maintenance takes place. Cost incurred during the application development stage are capitalized, all other costs are expensed as incurred. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact of adopting SOP 98-1.

    In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organization costs, as those costs are incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of SOP 98-5 and does not believe adoption of this standard will have a material effect on its results of operations, financial position or cash flows.

YEAR 2000 COMPLIANCE

    The Company is engaged in an ongoing process of assessing its exposure to the Year 2000 issue--the potential problems arising from computer systems that were designed to use two digits, rather than four, to specify the year. The Company has formed a project team (consisting of representatives from its information technology, finance, business development, product development, sales, marketing and legal departments) to address internal and external Year 2000 issues. By December 31, 1998, the Company had completed its internal review of its financial and other computer systems (which include switching, billing and other platforms) to assess Year 2000 issues. Based on this review, the Company believes that the amount of work and expense required to address Year 2000 issues relating to its internal systems will not be material. The Company is upgrading certain of its Northern Telecom switches to make them and their related software Year 2000 compliant. The Company expects this upgrade to be completed by June 30, 1999 at a cost of approximately $1.3 million. In addition, the Company may be required to modify some of its other existing software. The Company estimates that it will have updated all of its significant internal systems to make them Year 2000 compliant and will be able to begin testing by June 30, 1999.

    In addition to assessing its own systems, the Company plans to retain a consulting firm by the end of February 1999 to assist it in conducting an external review of its significant customers, suppliers and other third parties with which it does business, including significant equipment and system providers and telecommunications service providers, to determine their vulnerability to Year 2000 problems and any potential impact on the Company. In particular, the Company may experience problems to the extent that other telecommunications carriers are not Year 2000 compliant. The Company anticipates that this external review and related third party review will be substantially completed by September 30, 1999. The Company's ability to determine the status of these third parties ability to address issues relating to the Year 2000 issues is limited and there is no assurance that these third parties will achieve full Year 2000 compliance before the end of 1999.

    The Company believes that its reasonably likely worst case Year 2000 scenario is disruption of its ability to route traffic over portions of its own network, which would require the Company to utilize other transmission capacity at greater cost. To the extent that a limited number of carriers experience disruption in service due to the Year 2000 issue, the Company's contingency plan is to obtain service from alternate carriers. However, there is no assurance that alternate carriers will be available or, if available, that the Company can purchase transmission capacity at a reasonable cost. In addition, in many continental European countries there are no alternative carriers to use. Significant Year 2000 failures in the systems of carriers and other third parties (or third parties on whom they depend) would have a material adverse effect on the Company's business and the price of its common stock.

    The Company estimates the total cost for resolving its Year 2000 issues to be approximately $2.0 million, of which approximately $.1 million has been spent through January, 1999, with the majority of expenditures expected to be incurred in February, 1999. This estimate includes the accelerated cost of replacing systems that are not Year 2000 compliant. Actual costs and may, however, differ materially.

                               INDUSTRY OVERVIEW

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced compounded annual growth in total minutes of 14.3% from 1989 to 1997. Forecasts by the ITU project this growth to continue at a compound annual growth rate of between approximately 12% and 18% from 1997 to 2001. Based on this estimate, worldwide international long distance traffic is projected to increase from approximately 81.8 billion minutes in 1997 to between approximately 128.7 and 158.6 billion minutes by the year 2001. The market for these services is highly concentrated in more developed countries, with approximately 43% of 1997 worldwide international long distance traffic originating in Europe and 33% originating in the United States. In Europe, domestic long distance services in each country also present a large, growing market opportunity.

    While the U.S. long distance market was liberalized in 1984 and the U.K. long distance market was liberalized in 1992, the continental European market was liberalized only recently on January 1, 1998 and liberalization is still in the process of being implemented in continental Europe. Generally, substantial advances in the implementation of liberalization have taken place, including (i) the establishment of national regulatory authorities, (ii) licensing, (iii) network interconnection, (iv) universal service, (v) tariffs, (vi) numbering and number portability and (vii) rights of way. EU deregulation is intended to create a fully liberalized single market for continental European telecommunications. As of August 1, 1998, there were over 180 operators within the EU authorized to provide national public voice telephony and over 250 operators authorized to provide international public voice telephony.

    Generally, continental European telecommunications tariffs have been designed to subsidize the provision of local service with high priced long distance services. As a result, long distance services currently generate a substantial portion of the profitability of continental European PTTs. To become more competitive in providing long distance, the PTTs are seeking to "rebalance" their tariffs among local and long distance services. Generally, this presents some political difficulty since rates for local service typically must rise to support lower long distance prices. While in some countries (such as France) substantial rate rebalancing has already occurred, other countries (such as Germany) have yet to make substantial progress. We believe that in the near term, even once rates have been substantially rebalanced, long distance rates will continue to subsidize the high overhead costs of the PTTs as the process of restructuring their operations to become more competitive will take many years to accomplish. However, there can be no assurance in this regard.

    Implementation of interconnection agreements is an important variable in the ability of companies such as Destia to provide services on a competitive basis. Interconnection allows a new competitor to leverage the facilities of existing service providers, particularly PTTs, often at very attractive rates. Many national regulators have established access charge regimes generally thought to be favorable to new competitors. For example, in the New York City market (which has been liberalized since 1984) companies generally pay $.013 per minute for local termination of a long distance call. In Berlin and Paris (which have been liberalized only since January 1, 1998) these rates are $.025 and $.020, respectively. In addition to favorable rates established by regulation, we believe that the entry of new European CLECs (I.E., competitive LECs) will further drive down the costs of local access in Europe. Concerns regarding interconnection include delays by reluctant PTTs in executing agreements and in implementing interconnections.

    The cost of operating a retail long distance business in continental Europe is declining rapidly as alternative wholesale networks are constructed. These alternative networks include Ulysses (MCI WorldCom), Hermes Railtel (GTS and others) and Circe (Viatel), as well as announced network construction by Level 3 and Global Crossing. At present, each of these networks is in various stages of development. However, since these projects have been announced or completed, pricing for European long-haul facilities has begun to decline rapidly. For example, over a period of less than one year, the price of an E-1 circuit from Brussels to London has fallen from approximately $19,000 to approximately $10,400 per month. The Company believes that these costs will continue to decline more rapidly than the prices for long distance services due to the fact that (i) the market for retail national and international long distance services in all EU countries is still dominated by the PTTs who are reluctant to reduce prices and (ii) enhanced services and generally lower prices will increase the demand for long distance services. However, there can be no assurance in this regard.

                                    BUSINESS

    We are a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Our extensive international telecommunications network allows us to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland. In 1997, there were 81.8 billion minutes of international long distance traffic with the majority originating in the United States and Europe. This volume is expected to grow at a compound annual growth rate of 12% to 18% from 1997 to 2001.

    We provide our customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. Our 350,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of our geographic markets, we utilize a multichannel distribution strategy to market our services to our target customer groups. We believe this strategy greatly enhances our growth prospects and reduces our dependence on any one service, customer group or channel of distribution.

    We entered the U.S. market during 1993 and the U.K. market during 1995. In continental Europe, we commenced offering our services before the January 1, 1998 full liberalization of telecommunications services in those markets. We established operations in Belgium, France and Germany in the first quarter of 1997 and Switzerland in the fourth quarter of 1997. Given our early entry into many of our continental European markets, as well as our established network, sales and marketing and customer support infrastructure, we believe we are well positioned to further grow our business in continental Europe.

COMPETITIVE STRENGTHS

    The European and North American telecommunications industry is rapidly evolving following the reduction of regulatory barriers, investment in new transmission capacity and the development of new services and technologies. In this dynamic environment, we believe we have successfully distinguished ourselves from many of our competitors and enjoy several competitive strengths:

    PROVEN TRACK RECORD OF STRONG INTERNAL GROWTH

    For 1996 and 1997 and the nine months ended September 30, 1998, our revenues were $45.1 million, $83.0 million and $141.0 million, respectively. In addition, for 1996 and 1997 and the nine months ended September 30, 1998, we carried 104.6 million, 330.1 million and 607.3 million minutes of traffic, respectively. Substantially all of our growth has been generated internally, rather than through acquisitions. Our only significant acquisition to date, the purchase of VoiceNet, solidified a key distribution channel, but had no direct effect on our revenues or customer base. As we have grown our business, we have focused on managing our growth in a manner that has enabled us to increase our customer base and maintain our high standards of service quality and customer support. We believe that our demonstrated ability to grow organically and manage rapid growth provides us with a solid foundation to continue to grow our business.

    ESTABLISHED INTERNATIONAL TELECOMMUNICATIONS NETWORK

    Since 1996, we have made substantial investments in expanding the Destia Network. The Destia Network is comprised of:

    - 14 carrier-grade switches in operation, with seven in North America and seven in Europe;

    - an IRU from Frontier on its U.S. fiber optic network;

    - transatlantic IRUs;

    - leased capacity and IRUs in Europe; and

    - leased capacity in Canada.

    Additionally, as of the end of 1998, we have completed direct interconnections with the PTTs in four of our major European markets (the United Kingdom, Belgium, Germany and Switzerland) and have signed interconnection agreements with the PTTs in France and The Netherlands. Interconnection allows us to offer services to customers as a domestic carrier through a direct connection to the PSTN and with lower access costs. In expanding our network, we have used "carrier-grade" equipment, which allows us to offer high quality services and expand our service offerings on a cost-efficient basis. As a result of our network build-out program, we believe that we are well-positioned to aggressively grow our revenues.

    COST-EFFECTIVE MULTICHANNEL MARKETING

    We reach a broad range of customer groups by using a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising and the Internet. Our multichannel approach allows us to tailor our marketing to specific geographic markets and services. We believe this is an especially cost-effective means of marketing to our target customers. For example, to sell our residential long distance, calling card and prepaid services in the United Kingdom, we use a multilevel marketing program. To market our VoiceNet-TM- calling card to U.S. business travelers, we use advertisements in in-flight magazines and selected well-known U.S. newspapers and magazines. For marketing our international and domestic long distance and prepaid card services to metropolitan-area ethnic communities, we use independent sales representatives who are part of the targeted community, and we advertise in local, ethnic-oriented publications and co-sponsor ethnic events. We also intend to begin cross-marketing many of our services, including marketing our "1+" services to our VoiceNet customer base. We expect that our multichannel marketing approach will facilitate our continued rapid growth while reducing the risks associated with dependence on a limited number of distribution channels.

    EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT OWNERSHIP

    We believe we have an experienced and motivated management team that is well-suited to continue leading the growth of our company. Our management team includes a broad base of seasoned professionals from the domestic and international telecommunications sector with expertise in management, multinational sales and marketing, network operations and engineering, finance and regulatory issues. Furthermore, in each of our geographic markets, we employ local staffs in management, operations, sales and marketing and customer service. These staffs are familiar with local technical issues, market dynamics, customer preferences and cultural norms. On a fully diluted basis, our senior
management and other employees currently own approximately    % of Destia and
following the offering will own approximately    %.

    COMMITMENT TO SUPERIOR CUSTOMER SERVICE

    We are committed to providing our customers with superior customer service and believe we have developed the infrastructure to deliver high levels of customer satisfaction. For example, in all of our markets, we provide customers with local customer service and billing support and, in the United States and the United Kingdom, we provide this support 24 hours a day. In addition, for our ethnic customers, we provide customer service in their native language. As of December 31, 1998, we had 242 full-time equivalent customer service representatives company-wide. We have also developed our own proprietary software systems to better serve our customers. For example, in each of our network countries, our monthly bills are in the customer's native language and local currency (and we have the ability to bill in euros). We also provide detailed billing information for commercial customers that includes itemized breakdowns of usage by telephone number or by account code and department. We believe that our customer support infrastructure, together with our customer-oriented philosophy, differentiates us from many of our competitors.

    SOPHISTICATED OPERATIONAL CONTROL SYSTEMS

    We have internally developed sophisticated proprietary software and intranet systems that enable us to better manage our business and appropriately price our services in each of our markets on a real-time basis. For example, we have developed an interface with our network switches that allows us to compile network information on a real-time basis, including the number of minutes being routed through our switch (and corresponding revenue), points of origination and termination, sources of traffic (by area code, city and carrier) and other traffic information. We use this information everyday in connection with "least cost" routing, pricing, cost and margin analysis, identifying market opportunities and developing our sales and marketing and network expansion strategies. We believe these analytical tools allow us to quickly identify new market growth and cost saving opportunities as well as control our business in an environment of rapid growth.

COMPANY STRATEGY

    Our objective is to become a leading facilities-based provider of telecommunications services in the largest metropolitan markets in Europe and North America that generate significant domestic and international call traffic. The key elements of our growth strategy are as follows:

    FOCUS ON HIGH MARGIN RETAIL BUSINESS

    Since our inception, the primary focus of our business has been to provide services to retail customers. We believe that the advantages of focusing on retail, instead of wholesale, customers include:

    - higher margins;

    - substantial barriers to entry because of the significant investments required to develop sales and marketing and customer support;

    - more opportunities to bundle value-added services;

    - more opportunities to build brand loyalty; and

    - reduced credit and cancellation risk (compared to wholesale customers who buy transmission services almost entirely based on price).

    We believe that our retail focused strategy has been highly successful to date and has allowed us to build strong gross margins. For 1996 and 1997 and the nine months ended September 30, 1998, our gross margins were 21.6%, 23.2% and 26.9%, respectively. In addition, we have also achieved strong growth, particularly in the largely deregulated U.S. and U.K. telecommunications markets. For example, our U.K. revenues have increased from $15.5 million during 1996 to $45.6 million for the nine months ended September 30, 1998, and our U.K. customer accounts have increased from 1,029 at December 31, 1996 to 79,500 at September 30, 1998. We believe we can continue to replicate this strategic focus and further improve our growth and margin performance as we expand our retail presence in our European and North American markets.

    LEVERAGE OUR EXISTING NETWORK AND CUSTOMER SUPPORT INFRASTRUCTURE

    We believe that our switching infrastructure and our sales and marketing and customer support infrastructure in our core European and North American markets will enable us to expand our retail customer base in these markets. We will seek to add to our customer base by increasing the size of our direct sales force, targeting additional ethnic markets, expanding our global carrier services group, introducing multilevel marketing in additional markets, increasing advertising, co-branding our services, participating in affinity programs and cross-marketing our services. Because our existing infrastructure was designed with the retail customer in mind, we believe that we can add customers rapidly without sacrificing transmission quality or our established level of customer service.

    In addition to expanding our customer base, we will also seek to increase our utilization of the Destia Network and thereby reduce our per minute costs and increase our gross margins. In general, the incremental cost to us of carrying calls on the Destia Network is much less than the incremental cost of carrying calls over other carriers' networks. This is because the cost of our IRUs and certain leased lines is fixed, regardless of how many calls we carry. Alternatively, when we transmit calls over another carrier's network, we pay a per minute charge. As a result, by increasing our amount of "on-net" traffic, we can reduce our per minute costs and increase our gross margins. In addition, we also can better control call quality. We intend to increase the utilization of our network by (1) migrating a greater percentage of our overall traffic on to the Destia Network, (2) increasing those sales and marketing initiatives that promote customer usage of services that are provided in a Destia Network city, such as "1+" and "1xxx" services, and (3) targeting carrier and other wholesale customers.

    ENHANCE THE DESTIA NETWORK AND OPPORTUNISTICALLY ENTER NEW MARKETS

    As we continue to complete the build-out of our network, we intend to do so in a cost-effective manner that provides us with the flexibility to introduce new services, employ new technologies and reach new customers. For example, in the United States our recent agreement with Frontier provides us with fiber optic transmission capacity connecting 43 U.S. markets. In addition, the Frontier arrangement gives us favorable origination and termination rates throughout the continental United States. We also intend to continue to explore opportunities to extend our network into additional markets which complement our existing regional presences, or otherwise offer significant growth opportunities for our company. For example, during 1999, we intend to install POPs and begin marketing our services in selected cities in Ireland and Italy, to begin marketing our services in Austria and The Netherlands and to expand our service offerings in Greece.

    EXPAND OUR IP TELEPHONY CAPABILITIES

    We are currently deploying an Internet protocol ("IP") network overlay on selected transatlantic and European routes. This network overlay enables us to carry voice and data traffic using IP technology over portions of the Destia Network. During 1999, we plan to expand our IP network overlay and explore new IP-based service offerings for Destia customers. We will be able to offer customers direct access to our network for both voice and data services using cost-effective, off-the-shelf equipment located at the customer's premises. In addition, this overlay will allow us to more efficiently use transmission capacity.

    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES

    To date, a substantial majority of our growth has been internally generated. While we will continue to focus on internal growth, we also intend to pursue selected acquisitions and strategic alliances. In particular, we will seek to acquire or align ourselves with complementary companies that (1) offer attractive opportunities in new geographic markets (with an emphasis on continental Europe), (2) have an established customer base or (3) have innovative telecommunications services or technologies (such as data transmission and Internet services). We believe that our geographic reach and management expertise create access to acquisition opportunities. Although we from time to time engage in discussions concerning potential acquisitions, we are not currently engaged in negotiations regarding any material acquisitions, other than discussions related to the long-term lease or acquisition of fiber optic transmission capacity in Europe.

PRODUCTS AND SERVICES

    We provide our customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services. Our retail customer base is diverse and includes residential customers, commercial customers and ethnic groups. In addition, we also provide wholesale transmission services to carriers and other wholesale customers. Our services are discussed below.

    RETAIL SERVICES

    The following table summarizes our principal retail services in our principal geographic markets.

                                                                        RETAIL SERVICES
                                      ------------------------------------------------------------------------------------
                                        INTERNATIONAL LONG        DOMESTIC LONG       CALLING CARD           PREPAID
                                             DISTANCE               DISTANCE            SERVICES            SERVICES
                                      -----------------------  -------------------  -----------------  -------------------
Continental Europe
  Belgium...........................                 X                      X                   X                   X
  France............................                 X                 --                       X                   X
  Germany...........................                 X                      X                   X                   X
  Switzerland.......................                 X                      X                   X                   X
United Kingdom......................                 X                      X                   X                   X
North America
  United States.....................                 X                      X                   X                   X
  Canada............................                 X                 --                       X                   X


                                        E-COMMERCE
                                         SERVICES
                                      ---------------
Continental Europe
  Belgium...........................        --
  France............................        --
  Germany...........................        --
  Switzerland.......................        --
United Kingdom......................        --
North America
  United States.....................             X
  Canada............................        --

    INTERNATIONAL AND DOMESTIC LONG DISTANCE SERVICE. International and domestic long distance service is service that is accessed from a customer's billing location (I.E., their home or office) using "1xxx" access in the United Kingdom, France and Belgium or "1+" access in the United States and Canada. In Germany and Switzerland, long distance service is accessed by using either "1+" or "1xxxx" access. Our international and domestic long distance service generally enables customers to call to any destination.

    CALLING CARD SERVICES. Our calling card services are sold in all of our principal markets and can be used in over 50 countries. In the United States, we principally market our calling cards under the VoiceNet brand name.

    In continental Europe, we believe that a substantial portion of our calling card customers use this service from their home or office as an alternative to the PTT for international calls. In contrast, in the United Kingdom and the United States, our calling cards are sold to customers primarily for convenience when traveling. As we complete interconnection in continental Europe and are able to provide both international and domestic long distance service to our customers on a cost-efficient basis, we intend to migrate our home- and office-based calling card customers to our international and domestic long distance service. Our calling card service will then be offered in continental Europe as a premium travel service.

    In Europe and North America, our calling card service is accessed by dialing a national toll free number or a local access number. Calling card customers can access our services from outside their home country by dialing an international toll free number, a national toll free number or a local access number, depending on the country from which the customer is calling. We can offer customers competitive domestic and international long distance rates for calls from places where customers can use national toll-free and local access numbers. For calls from places where customers can only use international toll-free numbers, we can offer customers competitive rates only on international long distance calls.

    We also intend to introduce an enhanced service, using our calling card platform, which will allow a user's calls to "follow" him or her from the home, to the office, to the mobile phone, while also enabling the user to screen calls. This service is currently being developed for us by an outside firm specializing in enhanced services. We expect to have this service ready for our customers by the third quarter of 1999.

    PREPAID SERVICES. Our prepaid card service is a prepaid version of our calling card, with similar features and the same manner of use as our calling card. Our prepaid cards generally can be used from the United Kingdom, the United States, Belgium, Canada, Germany, France, Israel, Greece, The Netherlands and Switzerland. We also sell prepaid cards that can be used only from the country in which they are sold.

    In 1998, we introduced our Debit Phone-TM- prepaid service to residential customers in the United Kingdom. Debit Phone allows customers to access our services from their homes on a prepaid basis utilizing "1xxx" and toll-free access. When the customer makes a domestic or international long distance call, our switch automatically recognizes the customer's telephone number and deducts the cost of the call from the customer's prepaid account balance. Debit Phone customers are able to replenish their balances by purchasing vouchers or by phone with a credit card. Customers also can access their account balance by phone using voice prompts.

    E-COMMERCE SERVICES. As part of our strategy, we seek to introduce services that capitalize on the growing popularity of the Internet for everyday commercial transactions. During the fourth quarter of 1998, we introduced Presto!-TM- in the United States. Presto! is our first e-commerce service and the first service offered through what we intend to develop as an Internet-based portal for telecommunications services. Presto! is a virtual prepaid account that is purchased and recharged exclusively over the Internet at www.prestocard.com. This service enables users to make international and domestic long distance calls at competitive rates and to view their Presto! call records on a real-time basis. We believe that Presto! is currently the only prepaid service that can be purchased and recharged instantly over the Internet. We intend to offer Presto! in Canada and our European markets and to develop additional e-commerce services that take advantage of the growing use of the Internet.

    We believe that e-commerce services offer us significant opportunities for growth. In particular, we believe these services will appeal to a highly desirable segment of the population that is technologically proficient, makes a significant number of long distance calls and represents a broad geographic base. In addition, e-commerce services offer a number of other advantages. Presto!, like our prepaid cards, does not require any billing support and does not expose us to any credit risk. Also, e-commerce services have lower associated sales and marketing and customer service costs. We believe that e-commerce may, over time, become an important distribution channel for certain other services.

    INTERNET SERVICES. By July of 1999, we plan to offer Internet access to retail customers in Switzerland and Belgium, which we believe will increase their usage of our services, provide us with additional revenue and further enhance our ability to attract and retain customers. We intend to offer Internet access during 1999 in selected additional European countries in which we have interconnection, such as the United Kingdom and Germany. The legal regime concerning Internet access services in Europe is under development. This also is a new service that we have not provided before which may present implementation risks.

    OTHER RETAIL SERVICES. We also provide the other retail services described below. These services currently represent a relatively small portion of our revenues. We expect most of these services to continue as ancillary service offerings.

    - DEDICATED ACCESS SERVICE. Customers using this service lease a transmission line that connects the customer's business directly to one of our switches or POPs. This service is marketed to high-volume customers in the United States and can be used for voice, data, video and the Internet. We intend to increase our sales and marketing efforts for this service.

    - TOLL-FREE SERVICE. We provide domestic toll-free service (I.E., "800", "888" or "877" service) to customers in the United States, the United Kingdom, Belgium, Germany and Switzerland. We also provide international toll-free services ("ITFS") for our customers in Europe.

    - DIRECTORY ASSISTANCE. In the United States, we provide nationwide directory assistance service for our long distance customers 24 hours a day.

    - LONG DISTANCE WIRELESS SERVICE. We offer domestic and international long distance services to cellular telephone users in the New York metropolitan area. Users access this service by dialing a local access number or, in the case of Bell Atlantic Mobile customers, by selecting Destia as their long distance provider. We intend to market domestic and international long distance services to cellular telephone users in selected metropolitan U.S. markets.

    WHOLESALE SERVICES

    CARRIER SERVICES. In the United Kingdom, Belgium, France, Germany and the United States, we sell wholesale transmission capacity to carrier customers who use the transmission capacity to service their end-user customers. Carrier customers generally are extremely price sensitive, generate very low margins and frequently move their traffic from carrier to carrier based solely on small price changes in termination costs to particular destinations. Larger carrier customers sometimes change providers on a daily basis. Furthermore, smaller carrier customers are generally perceived in the telecommunications industry as presenting a higher risk of payment delinquency or nonpayment than other customers. In the deregulating markets in Europe, these risks are particularly acute.

    When we sell transmission capacity to carrier customers where all or a portion of the traffic is transmitted on our IRUs or fixed-cost leased lines that have unused capacity, we can generate additional revenues without incurring significant marginal costs. When we sell carrier customers transmission capacity which we purchase from third-party vendors, providing these services allows us to increase the amount of transmission capacity that we purchase overall. As a result, we are able to obtain even greater volume discounts on our purchases of transmission capacity from these third-party vendors and therefore generate higher margins and/or offer better pricing on our retail services.

    From January 1, 1997 through September 30, 1998, sales of transmission capacity to carrier customers ranged from 13% to 30% of our consolidated revenues on a quarterly basis, comprising 13% of our consolidated revenues for the quarter ending September 30, 1998. During 1999, we intend to increase our carrier revenues, although our business will continue to be predominantly focused on retail sales. In order to increase our carrier revenues, we have increased our carrier services group to 12 people, located in the United States, the United Kingdom and Germany, who are responsible for sales to carriers in each of the cities the Destia Network serves. In addition to increasing carrier revenues, we also seek to diversify our carrier customer base to include more higher margin continental European traffic. See "Risk Factors-- Importance of Carrier and Other Wholesale Customers."

    OTHER WHOLESALE SERVICES. We sell transmission capacity to third parties that offer their own branded products and services such as private label calling cards. We believe that many of these customers buy transmission from us not only for our prices, but also for access to our software platform, which, among other things, allows them to utilize our software technology to process calls made with calling cards and prepaid cards and perform specialized billing functions. In addition, we also sell transmission capacity to resellers who in turn sell our long distance services to their customers. In 1999, we intend to grow the reselling portion of our business, since this channel typically has higher margins than wholesale carrier sales. See "Risk Factors--Importance of Carrier and Other Wholesale Customers."

THE DESTIA NETWORK

    As of December 31, 1998, the Destia Network was comprised of:

    - 14 carrier-grade Northern Telecom switches in operation, with seven in North America and seven in Europe;

    - nine POPs in North America and seven POPs in Europe, in addition to our switch locations;

    - over 100 interconnections to LEC tandems and LEC end-offices in the United States, which provide us with direct interconnections to LECs;

    - 20 interconnections to PTT networks in the United Kingdom and continental Europe;

    - a U.S. fiber optic transmission network backbone that we currently lease from Qwest;

    - a U.S. fiber optic transmission network that will consist of IRUs covering more than 27 million DS-0 miles of fiber optic cable connecting 43 U.S. markets. This transmission network will be leased from Frontier on a long-term basis and will replace our existing Qwest network. In addition, the Frontier arrangement gives us favorable origination and termination rates throughout the continental United States;

    - a transcontinental transmission network consisting of IRUs and other ownership interests, including rights on the AC-1, PTAT, TAT 12/13 and CANTAT-3 transatlantic cables;

    - leased capacity and IRUs in Canada and Europe;

    - 32 network-based servers located in nine cities in continental Europe, the United Kingdom and North America controlled by a centralized enhanced services platform; and

    - an Internet protocol network overlay that permits point-to-point transmission using packet-switched voice and data transmission technology. This network overlay is currently deployed between certain of our European switches and between those locations and our switch in New York.

    See the inside cover of this prospectus for a graphic depiction of the Destia Network. We intend to continue to make significant investments in network infrastructure, particularly investments that will provide us with long-term access to high-bandwidth capacity in European markets where we are seeking to expand our customer base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    NETWORK ECONOMICS

    The major components of our costs include the cost of origination, transmission and termination. To the extent we can manage these costs appropriately we believe that we can significantly improve our gross margins.

    ORIGINATION AND TERMINATION. In general, we pay a per minute fee to originate and terminate calls. In the United States, we can reduce these costs by having direct interconnection to LECs through LEC tandems and end-offices, which allows us to carry a larger portion of each call on our network. In Europe, we can reduce these costs through implementing direct interconnection with the local PTTs. In addition, by having these interconnections, we are able to provide network access through abbreviated dialing and to originate calls on our network in a greater number of cities. Direct interconnection also provides better transmission quality and greater reliability. However, there are often delays in executing and implementing interconnection. See "Risk Factors--Competition" and "--Regulation".

    TRANSMISSION CAPACITY. At present, our transmission capacity consists primarily of:

    - IRUs, which are long-term capital leases of fiber optic cable for periods of up to 20 or 25 years (which is typically the entire economically useful life of the transmission facility);

    - leased lines, which as the term is generally used in the telecommunications industry, represent transmission capacity leased for a shorter duration under an operating lease. Our leased lines generally are leased for 12 to 36 months; and

    - switched minutes, which are purchased from carriers on a per minute basis. Switched minutes are used principally to carry traffic to destinations not covered by the Destia Network. These purchases are made on an as-needed basis and do not involve significant minimum purchase requirements.

    In order to effectively manage our transmission costs, we utilize a mix of IRUs, leased lines and switched minutes. We typically seek to acquire IRUs that connect network cities which have significant calling traffic between them. However, in regions where transmission capacity costs have been rapidly declining, such as in continental Europe, we have instead utilized leased lines and intend to obtain IRUs when we believe prices for IRUs have sufficiently declined. Leased lines also permit us to operate on a fixed-cost basis for certain routes where the Company has experienced increased traffic, but do not require a significant investment of infrastructure, human resources or technology and have a shorter duration than IRUs. Because the cost of IRUs and leased lines involve an initial capital outlay or a fixed monthly payment, transmitting an increased portion of calls over these IRUs and leased lines reduces our incremental transmission costs and thereby enables us to offer services on a competitive basis and/or increase our gross margins. Once we have generated enough traffic to cover the costs of IRUs and leased lines, there is no significant marginal cost to us for carrying additional calls over these IRUs and leased lines. In order to further increase the capacity of our IRUs, we utilize carrier grade compression, or multiplexing, equipment where doing so will not diminish the quality of the transmission.

    As part of our expansion strategy, and as a result of increasingly attractive pricing, we intend to acquire additional IRUs, including in continental Europe. At present, all of our existing IRUs are operated and maintained by third parties, while we lease the right to run calling traffic through the fiber. To the extent cost efficient, we may acquire additional IRUs, for which we will either control or install the network optronics, including IRUs in "dark fiber". Under certain circumstances, acquiring these types of IRUs may be more cost advantageous than acquiring IRUs in transmission capacity that is operated and maintained by third parties, although it also involves certain additional risks and, in some countries, additional regulatory compliance requirements. See "Risk Factors--Dependence on Transmission Line Providers."

    In addition, we can further reduce our transmission costs for traffic on our network by increasing the amount of traffic routed by our switches. Because our switches are programmed to route traffic over the lowest cost network service, depending upon cost and bandwidth availability, traffic routed by our switches can be delivered on a "least cost" basis.

    OTHER. In addition to the cost of origination, transmission and termination, the other costs of our network relate primarily to switching equipment, compression equipment, our Internet protocol overlay and facility/network management and related software.

    NETWORK OPERATIONS

    NETWORK OPERATIONS CENTER. During the fourth quarter of 1998, we established a network operations center in St. Louis, Missouri, which operates on a 24-hour-a-day, 7-day-per-week basis. From this facility, we monitor our operations in the United Kingdom, continental Europe and North America. Performing these tasks from a centralized location enables us to monitor the network more effectively and on a more cost-efficient basis. In addition, we also have the capability to monitor our European network from our network operations center in London.

    During 1998, we began rolling out our St. Louis network operations center and developing and enhancing our network control systems. We expect to invest a total of approximately $3.0 million in this build-out and for further development and enhancement of our network control systems. Among the most significant of the improvements we are undertaking is the installation of digital cross-connect systems ("DACs") equipment at each of our switch locations, which will enable us to monitor, test and re-configure network facilities from a central location to maintain transmission quality on our network.

    INTEGRATED INFORMATION SYSTEMS. The development and integration of the information systems that interface with the Destia Network are performed at our College Station, Texas, and Brooklyn, New York, facilities. One of the principal development projects during 1998 was the development of a proprietary integrated customer service database and billing system, called Service One-TM-, which is currently in use for all of our U.S. services. Service One will afford greater flexibility as we increase service offerings and will accommodate greater customer volume. In addition, we are currently implementing an interactive voice response system that will permit customers to obtain up-to-date information concerning their account and their most recent invoice by telephone.

    For the first nine months of 1998, we spent approximately $2.3 million to enhance current, and develop new, network information systems. We expect to invest approximately $2.4 million for these purposes during 1999. While we believe that our current information systems are adequate for our near term growth, additional investment will be required as we expand our operations. See "Risk Factors-- Dependence on Effective Information Systems."

    SOPHISTICATED OPERATIONAL CONTROL SYSTEMS. Our systems development group has internally developed sophisticated proprietary software and intranet systems to better manage our business and appropriately price our services in each of our markets on a real-time basis. For example, we have developed an interface with our network switches that allows us to compile network information on a real-time basis, including the number of minutes being routed through our switch (and corresponding revenue), points of origination and termination, sources of traffic (by area code, city and carrier) and other traffic information. We use this information everyday in connection with "least cost" routing, pricing, cost and margin analysis, identifying market opportunities and developing of our sales and marketing and network expansion strategies, among other things. We believe that these analytical tools allow our management team to quickly identify new market growth and cost saving opportunities as well as control our business in an environment of rapid growth. We believe that we are one of the few competitive telecommunications companies that have these types of analytical tools and to have integrated them into our daily operations.

    EUROPEAN NETWORK

    We have seven switches and seven POPs in continental Europe and the United Kingdom. The location of our European switches and the date of completed interconnection of each are as follows:

                                               DATE OF          DATE OF
CITY                                          OPERATION     INTERCONNECTION
-----------------------------------------  ---------------  ---------------
Brussels, Belgium........................          1Q97             4Q98
Paris, France............................          1Q97             2Q99E
London, England..........................          2Q97             2Q97
Frankfurt, Germany.......................          3Q98             4Q98
Zurich, Switzerland......................          3Q98             4Q98
Amsterdam, The Netherlands...............          4Q98             2Q99E
Berlin, Germany..........................          4Q98             4Q98

    We also own IRUs on the PTAT-1, CANTAT-3, TAT 12/13 and AC-1 transatlantic cables. As part of our expansion strategy, we intend to acquire additional IRUs, including in continental Europe. See "--Network Economics--Transmission Capacity."

    The Destia Network's European hub is located in London. A large portion of our transatlantic calls between continental Europe and the United States are routed through London because it is the most cost-effective routing due to the low per minute marginal costs associated with our transatlantic IRUs. We also route a substantial portion of our international intra-European calls (E.G., Berlin to Paris) through our London hub to take advantage of favorable transmission rates to and from London. These rates are often lower than the costs of transmitting the call by a more direct "off-net" route where the Destia Network does not have a transmission line between the originating and terminating switch.

    As a result of deregulation and geography, Frankfurt is emerging as a popular European hub for telecommunications carriers, especially for calls to and from Eastern Europe. We believe that we are well positioned to take advantage of these market developments due to our Frankfurt switch and intend to market our carrier services to carriers that route calls through Frankfurt.

    In addition to adding new switches in continental Europe during 1998, we further enhanced the Destia Network in continental Europe by entering into and implementing direct interconnection agreements with the PTTs in Belgium, Germany and Switzerland. We also expect to implement interconnection during the second quarter of 1999 in France and The Netherlands, where we already have signed interconnection agreements with the PTTs. These agreements add to the interconnection that we have had in place with British Telecom in the United Kingdom since the second quarter of 1997. Our interconnection arrangements provide us with a direct connection to the PSTN. By having a direct connection to the PSTN, we are able to offer domestic long distance service, provide network access through abbreviated dialing and originate and terminate calls in a greater number of cities and at a substantially reduced cost.

    In addition, in 1999, we intend to upgrade our POPs in Hamburg, Germany and Vienna, Austria to switches and install POPs in Dublin, Ireland and Milan, Italy.

    NORTH AMERICAN NETWORK

    We have seven switches and nine POPs in the United States and Canada. Our North American switches, which are all interconnected, are located in the following cities:

                                                                   DATE OF
CITY                                                              OPERATION
---------------------------------------------------------------  -----------
New York.......................................................        3Q93
Los Angeles....................................................        1Q98
Miami..........................................................        3Q98
Washington, D.C................................................        3Q98
Toronto........................................................        3Q98
Chicago........................................................        4Q98
Dallas.........................................................        4Q98

    U.S. NETWORK EXPANSION. In 1998, we substantially expanded our U.S. network infrastructure by adding switches in Chicago, Dallas, Los Angeles, Miami and Washington, D.C. We also added a number of POPs connecting various cities to our network. All of the foregoing reduce our transmission costs.

    During 1999, we intend to upgrade our POP in Atlanta, Georgia to a switch. In addition, during 1999, we intend to add additional connections to LEC tandem switches and LEC end-offices.

    We currently obtain most of our U.S. fiber optic transmission capacity from Qwest. Because of the substantial increase in our domestic traffic and our desire to provide services in more U.S. markets, we recently acquired a 20-year IRU from Frontier to use its U.S. fiber optic network. This network will consist of more than 27 million DS-0 miles of fiber optic cable connecting 43 markets and will replace our Qwest network. In addition, the Frontier arrangement also gives us favorable origination and termination rates throughout the continental United States. This will provide us with the cost benefits of having additional network access and drop-off points in areas where we have not invested in our own switches or POPs. We believe that the extensive reach of the Destia Network in the United States following the addition of transmission capacity from Frontier will provide us with a significant cost advantage over many of our competitors, although relying primarily on one network provider for U.S. transmission capacity also results in additional risks. See "Risk Factors--Dependence on Transmission Line Providers."

    Frontier is in the process of building the fiber optic network that we will use. We believe that approximately 60% of Frontier's planned network is completed. We expect the Frontier U.S. fiber optic network to be fully operational by the end of 1999, although there can be no assurance in this regard. See "Risk Factors--Dependence on Transmission Line Providers."

    GATEWAY SWITCH UPGRADES. Gateway switches permit us to convert international protocols to U.S-based protocols. This ability to convert protocols enables us to terminate inbound international traffic in the United States for overseas carriers and to carry outbound international traffic closer to its destination and at a lower cost before handing it off to another carrier or to the PTT in the terminating country. At present, our only gateway switch is in New York, although our London switch also has international conversion capabilities. During 1999 and early 2000, we intend to upgrade our switches in Miami and Los Angeles to have international gateway capabilities, allowing them to also interface directly with protocols used by non-U.S. carriers. The Miami gateway switch will interface primarily with carriers from Latin America and the Caribbean and the Los Angeles gateway switch will interface primarily with carriers from Asia.

    CANADIAN EXPANSION. During the third quarter of 1998, we expanded the Destia Network to Canada by installing a switch in Toronto. We plan to install a POP in Montreal by July 1999. This switch and POP will enable us to originate calls in two of the largest long distance markets in Canada.

    NETWORK ACCESS AND CALL ROUTING

    NETWORK ACCESS. The Destia Network can be accessed through a variety of methods, depending upon the service and the location from which the customer is calling. These methods are as follows:

    - "1+" ACCESS. "1+" access, also known as preselection or equal access, enables a long distance customer to access the Destia Network from the customer's premises by dialing "1" and then the number that the customer is calling. "1+" access is currently available to our customers in the United States, Canada, Germany and Switzerland where the Destia Network has a switch or POP. Using this access method, a customer does not need to dial a special prefix access code because the customer has preselected the Company as its long distance carrier and the LEC's or PTTs' switching system already is programmed to direct long distance calls from the customer's telephone to the nearest Destia Network switch.

    - "1XXX" ACCESS. "1xxx" access, or prefix dialing, enables a long distance customer in our European countries (as well as the United States) to access the Destia Network from the customer's premises by dialing "1" and a code number and then the number the customer is calling.

    - LOCAL DIAL-UP ACCESS. In continental European cities where we have installed a switch or POP, customers can access our international and domestic long distance service and, in some cases, prepaid card service, by dialing a local telephone number. Local dial-up access reduces our transmission costs for these calls because it shifts the cost of accessing our switch to the customer. The reduction in transmission costs enables us to increase our margins and/or reduce our retail prices on these calls, as well as to provide competitively priced intra-European long distance service.

    - INTERNATIONAL TOLL-FREE ACCESS. This access method allows customers to access our card-based services in selected continental European markets by dialing an international toll-free number. This access method is predominantly used by business travelers.

    - NATIONAL TOLL-FREE ACCESS. Customers who access our services in this manner do so by dialing a national toll-free number. This access method is available to customers who use our calling card and prepaid card services in the United States, the United Kingdom and Germany.

    - DEDICATED ACCESS. Carrier customers and high volume end-users can be connected to our switch by a dedicated leased line. The advantages to the customer of dedicated access are simplified dialing, faster call setup times and lower access costs if a sufficient volume of calls is transmitted over the leased line. This service can be used for voice, data, video and the Internet over a single leased line.

    CALL ROUTING. Calls are routed to their destination through one or more of our switches. If the call originates in a network city with a switch, the caller generally will dial into the network over local lines. These calls will then be routed by the local service provider (a LEC in the U.S. and typically a PTT in

Europe) to our switch. A call originating in a city with a POP, which acts solely as a collection point for calls, generally will be originated using one of the foregoing access methods and will be sent to the POP. The call will then be transmitted from the POP to one of our switches on an owned or leased line comprising part of the Destia Network. If the call originates in a city where we do not have a switch or POP, the caller generally dials into the network using national or international toll-free access, which is substantially less cost-efficient for us than "1xxx," "1+" or local dial-up access. From our switch, "least cost" routing techniques are used to determine whether the call should be transferred directly to the PSTN or routed to another one of our switches over an owned or leased line and then transferred to the PSTN for termination. See "--Network Hardware and Software--Least Cost Routing."

    NETWORK HARDWARE AND SOFTWARE

    CARRIER GRADE SWITCHES AND TECHNOLOGY. We use Northern Telecom carrier grade switches throughout the Destia Network. The principal benefits of carrier grade switches are their ability to (1) handle large, simultaneous call volumes,
(2) provide better quality service to customers, and (3) seamlessly interconnect with local operators. Each of these benefits is discussed below:

    - CALL CAPACITY. Carrier grade switches generally have more port capacity than smaller switches, which enables them to route a greater number of simultaneous calls.

    - BETTER QUALITY SERVICE. Carrier grade switches provide higher transmission quality, faster call setup times and higher greater call completion rates than smaller, less powerful switches. Our carrier grade switches also have call completion capabilities that reduce the time needed to connect calls and allow for more efficient use of transmission capacity.

    - DIRECT INTERCONNECTION WITH PTT AND LEC NETWORKS. Carrier grade switches enable our network to interconnect directly with the networks of PTTs and LECs, subject to applicable regulatory requirements and an interconnection arrangement being in place. The benefits of direct interconnection generally include better quality service, lower costs, improved reliability and the ability to rapidly increase call-handling capacity.

    We believe that by utilizing the equipment of a single principal supplier we are able to minimize the difficulties associated with integrating equipment from various sources and with differing specifications. In addition, it also enables us to develop a single proprietary software to compile our network information since we do not need to accommodate switches of different manufacturers. However, using equipment principally from one supplier does entail certain risks. See "Risk Factors--Dependence on Our Principal Equipment Supplier."

    SS7 TECHNOLOGY. Signaling System 7 technology (also known as "SS7"), which is used primarily in the United States, performs two significant functions within the Destia Network. SS7 facilitates faster call setup by sending messages that precede the call and obtain information about its destination, such as whether the destination number is available or engaged in a call. Second, SS7 is able to look up destination numbers, such as toll-free "800" numbers, in a central database. This allows the Destia Network to use intelligent call routing.

    We are currently migrating from SS7 services provided by third parties on a per switch basis to using our own SS7 equipment throughout our U.S. network. We will then use one centralized provider to enable us to make SS7 connections with LEC offices nationwide. This will provide us with greater flexibility and will enable us to control equipment usage, maintain network integrity and reduce costs.

    Our SS7 technology will be supported from the St. Louis network operations center. This will provide real time information on network usage and integrity while allowing for instantaneous call tracing, monitoring, and fraud detection.

    LEAST COST ROUTING. Through a combination of hardware and software, our network enables us to perform "least cost" routing analysis, which enables us to transmit a call over the most cost-efficient route during that time of day. Prices for various destinations fluctuate on a daily basis. Our least cost routing software enables us to continually revise our routing tables, including accounting for fluctuations in currency exchange rates, as the cost of certain routes change. We have a dedicated group that is responsible for monitoring the routing of calls and seeking to minimize our transmission costs.

    DIGITAL CROSS-CONNECT CAPABILITY. We are in the process of installing DACs hardware and software at each of our switches and major POPs. DACs will enable us to monitor, test and re-configure network facilities from a central location to maintain transmission quality on our network.

    INTERNET PROTOCOL OVERLAY. Currently, voice calls are carried by keeping a circuit open between two (or more) parties. This is inefficient because it uses transmission capacity even when the parties are silent. Our carrier grade switches are capable of interfacing with TCP/IP, an Internet protocol software, and the related hardware. TCP/IP technology would enable us to provide simultaneous voice and data transmission over a single line, since the technology compartmentalizes voice, data and/or video into digital pieces of information (I.E., into a "packet") before they are transmitted. The packets can be sent separately over one or more lines and are then reassembled at the destination switch prior to being converted into their original format. This is a much more efficient use of transmission capacity than keeping a circuit open. Packet-based transmission would enable us to transmit data and video using lower amounts of bandwidth, thus increasing the amount of information we transmit over a given line and increasing the capacity of our network can carry overall.

    We have installed TCP/IP hardware and software manufactured by third parties on selected transatlantic and European routes, which enable us to carry traffic using Internet protocol technology over a portion of the Destia Network. We are currently exploring various potential service applications. For example, packet-based transmission would allow us to offer integrated voice, fax and video services as well as Internet access over an ordinary telephone line. However, there can be no assurance that we will be successful in this regard.

    OPERATING AGREEMENTS; TRANSIT AGREEMENTS

    Through our affiliates, we have entered into operating, termination and/or transit agreements with a number of overseas PTTs and competitive carriers, including carriers in Greece, Israel, the Ukraine, Denmark, Sweden, Italy, Slovenia and Ireland. As part of our strategy, and as market and regulatory conditions warrant, we intend to enter into more of these agreements with additional overseas carriers.

    Operating and termination agreements provide us with more favorable termination rates in the home country of the other carrier who is a party to the agreement. We can directly interconnect with the local carrier who then locally terminates all calls. These agreements also afford us more control over the quality of the terminating segment of our international calls. In addition, operating agreements also increase our overall gross margins because our correspondent carriers are required to send us a specified portion of their traffic that is bound for markets covered by the Destia Network. We can charge "settlement rates" for this traffic that substantially exceed our termination costs. Alternatively, the additional gross margins on this return traffic enable us to price our calls to a given country more competitively while still maintaining an acceptable average gross margin on all calls both to and from that country. Similarly, transit agreements are advantageous to us because they provide us with more favorable transit rates to third countries. Such agreements and switched hubbing arrangements may allow us to pay less than the full settlement rate we would have to pay if we had a direct operating agreement with the terminating PTT. See "--Regulation" for additional information concerning these types of agreements.

SALES AND MARKETING

    We reach a broad range of customer groups through a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising and the Internet. As part of our multichannel marketing approach, we tailor our marketing to our specific geographic markets and services. We believe this is an especially cost-effective means of marketing to our target customers. In addition, we expect that our multichannel marketing approach will facilitate our continued rapid growth while reducing the risks associated with dependence on a limited number of distribution channels.

    We market our services at the local level through both independent sales agents and an internal sales force, depending upon the particular geographic market, customer group and service. Our independent sales representatives, who generally are retained on a commission-only basis, concentrate primarily on residential sales and sales to commercial accounts. Our internal sales force concentrates primarily on sales to commercial accounts, wholesale customers and other carriers. This internal sales force includes a recently expanded carrier services group of 12 people located in the United States, the United Kingdom and Germany who are responsible for sales to carriers in each of the Destia Network cities. Our local internal sales forces also typically advertise locally and provide support for our independent sales representatives.

    We recently changed our name to "Destia Communications, Inc." and also developed a new company logo. We believe that our new name and logo better emphasize our focus on providing innovative services. We also believe that by establishing a widely recognized brand, we can increase brand awareness among our target customers and facilitate cross-marketing of additional services to our existing customers. After completing the transition to the Destia name, which will occur after the offering, nearly all of our primary services will be either branded or co-branded with the Destia name and logo.

    CONTINENTAL EUROPE

    Our sales and marketing strategy in most of our continental European markets has been initially to concentrate on sales of prepaid services through independent distribution channels since prepaid services operations present a limited credit risk and independent distribution does not require substantial initial investments. After gaining market acceptance and establishing our local sales and marketing infrastructure, we typically have then introduced calling card services and, once a POP or switch is installed, international long distance services. Concurrently, we also have aggressively pursued interconnection arrangements with the local PTTs, which allow us to provide national origination on a cost-effective basis. Following interconnection, we further increase our sales and marketing activities in a market in order to promote our services. As part of our initial entry into a new market, we also typically have concentrated on sales in ethnic communities since these market segments can be effectively targeted with limited resources, enabling us to rapidly generate revenues, create brand awareness and promote customer loyalty.

    While our general sales and marketing strategy in continental Europe remains consistent, we also tailor it to meet the needs of each particular market. For example, in Belgium, we have generated significant revenues by placing our prepaid cards (together with point of purchase displays) in many highly visible locations such as bookstores, newsstands, kiosks and convenience stores. In France, we concentrate on commercial accounts and employ an internal sales force for this purpose. In Germany, we have an internal sales force in Hamburg that primarily markets prepaid cards and commercial long distance services. We also plan to market our "1+" long distance services in Germany during the first quarter of 1999 through a multilevel marketing program that is similar to our U.K. program. In Switzerland, we market our services through indirect channels, supported by direct advertising in national media. We also cross-market our services in Switzerland. For example, we intend to begin providing Internet services in

Switzerland by the second quarter of 1999 and expect to offer one year of free Internet access to customers who sign up for our long distance services.

    We also adapt successful marketing approaches from certain countries to other continental European markets. For example, we intend to advertise in national magazines and newspapers in Germany, which has been effective in Switzerland. In addition, we intend to replicate the success of our multilevel marketing program in the United Kingdom in our other European markets.

    We have an internal sales force based in each city in which we have a switch except Amsterdam. In each of these cities, we are expanding our internal sales forces and recruiting additional independent sales representatives.

    UNITED KINGDOM

    In the United Kingdom, we market our services nationally. We offer substantially all of our U.K. services through Telco, our wholly-owned U.K. subsidiary.

    Our residential domestic and international long distance service and calling and prepaid cards are marketed primarily by independent sales representatives through multilevel marketing. We believe that multilevel marketing is the most cost-effective way to continue to increase our U.K. residential and card-based customer revenues since it encourages independent sales representatives to both sell services and recruit additional independent sales representatives. Sales representatives are motivated to both sell and recruit because they receive a commission based on their own sales and sales of representatives recruited by them. A substantial number of these sales representatives operate on a part-time basis, using the commissions from sales of services as a secondary source of income. During December 1998, we had approximately 4,000 independent sales representatives that received commissions. In addition, we are one of only 150 companies, and the first telecommunications company, to be accepted for membership in the Direct Sellers Association, a nationally recognized U.K. industry trade group for multilevel marketing.

    We market domestic and international long distance services to U.K. commercial accounts and carrier services to carrier customers through a direct sales force. We have adopted this approach for these services since they are more complex and usually require a longer sales cycle.

    We recently increased our U.K. prepaid card distribution capabilities through our acquisition of a controlling interest in America First, a well-recognized prepaid card distributor, during the fourth quarter of 1998. We intend to migrate our U.K. prepaid card distribution to America First because we believe that America First is well positioned as an experienced and recognized distributor of prepaid phone cards in the London area.

    NORTH AMERICA

    UNITED STATES. Prior to 1998, we marketed our services primarily in the New York metropolitan area. During 1998, we significantly expanded our marketing efforts beyond the New York metropolitan area to include other U.S. network cities. We now have independent sales representatives in all of our network cities and have internal sales representatives in New York, Los Angeles, Miami and Washington, D.C.

    Our international and domestic residential long distance services, which are marketed primarily to ethnic communities, are sold primarily through independent sales representatives. We target ethnic communities for these services because we believe that members of these communities generate above average international calling volumes, are not as heavily targeted by other long distance providers as the general population and enable us to build brand recognition in a well-defined community. We intend to expand the use of independent sales representatives to market our residential services in the United States beyond the ethnic market.

    Our international and domestic long distance services for commercial accounts are sold primarily through our internal sales force, which targets accounts with significant calling volumes to European destinations. Many business customers also require unified or other specialized billing formats. Members of our sales force work with customers to address their billing needs such as providing monthly bills with breakdowns of usage by account code, area code or department.

    Our calling card services are marketed and co-branded under both the VoiceNet and EconoCard-TM- brand names. VoiceNet calling cards are marketed primarily through in-flight magazines, national magazines and newspapers and through advertising materials placed in high traffic locations, such as restaurants. We also market VoiceNet calling cards through independent sales representatives. EconoCard calling cards are marketed to ethnic groups in conjunction with our residential services.

    Prepaid cards are sold under a variety of brand names in major metropolitan areas and are primarily sold through wholesale distributors and other independent sales representatives. These distinctively branded prepaid cards can be accessed by dialing a local access number in the area in which the card was purchased, which reduces our costs and permits us to offer lower rates than most of our competitors. This is important because prepaid card customers are particularly price sensitive and frequently purchase prepaid cards based on small differences in price for calls to specific destinations.

    We currently are in the process of implementing a cross-marketing program to VoiceNet customers to offer them our "1+" long distance service in the United States. We also have expanded our marketing of new services to existing residential long distance customers by describing these services regularly in the ECONOTIPS monthly insert included with each customer bill. In addition, we have entered into affinity programs with major credit card companies, such as First USA and GE Capital, to promote our VoiceNet calling cards. These affinity programs include mass mailings in customers' monthly billing statements that contain a preapproved VoiceNet calling card which, when used by the customer, is automatically billed to the customer's credit card account.

    We use an internal sales force to market to carrier customers and other wholesale customers that purchase privately branded calling cards and prepaid cards. We have adopted this sales approach for these services since they are more complex and usually require a longer sales cycle.

    CANADA. In Canada, we currently market our services in Toronto and Montreal primarily to ethnic communities that generate substantial international calling volume. Marketing is being done primarily through independent sales representatives and our internal sales representatives in Canada. As we expand our customer base in Toronto and Montreal, we intend to broaden our target customer groups, introduce additional services and increase our internal sales and marketing capabilities.

    CUSTOMER SERVICE

    We are committed to providing our customers with superior customer service and believe that we have developed the infrastructure necessary to serve both our existing customer base and accommodate substantial growth with minimal additional investment. We have a 24-hour-a-day customer service department located in College Station, Texas, which, at December 31, 1998, had 157 full-time equivalent customer service representatives. In the United Kingdom, we also maintain a 24-hour-a-day customer service department that, at December 31, 1998, had 65 full-time equivalent customer service representatives located at the Telco facility in London, England. In continental Europe, each country in the Destia Network has a customer call center, which in the aggregate totalled 20 full-time equivalent customer service representatives at December 31, 1998. At all of our customer service facilities, our customer service representatives handle both service and billing inquiries. In addition, our call centers all have representatives that are multilingual.

    We also have developed our own proprietary software systems to better serve our customers. For example, in each of our network countries, our monthly bills are in the customer's native language and local currency (and we have the ability to bill in euros). We also provide detailed billing information for commercial customers that includes itemized breakdowns of usage by account code and department. In addition, we are currently implementing an interactive voice response system that will permit customers to obtain up-to-date information concerning their account and their most recent invoice. We believe that our customer-oriented philosophy backed by the strength of our customer support infrastructure allows us to differentiate ourselves from our competitors.

COMPANY OPERATIONS

    Currently, our extensive international telecommunications network allows us to provide services in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland. Our operations in each of our principal markets are briefly described below.

    CONTINENTAL EUROPE

    A significant component of our growth strategy is focused on the continued development of our business in the deregulating telecommunications markets of continental Europe. Prior to January 1, 1998, there were significant regulatory limitations on our ability to provide services in most continental European countries. Now, as a result of EU and national regulatory initiatives, we may provide a range of services in many of these countries that is comparable to the services we provide in the United States and the United Kingdom. In some cases, however, national regulatory restrictions and technology issues (such as credit card verification for e-commerce purchases) may limit our ability to do so. Subject only to these limitations, in continental Europe we intend to offer the same range of services that we offer in the United States and the United Kingdom.

    BELGIUM. Belgium was our third largest market based on revenues for the nine months ended September 30, 1998. Sales of prepaid cards comprised the largest portion of our Belgian revenues, followed by revenues derived from international long distance from commercial and residential customers.

    Prior to January 1, 1998, due to regulatory limitations, we only were able to provide a limited number of services in Belgium that included international service utilizing international toll-free access and local access for card-based services, but did not include domestic long distance service. Since regulatory liberalization occurred on January 1, 1998, we have expanded our services to include both domestic and international long distance service. In addition, during the fourth quarter of 1998, we completed our interconnection with Belgacom, the Belgian PTT. This interconnection provides us with a total of 10 connection points with Belgacom, including our switch in Brussels, and permits us to provide our services to customers anywhere in Belgium. This interconnection also permits us to provide network access to our customers through abbreviated dialing and enables us to originate and terminate calls in Belgium on a more cost effective basis.

    FRANCE. We have offered long distance service to customers in Paris since the first quarter of 1997, in Marseilles and Nice since the fourth quarter of 1997 and in Lyon and Toulouse since the fourth quarter of 1998. Our revenues in France are currently predominantly generated by international long distance services. Sales of prepaid cards comprise virtually all of the other revenues. Most of our customers have CLI (calling line identity), which allows our switches to recognize the number that the customer is calling from, so that the customer can access our network without the need for a personal identification number. In addition, we provide automatic dialers free of charge to our commercial accounts. Automatic dialers eliminate the need for a customer to dial a prefix to use our services.

    Our network includes a switch in Paris and POPs in Marseilles, Toulouse, Nice and Lyon. During the fourth quarter of 1998, we entered into an interconnection agreement with France Telecom that will enable our customers to access our long distance service from their home or office through abbreviated dialing, although certain carriers (including France Telecom) are able to provide direct, "1xxx" access. We anticipate that our interconnection with France Telecom will be fully operational during the second quarter of 1999 since France Telecom has indicated that we will be able to complete our interconnection by February 15, 1999. However, there are often delays in executing and implementing interconnection. See "Risk Factors--Need for Interconnection" and "--Regulation."

    GERMANY. Germany is the largest market for telecommunications services in continental Europe. Our principal service in Germany is our prepaid card service, which we offer predominantly to commercial accounts. We currently provide international long distance service, which we market primarily to commercial customers. We have offered this service in Hamburg since the first quarter of 1997, in Berlin since the fourth quarter of 1997 and in Frankfurt since the third quarter of 1998. We will begin marketing domestic long distance services in the first quarter of 1999 because we completed interconnection in the fourth quarter 1998. We also plan to begin marketing long distance services to residential accounts in 1999. We intend to introduce our Presto! card in Germany during the second quarter of 1999. In addition, in 1999, we intend to roll out our successful U.K. multilevel marketing program in Germany and to establish an internal sales force in Frankfurt. See "--Sales and Marketing--United Kingdom."

    As of December 31, 1998, we had switches in Berlin and Frankfurt and a POP in Hamburg. We expect to upgrade our Hamburg POP to a switch during the first quarter of 1999. We believe that our Frankfurt switch will allow us to take advantage of the growing popularity of Frankfurt as a European hub for telecommunication carriers, especially for calls to and from Eastern Europe, and we intend to market our carrier services to carriers that route calls through Frankfurt.

    During the fourth quarter of 1998, we implemented our interconnection with Deutsche Telekom, which enables us to offer customers in our German network cities and the surrounding metropolitan areas, both domestic and international long distance service through "1+" access. We plan to add additional interconnection points in Germany in 1999 to meet additional traffic or regulatory requirements, which will enable us to originate and terminate traffic in most of the major cities in Germany.

    SWITZERLAND. Switzerland has been substantially deregulated. Our principal service in Switzerland is international long distance. Customers may preselect our company as their long distance carrier and make long distance calls on our network using "1+" dialing. During 1998, the majority of our customers were commercial accounts. During the first quarter of 1999, we intend to begin providing Internet services in Switzerland and expect to offer one year of free Internet access to customers who sign up for our long distance services.

    We established a POP in Zurich during the third quarter of 1997 and upgraded it to a switch in the third quarter of 1998. In addition, during October 1998, we were the fourth telecommunications carrier to be interconnected to SwissCom, the PTT in Switzerland. This interconnection enables us to originate and terminate traffic in Switzerland more cost effectively, which provides us with a competitive advantage over those of our competitors who do not currently have interconnection. Since we completed our interconnection in October 1998, our number of customers has more than doubled and as of December 31, 1998 we had approximately 7,000 customer accounts in Switzerland. During the same period, our Swiss revenues also more than doubled. We intend to expand our customer base significantly in Switzerland during 1999. We anticipate, however, that additional competitive carriers will obtain interconnection rights from SwissCom, which will lead to increased competition.

    UNITED KINGDOM

    Since 1991, the U.K. government has sought to encourage increased competition in telecommunications services. As a result of regulatory initiatives, the telecommunications market in the United Kingdom now resembles the United States in terms of services and pricing.

    International and domestic long distance services generated the largest percentage of our U.K. revenues during 1998. We have provided these services in the London area since the fourth quarter of 1996 and nationwide in the United Kingdom since the second quarter of 1997. Our other principal services in the United Kingdom are prepaid cards and sales to resellers and carrier customers. We also intend to launch the Presto! card in the United Kingdom during the second quarter of 1999.

    We offer all our residential, calling card and prepaid services in the United Kingdom primarily through Telco. We believe that Telco has been particularly successful marketing our services in the United Kingdom through our multilevel marketing program. Our prepaid card services, which are currently offered by Telco, are being migrated to America First, a prepaid card distributor that we acquired a majority interest in during the fourth quarter of 1998. See "--Sales and Marketing--United Kingdom."

    We currently have five interconnection points in London that enable us to provide our services throughout the United Kingdom. However, our U.K. customers currently are unable to preselect any carrier except British Telecom as their long distance carrier and thus cannot access our services without first dialing a four-digit access code. Under EU regulations, preselection is scheduled to become available by January 1, 2000, although the U.K. regulator is seeking a waiver of this requirement until a later date. In order to migrate more traffic on to our network, we are marketing automatic dialers to our residential and commercial customers in order to compete more effectively against British Telecom, which provides long distance service without requiring the user to dial an access code. Customers purchase or lease the dialer, which automatically dials our network access code for the customer.

    Our European network (including the United Kingdom) is monitored by America Telemedia Limited ("ATL"), one of our wholly-owned subsidiaries, in London and our network operations center in St. Louis, Missouri.

    NORTH AMERICA

    UNITED STATES. The United States is one of our original markets. We have been providing international and domestic long distance service in the New York metropolitan area since 1993. We now also provide our calling card, prepaid card, wireless access to long distance and directory assistance services nationally and provide our other services (primarily residential and commercial long distance) in the 15 U.S. cities in which the Destia Network has a switch or POP. Because of the U.S. market's size and receptiveness to new services, we typically introduce new services in the United States before our other markets. For example, during the last quarter of 1998, we first introduced our Presto! service in the United States over the Internet. We also intend to test (and cross market) additional e-commerce services to Presto! customers due to their predisposition to making purchases on-line.

    As of December 31, 1998, we had six switches and nine POPs in the United States, which enable us to originate domestic and international long distance calls in many of the largest U.S. metropolitan areas. Because of the substantial increase in our domestic traffic and our desire to provide services in more U.S. markets, we recently acquired a 20-year IRU from Frontier to use its U.S. fiber optic network. This will replace our use of the Qwest network. Frontier is in the process of building its fiber optic network. This build-out of Frontier's planned network is approximately 60% completed and we expect it to be fully operational by the end of 1999, although there can be no assurance in this regard. In addition, the Frontier arrangement will give us favorable origination and termination rates throughout the continental United States. See "--The Destia Network--North American Network--U.S. Network Expansion."

    CANADA. We expanded our network into Canada during the third quarter of 1998 by installing a switch in Toronto. We also plan to install a POP in Montreal by July 1999. This switch and POP will enable us to originate and terminate calls in Toronto and Montreal, two of the largest long distance markets in Canada. Like most of western Europe, Canada also has recently liberalized its telecommunication laws. Since October 1, 1998, private carriers have been able to provide international long distance service originating in Canada. As of January 1, 1999, we were granted a license under this liberalized regulatory regime to provide competitive telecommunications services. Additional deregulation, which would permit us also to provide domestic long distance service, is expected by January 1, 2000. We began providing services in Canada late in the fourth quarter of 1998 and intend to further expand our internal sales force in Canada in 1999.

COMPETITION

    The international telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. We believe that long distance service providers compete principally on the basis of price, customer service, product quality and breadth of services offered. In each country of operation, we have numerous competitors. We believe that as the international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984. Prices for long distance calls in the markets in which we compete have declined historically and are likely to continue to decrease. Many of our competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than us.

    Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry. For example, as a result of legislation enacted in the United States, RBOCs will be allowed to enter the long distance market, AT&T, MCI WorldCom and other long distance carriers will be allowed to enter the local telephone service markets, and cable television companies and utilities will be allowed to enter both the local and long distance telecommunications markets. In addition, competition has begun to increase in the EU telecommunications markets in connection with the deregulation of the telecommunications industry in most EU countries, which began in January 1998. This increase in competition is likely to affect revenue per minute and gross margin as a percentage of revenue.

    NORTH AMERICA

    UNITED STATES. In the United States, which is among the most competitive and deregulated long distance markets in the world, competition is based primarily upon pricing, customer service, network quality, and the ability to provide value added services. As such, the long distance industry is characterized by a high level of customer attrition or "churn," with customers frequently changing long distance providers in response to the offering of lower rates or promotional incentives by competitors. We compete with major carriers such as AT&T, MCI WorldCom and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than our current costs. Many of these competitors have greater financial, technological and marketing resources than we do. If any of our competitors were to devote additional resources to the provision of international and/or domestic long distance telecommunications services to our target customer base, there could be a material adverse effect on our business and the price of our common stock.

    As a result of the 1996 Telecommunications Act, the RBOCs are also expected to become competitors in the long distance telecommunications industry, both outside of their service territory and, upon satisfaction of certain conditions, within their service territory. The Telecommunications Act prospectively eliminated the restrictions on incumbent LECs, such as the RBOCs, from providing long distance service. These provisions permit an RBOC to enter an "out-of-region" long distance market immediately upon the receipt of any state and/or federal regulatory approvals otherwise applicable in the provision of long distance service. RBOCs must satisfy certain procedural and substantive requirements, including obtaining FCC approval upon a showing that, in certain instances, facilities-based competition is present in its market, that it has entered into interconnection agreements that satisfy a 14-point checklist of competitive requirements and that its entry into the in-region long distance market is in the public interest before they are authorized to offer long distance service in their regions. No RBOC is authorized to do so yet, but they are expected to be authorized soon. When they are authorized, they will be very formidable competitors. In particular, Bell Atlantic, which serves the New York metropolitan and mid-Atlantic regions, is considered by industry observers to be the most likely RBOC to be the first to be permitted to offer long distance services. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Bell Atlantic will be a particularly formidable competitor.

    The continuing trend toward business combinations and alliances in the telecommunications is also creating significant new or more powerful competitors to our company. The proposed acquisition of GTE by Bell Atlantic, the merger of WorldCom and MCI, AT&T's proposed acquisition of Telecommunications, Inc. and AT&T's acquisition of Teleport Communications Group, Teleglobe's acquisition of Excel Communications and SBC's acquisition of SNET are examples of some of the business combinations that are being formed. Many of these combined entities have, or will have, resources far greater than those of our company. These combined entities may, now or in the future, be able to provide bundled packages of telecommunications products, including local and long distance services and data services and prepaid services, in direct competition with the products offered or to be offered by us, and may be capable of offering these products sooner and at more competitive rates than us.

    For example, AT&T's recently announced agreement to acquire Smartalk, which sells prepaid cards would, if consummated, provide AT&T with access to a major distribution network for inexpensive prepaid cards, a market where AT&T has not historically competed on the basis of price. AT&T's significant marketing resources and extensive network would make it a formidable competitor in the prepaid card market.

    The World Trade Organization (the "WTO") recently concluded an agreement, known as the WTO Basic Telecommunications Service Agreement (the "WTO Agreement") could also result in additional competitors entering the U.S. telecommunications markets. Under the WTO Agreement, the U.S. and other members of the WTO committed themselves to, among other things, opening their telecommunications markets to foreign carriers. The FCC has adopted streamlined procedures for processing market entry applications from foreign carriers, making it easier for such carriers to compete in the U.S. There can be no assurance that the WTO Agreement will not have a material impact on our business.

    We also expect increasing competition from Internet telephony service providers, including Internet service providers. The use of the Internet to provide telephone service is a recent development. To date, the FCC has determined not to subject such services to FCC regulation as telecommunications services. Accordingly, Internet service providers are, today, not subject to universal service contributions, access charge requirements, or traditional common carrier regulation. We cannot predict the impact that this continuing lack of regulation will have on our business.

    CANADA. The Canadian telecommunications market is highly competitive and is dominated by a few established carriers whose marketing and pricing decisions have a significant impact on the other industry participants, including our company. We compete with facilities-based carriers, other resellers and rebillers, primarily on the basis of price. The principal facilities-based competitors include the former Stentor partner companies, in particular, Bell Canada, the dominant supplier of local and long distance services in the provinces of Ontario and Quebec, BC Tel and Telus Communications, as well as the next largest Stentor companies which have announced a proposed merger, as well as non-Stentor companies, such as AT&T Canada, Teleglobe Canada, and Sprint Canada. We also compete with ACC TelEnterprises which, until its recent merger with AT&T Canada, was one of the largest resellers in Canada. The former Stentor partner companies discontinued their partnership on January 1, 1999 and are now competing against one another for the first time.

EUROPE

    In continental Europe, our competitors include:

    - PTTs;

    - alliances such as Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One", and AT&T's alliance with British Telecom (that has recently announced a plan to contribute their international facilities and personnel to a newly formed company that is likely to be a substantially more formidable competitor);

    - companies offering resold international telecommunications services; and

    - other companies with business plans similar in varying degrees to us, including emerging public telephone operators who are constructing their own networks and wireless network operators.

    We believe that our continental European markets will continue to experience increased competition and will begin to resemble the competitive landscape in the United States and the United Kingdom. In addition, we anticipate that numerous new competitors will enter the continental European telecommunications market.

    Competition is strong in the liberalized U.K. telecommunications market. In the United Kingdom our principal competitors are British Telecom, the U.K. PTT, First Telecom and Cable & Wireless. We also face competition from emerging licensed public telephone operators (who are constructing their own facilities-based networks) and from resellers. We also compete with wireless service providers and cable companies.

    Furthermore, in certain European countries (including in France and Belgium) "facilities based" carriers that make investments in infrastructure receive lower interconnection rates than non-facilities based providers. We do not expect to qualify for such a discount until we purchase more fiber optic transmission capacity in Europe (particularly in France and Belgium). In addition, certain of our competitors offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. We do not currently offer all of these types of service, which could have a material adverse effect on our competitiveness and the price of our common stock.

    For a discussion of additional competitive factors that affect our business in certain of our markets, see "Risk Factors--Competition" and "Risk Factors--Increasing Pricing Pressures."

REGULATION

    Regulation of the telecommunications industry is changing rapidly both domestically and globally. As an international telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on our company or that domestic or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations.

    See "Risk Factors--Need for Interconnection" for a discussion of certain regulatory risks relating to our business. The regulatory framework in certain jurisdictions in which we provide our services is described below:

    UNITED STATES

    In the United States, our services are subject to the provisions of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, the FCC regulations thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state public service commissions ("PSCs"). The recent trend in the United States for both federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. Although this trend facilitates market entry and competition by multiple providers, it has also given AT&T, the largest international and domestic long distance carrier in the United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as the company. In addition, the 1996 Telecommunications Act has opened the United States market to increased competition, including for RBOCs as well as current and former PTTs. We cannot be certain whether future regulatory, judicial and legislative changes in the United States will not materially affect our business and the price of our common stock.

    The FCC currently regulates our company as a non-dominant carrier with respect to both its international and domestic interstate long distance services. Although the FCC has generally chosen not to closely regulate the charges, practices or classifications of non-dominant carriers, the FCC has broad authority which includes the power to impose more stringent regulatory requirements on our company, to change our regulatory classification, to impose monetary forfeiture, and to revoke our authority. In this increasingly deregulated environment, however, we believe that the FCC is unlikely to do so with respect to our international or domestic service offerings.

    FCC INTERNATIONAL. In addition to the general requirement that we obtain authority under Section 214 of the Communications Act and file a tariff containing the rates, terms and conditions applicable to our international services, we also are subject to the FCC's international service policies, certain of which may affect our ability to provide our services in the most economical and, thus, profit-maximizing fashion. For example, the FCC's private line resale policy, part of its International Settlements Policy ("ISP"), prohibits a carrier from reselling interconnected international private leased circuits to provide switched services (known as "ISR") to or from a country absent FCC authorization. The FCC recently modified its policy on private line resale to allow such resale between the U.S. and a WTO member country for which the FCC has not previously authorized the provision of switched services over private lines upon a demonstration that (1) settlement rates for at least 50 percent of the settled U.S.-billed traffic between the U.S. and the country at the foreign end of the private line are at or below the benchmark settlement rate adopted by the FCC, or (2) where the country at the foreign end affords resale opportunities "equivalent" to those available under U.S. law. Both conditions must be present before the FCC will authorize private line resale between the U.S. and a non-WTO member country for which the FCC has not previously authorized the provision of private line resale. The following countries have been approved by the FCC for ISR to date: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Luxembourg, New Zealand, Netherlands, Norway, Sweden, Switzerland, United Kingdom. The practical implication for us of this policy is that we are restricted from (i) transmitting calls routed over leased lines between New York and London onward over a leased line to continental Europe (other than to a country approved for ISR); and (ii) transmitting calls from continental European countries (other than those approved for ISR) over leased lines from London and then onward over a leased line between London and New York, although in both cases around hubbing via "switched hubbing" is permitted to non-ISR-approved countries. The policy may materially limit the best and most profitable use of our leased lines between New York and London and may result in increased transmission costs on certain calls, which we are not able to pass through to our customers.

    We are also subject to the FCC's International Settlements Policy which governs the settlement between U.S. carriers and their foreign correspondents of the cost of terminating traffic over each other's network, the "benchmark" settlement rates for such settlements, and permissible exceptions of these policies. The FCC could find that, absent a waiver, certain terms of our foreign carrier agreements do not meet the requirements of the International Settlements Policy or that certain actions do not constitute permissible deviations from this policy. Although the FCC generally has not issued penalties in this area, it has recently issued a Notice of Apparent Liability against a U.S. company for violating the International Settlements Policy and it could, among other things, issue a cease and desist order or impose fines if it finds that these agreements conflict with the International Settlements Policy. We do not believe that any such fine or order would have a material adverse effect on our business or the price of our common stock. In addition, the FCC is presently reconsidering certain aspects of its ISP, including the complete elimination of its ISP and contract filing requirements on competitive routes, elimination of these requirements for arrangements with non-dominant carriers in WTO member countries and allowing greater opportunities to engage in international simple resale. The FCC also regulates foreign carrier affiliations.

    The FCC and certain State PSCs require prior approval of transfers of control, including PRO FORMA transfers of control resulting from corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of our company. Additionally, the FCC and certain State PSCs require notification of our name change from Econophone, Inc. to Destia Communications, Inc. Although we believe that no material penalties will result from our failure to notify the FCC and certain State PSCs of the name change prior to its effectuation or from our failure to seek prior approval or take certain actions, we cannot be certain whether this will be the case.

    FCC DOMESTIC INTERSTATE. We are considered a non-dominant domestic interstate carrier subject to minimal regulation by the FCC. We are not required to obtain FCC authority to expand our domestic interstate operations, but we are required to maintain, and do maintain, a domestic interstate tariff on file with the FCC. The FCC presumes the tariffs of non-dominant carriers to be lawful. Therefore, the FCC does not carefully review such tariffs. The FCC could, however, investigate our tariffs, upon its own motion or upon complaint by a member of the public. As a result of any such investigation, the FCC could order us to revise our tariffs, or the FCC could prescribe revised tariffs.

    The 1996 Telecommunications Act is intended to increase competition in the U.S. telecommunications markets. Among other things, the legislation contains special provisions that eliminate the restrictions on incumbent LECs such as the RBOCs from providing long distance service. These provisions permit an RBOC to enter an "out-of-region" long distance market immediately upon the receipt of any state and/or federal regulatory approvals otherwise applicable in the provision of long distance service. The provisions also permit an RBOC to enter the "in-region" long distance market if it satisfies procedural and substantive requirements, including obtaining FCC approval upon a showing that in certain situations facilities-based competition is present in its market, that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements and that its entry into the "in-region" long distance market is in the public interest.

    A number of RBOCs have made initial applications for the approvals necessary to enter their "in-region" long distance markets, although, to date, all such applications have been denied on the basis that the RBOC has not satisfied the list of competitive requirements. However, there have recently been extensive discussions among the state PSCs, the FCC and RBOCs in order to develop a definitive understanding of these requirements and the specific criteria to measure their satisfaction. These discussions may lead to one or more successful RBOC "in-region" applications in the future. In particular, Bell Atlantic, which serves the New York metropolitan and mid-Atlantic regions is considered by industry observers to be the most likely RBOC to be the first to be permitted to offer long distance services. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Bell Atlantic would be a particularly formidable competitor.

    The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that may potentially impact our operations. It is unknown at this time precisely the nature and extent of the impact that the legislation will have on us. On August 1, 1996, the FCC adopted an Interconnection Order implementing the requirements that incumbent LECs make available to new entrants interconnection and unbundled network elements, and offer retail local services for resale at wholesale rates. Important portions of the FCC's order were subsequently overturned by a court order. However, on January 25, 1999, the U.S. Supreme Court upheld most of the challenged rules, finding that the FCC has significant jurisdiction to establish rules to promote competition for competitive local exchange services. Although some of the FCC's rules may be challenged in future proceedings and the Supreme Court decision requires the FCC to conduct additional proceedings to determine new unbundling standards, the Supreme Court decision seems likely to promote competition for telecommunications services generally.

    Section 706 of the Telecommunications Act gives the FCC the right to forbear from regulating a market if the FCC concludes that such forbearance is necessary to encourage the rapid deployment of advanced telecommunications capability.
Section 706 has not been used to date, but in January 1998, Bell Atlantic filed a petition under Section 706 seeking to have the FCC deregulate entirely the provision of packet-switched telecommunications services. Similar petitions were filed later by the Alliance for Public Technology and US West Inc. (currently Media One Group Inc.) and other ILECs are expected to file similar petitions in the near future.

    On August 7, 1998, the FCC released an order denying requests by the RBOCs that it use Section 706 of the Telecommunications Act to forbear from regulating advanced telecommunications services. Instead, the FCC determined that advanced services are telecommunications services and that ILECs providing advanced services are still subject to unbundling and resale obligations of Section 251(c) and the in-region interLATA restrictions of Section 271.

    On the same day, the FCC released a Notice of Proposed Rulemaking ("NPRM") proposing that ILECs be permitted to offer advanced services through separate affiliates. Subject to certain restrictions on transfers from the ILEC to the affiliate, structural separation rules and nondiscrimination safeguards, these separate affiliates would not be subject to the obligations imposed on ILECs under Section 251(c), but would remain subject to the in-region interLATA restrictions imposed on RBOCs and RBOC affiliates by Section 271. In the order, the FCC did not specifically authorize ILECs to provide advanced services through a separate affiliate immediately. ILECs may, of course, immediately provide advanced services but until the separate affiliate is properly established pursuant to rules to be promulgated following comment on the NPRM, such provision of advanced services will be subject to Section 251. The outcome of this proceeding could materially adverse affect our business and the price of our common stock.

    The FCC has also significantly revised the universal service subsidy regime. Beginning January 1, 1998, interstate carriers, such as our company, as well as certain other entities, became obligated to make FCC-mandated contributions to universal service funds. These funds subsidize the provision of telecommunications services in high cost areas and to low-income customers, as well as the provisions of telecommunications and certain other services to eligible schools, libraries and rural health care providers. Our share of these federal subsidy funds will be based on our share of certain defined telecommunications end-user revenue. Our revenues that are subject to the high cost and low income fund are our quarterly interstate and gross end-user telecommunications revenues. Our revenues for the schools and libraries and rural health care fund are our estimated quarterly intrastate, interstate and international gross end-user telecommunications revenues. Contribution factors vary quarterly and we and other carriers are billed monthly. Contribution factors for first quarter 1999 are: (i) 3.18% for the high cost and low income funds (interstate and international revenues); and (ii) 0.58% for the schools, libraries, and rural health care funds (intrastate, interstate and international revenues). Because the contribution factors do vary quarterly, the annualized impact on our company cannot be estimated at this time, although we do not expect it to be material.

    Our costs of providing long distance services will also be affected by changes in the access charge rates imposed by incumbent LECs for origination and termination of calls over local facilities. The FCC has significantly revised its access charge rules in recent years to permit incumbent LECs greater pricing flexibility and relaxed regulation of new switched access services in those markets where there are other providers of access services. The Company currently has agreements to terminate, originate or exchange traffic with a variety of carriers who, in turn, may be subject to similar agreements with other carriers or LECs. Any change in any of these agreements, whether by operation of law or otherwise, may affect the company's costs or could disrupt the company's ability to terminate, originate or exchange traffic and, therefore, have a material adverse effect on our company. The FCC has, for example, created a new presubscribed interexchange carrier charge ("PICC") rate element. The PICC is a flat-rate, per line charge that is recovered by LECs from interexchange providers. Effective January 1, 1998, the initial maximum permitted interstate PICC charge is $0.53 per month for primary residential lines and single-line business lines and $1.50 per month for second and additional residential lines. The initial maximum interstate PICC for multi-line businesses are $2.75 per month, per line. The ceilings will be permitted to increase over time. The FCC continues to adjust its access charge rules and has indicated that it will promulgate additional rules sometime in 1999 that may grant certain LECs further flexibility. While we currently intend to pass through the costs of both the PICC and our universal service fund contributions to our customers, there can be no assurance that we will be able to fully pass on such costs or that doing so will not result in a loss of customers. In addition, the FCC orders implementing the universal service contribution obligation are subject to petitions seeking reconsideration by the FCC and to certain appeals. Until such petitions and appeals are decided, there can be no assurance as to how the orders will be ultimately implemented or enforced or what effect the orders will have on competition within the telecommunications industry or specifically on our competitive position.

    The 1996 Telecommunications Act also requires interexchange carriers to compensate payphone owners when a payphone is used to originate a telephone call through an access code or a toll-free number (including by means of a prepaid calling card). In orders issued in September and October of 1996, the FCC established a compensation scheme that required all carriers to begin compensating payphone owners on a per-call basis beginning October 7, 1997 at a rate $.35 per call. On July 1, 1997, the United States Court of Appeals for the District of Columbia ("D.C. Circuit") issued an opinion reversing in part the FCC's payphone orders. The court ruled that the rate of $.35 per call was arbitrary and capricious and remanded the case to the FCC for further proceedings. The FCC, thereafter, issued a further rulemaking on compensation for payphone owners. On October 9, 1997, the FCC ruled that interexchange carriers are required to compensate payphone owners at a rate of $.284 for all calls using their payphone. The FCC ruled that this compensation method will be effective from October 7, 1997 through October 7, 1999. On May 15, 1998, the D.C. Circuit remanded the order to the FCC, ruling that the $.284 rate established was arbitrary and capricious, but did not vacate it. We expect the FCC to issue a further remand order establishing a revised payphone compensation rate during the first quarter of 1999.

    The FCC also imposes requirements for the marketing of telephone services and for obtaining customer authorization for changes in a customer's primary long distance carriers. The FCC has recently imposed severe penalties on a number of carriers for "slamming," the unauthorized change of a customer's presubscribed long distance carrier. Under an order recently issued by the FCC, carriers such as our company, are required to take certain additional steps to prevent slamming. The FCC is continuing to reexamine its slamming rules.

    STATES. Our predecessor corporation, Econophone, Inc., which was incorporated in New York, received authorization, where necessary, either pursuant to certification, the fulfillment of tariff requirements or notification requirements, to provide long distance services in 49 states. Following the reorganization of Econophone, Inc. as a Delaware corporation, the authorizations were transferred to us. We in turn have recently transferred the authorizations to a recently created wholly-owned subsidiary, Econophone Services, Inc. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or rules, regulations and policies of the state regulatory authorities.

    Many states also impose various reporting and other requirements. A number of state PSCs have adopted rules governing the markets of telephone services and obtaining customer authorizations for changes of a customers' primary long distance carrier. State commissions also regulate access charges and other pricing for telecommunications services within each state. We may also be required to contribute to universal service funds in some states.

    REGULATION OF THE INTERNET. The use of the Internet to provide telephone service is a recent development. Currently, the FCC is considering whether or not to impose surcharges or additional regulations upon certain providers of Internet telephony. In an April 1998 report to Congress, the FCC indicated it would examine the question of whether certain forms of "phone-to-phone" Internet protocol telephony are information services or telecommunications services. It noted that certain forms of phone-to-phone Internet telephony appeared to have the same functionality as non-Internet protocol telecommunications services and lacked the characteristics that would render them information services. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, it may require these service providers to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. State PSCs may also retain jurisdiction to regulate the provision of intrastate Internet telephony services and could initiate proceedings to do so.

    PATENT RIGHTS RELATING TO PREPAID SERVICES. Various parties have claimed that certain prepaid card providers are infringing upon patent rights held by these parties relating to the provision of prepaid card services. We do not expect that our prepaid card services will be found to infringe upon any third-party patent rights, although there can be no assurance that we would prevail if a claim were asserted by a third party. If we were unable to provide our prepaid card services in the manner in which they currently are provided, it could have a material adverse effect on our business and the price of our common stock.

    EUROPEAN UNION

    In Europe, the regulation of the telecommunications industry is governed at a supra national level by the European Commission ("EC"), consisting of the EU member countries. The EU member countries include: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. The EU is responsible for creating pan-European policies and, through legislation, developing a regulatory framework to ensure an open, competitive telecommunications markets.

    As of January 1, 1998 the EU abolished all special or exclusive rights that restrict the provision of telecommunications services. Specific directives have been adopted, which include the Open Network Provision ("ONP") Leased Lines Directive, the ONP Voice Telephony Directive, the ONP (Adaptation of the Framework and Leased Lines to a Competitive Environment) Directive and the Interconnection Directive, the latter of which would provide for equal access and number portability on January 1, 2000. Equal access would enable a customer to access our network over another operator's network, without dialing an access code, by "preselecting" our company as its long distance carrier. However, Oftel already has indicated that it will seek to defer the implementation of equal access in the United Kingdom, and PTTs and/or regulators in certain other EU jurisdictions also are expected to seek deferrals. Number portability would enable customers to retain their existing telephone numbers when switching to alternative carriers and is already available (although not universally) in the United Kingdom. Additional directives, in addition to those described above, remain to be adopted by the Council of the European Communities, although their final content and timing of implementation cannot be predicted at this time. Certain EU countries have temporary waivers from these EU deregulation requirements: Greece and Portugal until January 1, 2000.

    National governments also must pass legislation within their countries to give effect to EC directives. Each EU member state in which we currently conduct business will therefore continue to, in part, have a different regulatory regime. The requirements for us to obtain necessary approvals vary considerably from country to country and are expected to continue to so vary. See "Risk Factors--Regulatory Restrictions."

    WORLD TRADE ORGANIZATION INITIATIVES. The WTO recently concluded the WTO Agreement, which opens the telecommunications markets of the signatory countries to entry by foreign carriers on varying dates and to varying degrees. The WTO Agreement became effective on February 5, 1998. Pursuant to the WTO Agreement, U.S. companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity on a reasonable and non-discriminatory basis. Although the WTO Agreement may open additional markets to us or broaden the permissible services that we can provide in certain markets, the WTO Agreement also may subject us to greater competitive pressures in our markets, with the risk of losing customers to other carriers and reductions in our rates.

    UNITED KINGDOM. Licenses are needed to provide all the international services that we provide in the United Kingdom. Licenses are granted by the Secretary of State for Trade and Industry but enforced by the U.K. regulatory authority under powers granted by the Telecommunications Act, 1984. We have all of the necessary licenses to provide our services in the United Kingdom.

    International simple resellers, such as our company, operate under registrable class licenses. Through our subsidiary ATL, we have an International Simple Voice Resale Class License (the "ISVR"), which entitles us to resell international message, telephone and private line services. The ISVR license also enables ATL to interconnect with, and lease capacity at wholesale rates from, British Telecom and other public telecommunications operators. We also have an International Facilities License, which authorizes us to provide international telecommunication services over our own international infrastructure.

    Our U.K. customers currently are unable to preselect us as their long distance carrier. Equal access is scheduled to become available in the United Kingdom on January 1, 2000 pursuant to relevant EU directives. However, British regulators have indicated that it will seek to defer the implementation of equal access in the United Kingdom until a later date.

    BELGIUM. Since January 1, 1998, licensed operators have been able to provide telephony services in Belgium. On July 15, 1998, the Royal Decree of Voice Telephony removing the last remaining monopolies of Belgacom, the Belgium PTT, was published. These permitted services include all of the services that we currently provide in Belgium.

    Providers of voice telephony services must apply for a voice telephony license. We currently have a temporary voice telephony license and have applied for a permanent license, although the Belgium Minister for Telecommunications has not yet begun to grant permanent licenses. This temporary licensing regime was recently extended to enable the Minister for Telecommunications to review all license applications. We expect that our temporary license will continue to be extended until the Minister for Telecommunications begins to issue permanent licenses, although there can be no assurance that this will be the case. If our license was not extended, we would not be able to provide services in Belgium.

    In Belgium, "facilities-based" carriers that make investments in infrastructure receive lower interconnection rates than non facilities-based providers. These incentives provide carriers that own infrastructure with a cost advantage over carriers that do not own infrastructure. Because we lease, rather than own, transmission lines in Belgium, we are not eligible for these incentives.

    Preselection currently is unavailable to our customers in Belgium. The Belgian regulatory authorities have not yet introduced the regulations setting forth the criteria that private carriers must satisfy in order to be able to offer preselection to their customers.

    Our interconnection in Belgium has been granted on a temporary basis until July 15, 1999 pending the adoption of certain new telecommunications legislation in Belgium. Once this legislation has been adopted, we will need to enter into a new interconnection agreement with Belgacom. If this new legislation has not been adopted before July 15, 1999, we expect the term of our Belgian interconnection to be extended. Furthermore, once the new legislation is adopted, we expect to be able to enter into a new interconnection agreement with Belgacom. However, there can be no assurance that this will be the case with respect to either of the foregoing. If we were to lose our interconnection with Belgacom in Belgium, we would need to obtain interconnection from another carrier, which would increase our transmission costs in Belgium.

    FRANCE. Since January 1, 1998, licensed private service providers have been able to offer domestic and international long distance voice telephony services to the general public in France after obtaining a voice telephony license. Our French subsidiary, Econophone SA, obtained its voice telephony license during the third quarter of 1998. This license enables us to provide all of our current services in France.

    In order to own and control transmission infrastructure in France, a carrier must obtain an infrastructure license from the Autorite de Regulation de
T elecommunications ("ART"). Because we lease, rather than own, our transmission lines in France, we are not required to have an infrastructure license. The ART provides financial incentives to certain infrastructure providers. These incentives provide carriers that own infrastructure with a cost advantage over carriers that do not own infrastructure and are not available to us.

    Preselection currently is unavailable to our customers in France. In addition, seven carriers that have agreed to interconnect on a national basis to the French PSTN in a substantial number of markets have been granted single digit access for their customers. We are not one of these carriers.

    GERMANY. On January 1, 1998, the German telecommunications market was substantially liberalized. In Germany, our activities are governed by the Telecommunications Act of July 25, 1996 (the "German Telecommunications Act"). Under the German Telecommunications Act, the provision of "voice telephone service," which includes services involving switching in Germany, requires a license. We received a Class 4 license during the second quarter of 1998, which enables us to provide voice telephone services within Germany.

    The German Telecommunications Act and the Network Access Ordinance require public telecommunications network operators to offer interconnection at the request of other network interconnection operators. This requires Deutsche Telekom to allow other providers interconnection to its telecommunications networks. During the fourth quarter of 1998, we entered into an interconnection agreement with Deutsche Telekom. Our current interconnection agreement with Deutsche Telekom will expire on February 28, 1999. We expect it to be extended before this time for a further temporary period, although there can be no assurance in this regard. If we were to lose our interconnection with Deutsche Telekom in Germany, we would need to obtain interconnection from another carrier, which would increase our transmission costs in Germany. There is currently a regulatory dispute in Germany between Deutsche Telekom and competitive carriers. If Deutsche Telekom prevails in that dispute, it could put us and other competitive carriers at an additional cost disadvantage versus Deutsche Telekom.

    Through our interconnection with Deutsche Telekom, our customers are able to preselect us as their carrier.

    SWITZERLAND. With the implementation of the Telecommunication Act of 1997 on January 1, 1998, Switzerland became a fully liberalized telecommunications market. The provision of our services in Switzerland does not require a license, although we are required to make certain notice filings.

    Our Swiss subsidiary, Econophone AG, signed an interconnection agreement with Swisscom, the Swiss PTT, during the second quarter of 1998. Our interconnection with Swisscom enables our customers to preselect our company as their long distance carrier in Switzerland.

    CANADA

    The domestic long distance market in Canada was first opened to resale competition in 1990 and then to facilities-based competition in 1992. Although Canada's international market was also opened to competition in 1992, most facilities-based competitors did not enter this market due to a long-standing monopoly held by Teleglobe Canada. As a signatory to the WTO Agreement, Canada agreed to end Teleglobe Canada's monopoly on international transmission to and from Canada beginning on October 1, 1998. Full liberalization of telecommunications services is expected to occur on January 1, 2000. We received a license early in the first quarter of 1999 which authorizes us to provide to offer international long distance services to our customers in Canada. The provision of domestic long distance services in Canada does not require a license, although we are required to make certain notice filings. We are currently not subject to any foreign ownership restrictions in Canada.

EMPLOYEES

    As of December 31, 1998, we had 877 employees, an increase from the 408 employees that we had at December 31, 1997. The breakdown of our employees by region as of December 31, 1998 was as follows:

                                                                  NUMBER
REGION                                                         OF EMPLOYEES
------------------------------------------------------------  ---------------
Continental Europe..........................................           108
United Kingdom..............................................           247
North America...............................................           522
                                                                       ---
Total.......................................................           877

    Our North American employees are based principally in our offices in Paramus, New Jersey (executive offices); New York, New York; Brooklyn, New York; College Station, Texas; and St. Louis, Missouri. In Europe, our employees are based principally in offices located in cities where we have a switch. We have never experienced a work stoppage and our employees are not represented by a labor union or a collective bargaining agreement. We consider our employee relations to be good.

LITIGATION

    We are from time to time a party to litigation that arises in the ordinary course of our business operations or otherwise. We believe that we are not presently a party to any litigation that, if decided in a manner adverse to us, would have a material adverse effect on our business or operations.

PROPERTIES

All of our facilities are leased from third parties. Our principal facilities are located in Paramus, New Jersey; College Station, Texas; Brooklyn, New York; and London, England. Our network operations center is located in St. Louis, Missouri. We also maintain sales offices in several cities in the United States including in most switch locations and in the following European cities, among others:

    - Antwerp, Belgium

    - Athens, Greece

    - Berlin, Germany

    - Brussels, Belgium

    - Frankfurt, Germany

    - Hamburg, Germany

    - London, England

    - Lyon, France

    - Marseilles, France

    - Paris, France

    - Vienna, Austria

    - Zurich, Switzerland

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

    The following table sets forth certain information with respect to the directors, executive officers and other senior management of the Company.

NAME                                    AGE                                    POSITION
-----------------------------------  ---------  ----------------------------------------------------------------------
Alfred West........................         38  Chief Executive Officer and Chairman of the Board of Directors
Alan L. Levy.......................         39  President, Chief Operating Officer and Director
Kevin A. Alward....................         32  President--North America
Phillip J. Storin..................         48  Senior Vice President and Chief Financial Officer
Richard L. Shorten, Jr.............         31  Senior Vice President and General Counsel
Abe Grohman........................         38  Chief Information Officer
Daran M. Churovich.................         44  Vice President of Global Network Engineering
Ines C. LeBow......................         53  Vice President of Global Network Operations
Barry Toser........................         40  Vice President of Global Carrier Services
Paolo Di Fraia.....................         38  Managing Director Continental Europe
Michael Wittingham.................         47  Director of European Network Operations
Mark St. J. Courtney...............         39  Director of European Commercial and Regulatory Affairs
Gary S. Bondi......................         47  Director
Steven West........................         48  Director
Stephen R. Munger..................         41  Director

    ALFRED WEST, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF
DIRECTORS. Mr. West founded the Company in 1992. Prior to founding the Company, Mr. West managed a family-owned textile trading company. Mr. West is the brother of Steven West, a Director of the Company.

    ALAN L. LEVY, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR. Mr. Levy has served as the Company's Chief Operating Officer since August 1996, as a Director since January 1997 and as President since August 1997. Mr. Levy also served as Chief Financial Officer from August 1996 to January 1998. From October 1993 to July 1996, Mr. Levy served as Executive Vice President and Managing Director, Europe, as well as Chief Financial Officer, of Viatel, where, among other things, Mr. Levy was responsible for the implementation of Viatel's European strategy. Mr. Levy is a Certified Public Accountant.

    KEVIN A. ALWARD, PRESIDENT-NORTH AMERICA. Mr. Alward has served as the Company's President-North America since February 1998. From October 1996 to January 1998, Mr. Alward served as Director, President and Chief Operating Officer of TotalTel USA Communications. From September 1994 to October 1996, Mr. Alward served as President of TotalTel, Inc., the principal operating subsidiary of TotalTel USA Communications. From 1992 to 1994, Mr. Alward served as Senior Vice President at TotalTel USA Communications and assumed the additional responsibilities of Chief Operating Officer in 1993, a position he held until 1994. Mr. Alward also served from 1991 to 1992 as Vice President of Marketing at TotalTel USA Communications, and from 1990 to 1991 as Manager of Sales. Mr. Alward served as a sales account executive at TotalTel USA Communications from 1988 to 1990.

    PHILLIP J. STORIN, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Mr. Storin has served as a Senior Vice President and the Chief Financial Officer of the Company since February 1998. From May 1996 to January 1998, Mr. Storin served as Senior Vice President and Chief Financial Officer of USLD Communications Corp., and from October 1994 to May 1996 served as Vice President and Corporate Controller. From July 1992 to October 1994, Mr. Storin served as Vice President, Accounting at USLD Communications Corp. Before joining USLD Communications Corp., Mr. Storin served for five years as Director of Accounting for Dell Computer Corporation. Prior to such time, Mr. Storin served in various financial management positions at Datapoint Computer Corporation and Westvaco Corporation. Mr. Storin is a Certified Public Accountant and a Certified Management Accountant.

    RICHARD L. SHORTEN, JR., SENIOR VICE PRESIDENT AND GENERAL COUNSEL. Mr. Shorten has served as a Senior Vice President and the General Counsel of the Company since December 1997. From September 1992 to December 1997, Mr. Shorten was an associate at the New York law firm Cravath, Swaine & Moore, where he specialized in a variety of areas of corporate representation, including securities, finance and mergers and acquisitions.

    ABE GROHMAN, CHIEF INFORMATION OFFICER. Mr. Grohman has served as the Company's Chief Information Officer since October 1997. From September 1994 to September 1997, Mr. Grohman was the Director of Management Information Systems for LDM Systems Inc., a switchless reseller. From May 1986 to September 1994, Mr. Grohman was President of DBA Consulting, an independent data processing consulting company.

    DARAN M. CHUROVICH, VICE PRESIDENT OF GLOBAL NETWORK ENGINEERING. Mr. Churovich has served as the Company's Vice President of Global Network Engineering since 1998. From 1996 to 1998, Mr. Churovich served as Director of Switch Engineering at Brooks Fiber Properties, Inc. and was later promoted to Senior Director - Network Engineering. Following a merger with Worldcom in 1997, Mr. Churovich assumed the position of Director - Network Technology and Integration. Prior to 1996, Mr. Churovich maintained a variety of positions within different divisions at Western Electric, Inc., a subsidiary of AT&T.

    INES C. LEBOW, VICE PRESIDENT, GLOBAL NETWORK OPERATIONS. Ms. LeBow has served as Vice President, Global Network Operations since June 1998. From May 1997 to May 1998, Ms. LeBow served as Vice President, Network Implementation of Brooks Fiber Properties. From May 1995 to May 1997, Ms. LeBow served as National Director, Planning and Engineering of MFS. From May 1982 to May 1995, Ms. LeBow served in various engineering and operations positions at Contel ASC and GTE.

    BARRY TOSER, VICE PRESIDENT OF GLOBAL NETWORK OPERATIONS. Mr. Toser has served as the Company's Vice President of Global Carrier Services since January 1999. Previously, Mr. Toser was the Vice President of Sales for the North American business unit of Alphanet Telecom from October 1997 to December 1998. Prior to this, he was Vice President of U.S. Sales for Teleglobe International, an international telecommunications organization. While at Teleglobe, Mr. Toser directed the sales and service responsibilities for all carrier, commercial, and Regional Bell Operating Company accounts. Before joining Teleglobe, he was involved in sales, marketing and customer retention activities for Cable and Wireless, Inc. from 1987 through 1995. Previous to Cable and Wireless, Inc. Mr. Toser spent six years with US Sprint in sales, sales management, and marketing management.

    PAOLO DI FRAIA, MANAGING DIRECTOR OF CONTINENTAL EUROPE. Mr. Di Fraia has served as the Company's Managing Director of Continental Europe since December 1998 and as European Finance Director since February 1998. Mr. Di Fraia served as Viatel Inc.'s European Finance Director from January 1996 to February 1998. From November 1994 to December 1995, Mr. Di Fraia served as European Controller of the Company. From April 1989 to August 1994, Mr. Di Fraia was employed by Philip Crosby Associates, S.A. as European Controller.

    MICHAEL WITTINGHAM, DIRECTOR OF EUROPEAN NETWORK OPERATIONS. Mr. Wittingham has been with the Company since 1995. Since joining the Company, Mr. Wittingham has been responsible for the build-out of the European Network. Prior to joining the Company. Mr. Wittingham was employed by Worldexchange Limited as a Technologies Director for Europe from 1994 to 1995. From 1992 to 1994, Mr. Wittingham served as a Vice President in charge of the European Telecommunications Department at Marsh & McLennan.

    MARK ST. J. COURTNEY, DIRECTOR OF EUROPEAN COMMERCIAL AND REGULATORY AFFAIRS. Mr. Courtney has served as the Company's Director of European Commercial and Regulatory Affairs since September 1997.

Mr. Courtney served as Viatel Inc.'s European General Counsel from August 1995 and as Secretary of Viatel from March 1996 to September 1997. From December 1992 to July 1995, Mr. Courtney served as European and International Counsel for Legent, Inc., a software company.

    GARY S. BONDI, DIRECTOR. Mr. Bondi has served as a Director of the Company since 1993. He served as Treasurer of the Company from 1993 through 1998. Mr. Bondi is the President of Bondi, Inc., a multinational trading firm specializing in non-ferrous metals that he founded in 1987. Mr. Bondi is also the Chairman and Chief Executive Officer of ECONergy Energy Company, Inc., a competitive energy provider that he founded in 1996.

    STEVEN WEST, DIRECTOR. Mr. West has served as a Director of the Company since 1993. Mr. West is a founding partner of SO Accurate Group., a refiner and reprocessor of precious metals in the New York/ New Jersey metropolitan area that was founded in 1982. Steven West is the brother of Alfred West, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

    STEPHEN R. MUNGER, DIRECTOR. Mr. Munger has served as a Director of the Company since November 1997. Mr. Munger is a Managing Director in the Mergers, Acquisitions and Restructuring Department of Morgan Stanley & Co. Incorporated ("Morgan Stanley") and is Head of the Private Investment Department. He joined Morgan Stanley in 1988 as a Vice President in the Corporate Finance Department. He became a Principal in 1990 and a Managing Director in 1993. In 1994, Mr. Munger was Administrative Director of the Corporate Finance Department.

BOARD COMPOSITION

    Prior to the completion of the offering, the Company's Board of Directors will be divided into three classes of directors serving staggered terms. After an initial transition period following the offering, directors in each class will be elected to serve for three-year terms and until their successors are elected and qualified. Each year, the directors of one class will stand for
election as their terms of office expire.       will be designated as Class I
directors, with their terms of office expiring in       ;       will be
designated as Class II directors, with their terms of office expiring in       ;
and       will be designated Class III directors, with their terms of office
expiring in       .

    The Company's Board of Directors is currently set at five directors and has no vacancies, which the Company's Bylaws authorize the Board of Directors to fill. The Company intends to appoint one additional person who is not an officer or an employee of the Company to the Board of Directors within 90 days after consummation of this offering and is required to do so to maintain its listing on the Nasdaq National Market.

    The Company's Bylaws provide that the authorized number of directors shall be determined by the Board of Directors. Vacancies on the Board may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

    Until the consummation of the offering, the holders of the Series A Preferred Stock will have the right to vote as a separate class to elect one director. Upon the consummation of the offering, all of the Series A Preferred Stock will be converted into common stock and the former holders of the Series A Preferred Stock will cease to have the right to separately elect a director. Stephen Munger serves as the director designated by the Series A Preferred Stockholders. Mr. Munger will continue as a member of the Board of Directors following the consummation of the offering.

BOARD COMMITTEES

    Following the completion of this offering, the Board of Directors will designate a Compensation Committee and an Audit Committee. The Compensation Committee will be comprised solely of independent directors and at least a majority of the members of the Audit Committee will be independent directors. The Compensation Committee will establish remuneration levels for certain officers of the Company and perform such functions as may be delegated to it under certain of the Company's benefit and executive compensation programs.

    The Audit Committee will select and engage the independent public accountants to audit the Company's annual financial statements. The Audit Committee also will review and approve the planned scope of the annual audit.

    The Board of Directors may from time to time establish certain other committees to facilitate the management of the Company. Regular meetings of the Board of Directors will be held quarterly.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the consummation of this offering, the Company did not have a compensation committee. Decisions with respect to compensation matters that otherwise would have been decided by a compensation committee were made by the Board of Directors as a whole.

    Alfred West, Alan L. Levy, Gary S. Bondi, Steven West and Stephen Munger participated in deliberations concerning executive officer compensation during 1998. Alfred West and Alan L. Levy receive compensation as officers of the Company. Stephen Munger is a Managing Director of Morgan Stanley and the President of the General Partner of Princes Gate Investors II, L.P. ("Princes Gate"), which is an affiliate of Morgan Stanley and which owns 140,000 shares of Series A Preferred Stock, all of which will be converted into common stock upon the consummation of this offering. Morgan Stanley was the placement agent in connection with the 1997 Unit Offering, 1998 Debt Offering and is a managing underwriter in connection with this offering. See "--Executive Compensation" and "Underwriters."

COMPENSATION OF DIRECTORS

    It is anticipated that Directors who are not associated with the Company
will be paid an annual Board membership fee of $               and an attendance
fee of $       for each meeting of the Board of Directors. In addition, they
will receive an annual option grant to purchase         number of shares of
common stock that will vest over a six month period from the date of the grant.

EXECUTIVE COMPENSATION

    At December 31, 1998, the chief executive officer and other five most highly compensated executive officers of the Company were Mr. Alfred West and Messrs. Levy, Alward, Storin, Shorten and Grohman. The following table summarizes all compensation awarded to, earned by or paid to Mr. West and Messrs. Levy, Alward, Storin, Shorten and Grohman (Messrs. West, Levy, Alward, Storin, Shorten and Grohman are referred to herein as the "Named Executive Officers" for 1997 and
1998).

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                   ---------------
                                                                                      SHARES OF
                                                           ANNUAL COMPENSATION      COMMON STOCK
                                                         ------------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                     YEAR     SALARY (1)     BONUS      OPTIONS GRANTED  COMPENSATION(1)
--------------------------------------------  ---------  ----------  ------------  ---------------  ----------------

Alfred West (2).............................       1998  $  323,784  $  323,784(3)       --           $    4,725(4)
  Chief Executive Officer                          1997     323,784     422,992(5)       --                --

Alan L. Levy (6)............................       1998     250,000     157,500(3)       --                --
  President and Chief Operating Officer            1997     210,000     116,250(7)       --                --
Kevin A. Alward (8).........................       1998     198,000       --                               --
  President--North America
Phillip J. Storin (9).......................       1998     165,000       --                               --
  Senior Vice President--Chief Financial
  Officer
Richard L. Shorten, Jr. (10)................       1998     165,000       --                               --
  Senior Vice President--General Counsel           1997       6,875       --                               --

Abe Grohman (11)............................       1998     144,167       --             --                --
  Chief Information Officer                        1997      29,167       --                               --

------------------------

 (1) Does not include the value of certain personal benefits. The estimated value of such personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus paid to the Named Executive Officer in 1998.

 (2) See "--Employment Agreements and Arrangements" for a description of Mr. West's Employment Agreement.

 (3) Consists of 1997 bonus paid in 1998.

 (4) Consists of compensation in respect of life insurance, of which Mr. West's designee is the beneficiary, paid by the Company.

 (5) Consists of $127,686 of 1996 bonus paid in 1997 and $295,306 of 1997 bonus paid in 1997.

 (6) See "--Employment Agreements and Arrangements" for a description of Mr. Levy's Employment Agreement.

 (7) Consists of $37,500 of 1996 bonus paid in 1997 and $78,750 of 1997 bonus paid in 1997.

 (8) Mr. Alward commenced employment with the Company during February 1998.

 (9) Mr. Storin commenced employment with the Company during February 1998.

(10) Mr. Shorten commenced employment with the Company on December 15, 1997.

(11) Mr. Grohman commenced employment with the Company on October 20, 1997.

1996 FLEXIBLE INCENTIVE PLAN

    The Company has adopted the 1996 Flexible Incentive Plan (the "Incentive Plan"), which provides for the grant of incentive stock options ("ISOs") to acquire shares of common stock to employees of the Company or any of its subsidiaries, the grant of non-qualified stock options ("NQSOs") to acquire shares of common stock, the sale or grant of Restricted Shares and Unrestricted Shares (each, as defined in the Incentive Plan) and the grant of stock appreciation rights ("SARs") to employees, directors and consultants. The Incentive Plan also provides for Tax Offset Payments (as defined in the Incentive Plan) to employees. The Incentive Plan provides for the award of up to
a maximum of         shares of common stock and is administered by the Board of
Directors of the Company. The Company is required to seek the approval of its stockholders to materially increase the number of shares of common stock that may be issued under the Incentive Plan.

    The Incentive Plan provides that, in the event of a merger, consolidation, combination, exchange of shares, separation, spin-off, reorganization, liquidation or other similar transaction, the Board of Directors of the Company may, in its sole discretion, accelerate the lapse of Restricted Periods (as defined in the Incentive Plan) and other vesting periods and waiting periods and extend exercise periods applicable to any awards made under the Incentive Plan, except that, upon a Change of Control (as defined in the Incentive Plan), if an employee has been employed by the Company for the twelve month period preceding the Change of Control, vesting of any options held by such employee automatically will accelerate.

    An amendment to the 1996 Incentive Plan provided that           shares of
common stock may be in the form of Voting Stock and        may be in the form of
Non-voting Stock. To the extent these shares are restricted, holders of Restricted Voting Stock have the right to receive cash dividends with respect to such shares and holders of Restricted Non-voting Stock cannot receive cash dividends. Upon the consummation of the offering, any awards made or granted in the form of shares of Non-voting Stock shall be converted into awards for Voting Stock having the same terms and conditions as the award for Non-voting and, to the extent awards for Non-voting Stock have been exercised prior to the consummation of the offering, the shares of Non-voting Stock shall be exchangeable for an equivalent number of shares of Voting Stock. In some cases, the conversion of Non-voting Stock to Voting Stock may be subject to the payment of a conversion price.

    As of December 31, 1998, the Company had issued stock options to purchase
          shares of common stock under the Incentive Plan,           of which
were exercisable as of such date and        Restricted Shares of which
were vested.

    The following table sets forth grants of options to purchase shares of common stock of the Company made during 1998 to each Named Executive Officer.

                             OPTION GRANTS IN 1998

                                                                                                         POTENTIAL REALIZABLE
                                                                   INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                                                 ------------------------------------------------------         ANNUAL
                                                                % OF TOTAL                               RATES OF STOCK PRICE
                                                                  OPTIONS                                  APPRECIATION FOR
                                                  NUMBER OF     GRANTED TO                                      OPTION
                                                 SECURITIES      EMPLOYEES      EXERCISE                         TERM
                                                 UNDERLYING   IN FISCAL YEAR    PRICE PER   EXPIRATION   --------------------
NAME                                               OPTIONS         1998         SHARE($)       DATE        5%($)     10%($)
-----------------------------------------------  -----------  ---------------  -----------  -----------  ---------  ---------

Alfred West....................................      --             --             --           --          --         --

Alan L. Levy...................................      --             --             --           --          --         --

Kevin A. Alward................................                       33.3%                   2/2/2008

Phillip J. Storin..............................                       6.66%                   2/2/2008

Richard L. Shorten, Jr.........................                       1.67%                   7/1/2008

Abe Grohman....................................      --             --             --           --          --         --

    The following table sets forth options exercised during 1998 and the fiscal year-end value of unexercised options for each Named Executive Officer.

            OPTION EXERCISES IN 1998 AND 1998 YEAR-END OPTION VALUES

                                                                                                            VALUE OF
                                                                                                           UNEXERCISED
                                                                                      NUMBER OF           IN-THE-MONEY
                                                                                SECURITIES UNDERLYING      OPTIONS AT
                                                                                 UNEXERCISED OPTIONS      DECEMBER 31,
                                              SHARES                            AT DECEMBER 31, 1998          1998
                                            ACQUIRED ON          VALUE        -------------------------  ---------------
NAME                                       EXERCISE (1)      REALIZED (1)     EXERCISABLE UNEXERCISABLE    EXERCISABLE
----------------------------------------  ---------------  -----------------  ----------  -------------  ---------------

Alfred West.............................        --                --              --           --              --

Alan L. Levy............................        --                --                                           --

Kevin A. Alward.........................        --                --                                           --

Phillip J. Storin.......................        --                --              --                           --

Richard L. Shorten, Jr..................        --                --                                           --

Abe Grohman.............................        --                --                                           --


NAME                                        UNEXERCISABLE
----------------------------------------  -----------------
Alfred West.............................         --
Alan L. Levy............................         --
Kevin A. Alward.........................         --
Phillip J. Storin.......................         --
Richard L. Shorten, Jr..................         --
Abe Grohman.............................         --

------------------------

(1) No options were exercised during 1998.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

    The Company has entered into an employment agreement with Alfred West (the "West Employment Agreement"), effective as of January 1, 1997, pursuant to which Mr. West serves as Chief Executive Officer and Chairman of the Board of Directors of the Company. The term of the West Employment Agreement extends until December 31, 1999, subject to any earlier termination in accordance with the terms thereof. Pursuant to the West Employment Agreement, Mr. West is entitled to receive an annual base salary of not less than $330,000 for each year of the employment term, subject to increases approved from time to time by the Board of Directors of the Company or the compensation committee thereof and automatic increases each January 1 by the percentage increase in the consumer price index in New York over the consumer price index published the preceding January. In addition, Mr. West is eligible to participate in the Company's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by the Company's Board of Directors. Pursuant to the West Employment Agreement, Mr. West will be awarded an annual bonus of between 25% and 75% of his annual base salary, subject to attainment of certain performance goals as determined by the Board of Directors of the Company or the compensation committee thereof. If Mr. West's employment is terminated prior to December 31, 1999 by the Company without just cause or by Mr. West with good reason (including upon a Change of Control, as defined in the West Employment Agreement), he will be entitled to a severance payment equal to up to his annual base salary for the greater of one year or the remainder of the employment term, plus the continuation of his benefits for up to the greater of two years after the date of termination and the remainder of his employment term. The West Employment Agreement automatically will be renewed for successive one year periods unless, at least six months prior to the expiration of the employment term, either Mr. West or the Company shall notify the other that it does not wish to extend the term. If the Company does not offer to renew the West Employment Agreement, Mr. West will be entitled to a severance payment equal to one year's base salary, plus a continuation of his medical and other welfare benefits for one year.

    In August 1996, the Company entered into an employment agreement with Alan
L. Levy (as thereafter amended, the "Levy Employment Agreement") pursuant to which Mr. Levy serves as President and Chief Operating Officer of the Company. The term of the Levy Employment Agreement extends until July 31, 1999, subject to any earlier termination in accordance with the terms thereof. Pursuant to the Levy Employment Agreement, Mr. Levy is entitled to receive an annual base salary of $210,000 during each year of the term thereof, subject to increases in the discretion of the Board of Directors. In addition, Mr. Levy is eligible to participate in the Company's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by the Company's Board of Directors. Pursuant to an incentive stock option agreement dated October 31, 1996, the Company granted
Mr. Levy incentive stock options to purchase         shares of common stock at
an exercise price of $    per share. Mr. Levy is entitled to certain demand and
piggyback registration rights with respect to such shares. If Mr. Levy's employment is terminated prior to July 31, 1999 by the Company without just cause or if Mr. Levy and the Company do not enter into a new employment agreement prior to the expiration of the Levy Employment Agreement, he will be entitled to a severance payment equal to one year's base salary. See "Shares Eligible for Future Sale."

    Messrs. Shorten and Grohman do not have employment agreements with the Company. As of January 1, 1998, the annual salary (exclusive of any bonus) for Messrs. Shorten and Grohman was $165,000 and $140,000, respectively. The Company has entered into a employment agreement with Mr. Alward and expects to enter into an employment agreement with Mr. Storin providing for annual base salary of $215,000 and $180,000, respectively. Messrs. Alward and Storin also were granted options under the Incentive Plan during 1998. The Company expects to enter into employment agreements with certain executive officers prior to the offering.

    As part of the acquisition of VoiceNet on February 12, 1998, the Company entered into employment contracts with the sellers of VoiceNet providing for annual base salary of $180,000 each. The sellers of VoiceNet also were granted
     options at an exercise price of $     per share under the Incentive Plan
during 1998.

LIMITATIONS ON OFFICERS' AND DIRECTORS' LIABILITY

    The Company's Certificate of Incorporation indemnifies its officers and directors to the fullest extent permitted by the DGCL. Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Certificate of Incorporation and the DGCL also prohibit limitations on officer or director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

RELATED PARTY LOANS

    On December 9, 1992, the Company borrowed $200,000 from Mrs. Rose West, the mother of Messrs. Alfred West and Steven West, pursuant to an unsecured promissory note bearing interest at the rate of 9% per annum, payable on maturity. The obligation matured on December 8, 1997 and, on such date, was converted into a demand obligation. On November 16, 1993, the Company borrowed $108,000 from Mrs. West pursuant to an unsecured promissory note that bears interest at a rate of 18% per annum, payable at maturity, and that matured on November 15, 1998. The Company plans to repay each of these loans prior to the offering.

    Since the third quarter of 1996, Alfred West has borrowed $230,191 from the Company pursuant to unsecured, non-interest bearing notes, repayable upon demand.

MINORITY INTEREST IN THE ECONOPHONE SERVICES GMBH

    The brother-in-law of Mr. Alfred West owns a 28% interest in the Company's Swiss subsidiary, Econophone Services GMBH.

                              CERTAIN INDEBTEDNESS

THE 1998 DEBT OFFERING

    In connection with the 1998 Debt Offering, the Company issued $300.0 million of 11% Senior Discount Notes due 2008 pursuant to the 1998 Indenture among the Company and The Bank of New York, as trustee.

    PRINCIPAL, MATURITY AND INTEREST

    The 1998 Notes are unsecured unsubordinated obligations of the Company, and mature on February 15, 2008. Interest on the 1998 Notes accrues at the rate of 11% per annum, payable semi-annually on February 15 and August 15 of each year.

    OPTIONAL REDEMPTION

    The 1998 Notes will be redeemable, at the Company's option, on or after February 15, 2003 at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing February 15 of the years set forth below:

YEAR                                            REDEMPTION PRICE
----------------------------------------------  ----------------
2003..........................................        105.500%
2004..........................................        103.667%
2005..........................................        101.833%
2006 and thereafter...........................        100.000%

    In addition, at any time prior to February 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the 1998 Notes with the net proceeds of one or more sales of common equity at a redemption price of 111.0%, plus accrued and unpaid interest, if any, to the redemption date; PROVIDED that at least $195.0 million aggregate principal amount of 1998 Notes remains outstanding after each such redemption.

    RANKING

    The indebtedness evidenced by the 1998 Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of the Company (including the 1997 Notes) and senior in right of payment to all existing and future subordinated indebtedness of the Company.

    COVENANTS

    The 1998 Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and lease-back transaction, sell assets, enter into certain transactions with affiliates or engage in merger transactions. There are significant "carve-outs" and exceptions to these covenants. In addition, the 1998 Indenture permits the Company's subsidiaries to be deemed unrestricted subsidiaries under certain circumstances and thus not subject to the restrictions of the 1998 Indenture.

    REPURCHASE OF 1998 NOTES UPON A CHANGE IN CONTROL

    If there is a Change in Control (as defined in the 1998 Indenture) the Company must offer to purchase for cash all 1998 Notes for 101% of the outstanding principal amount, plus accrued interest.

    EVENTS OF DEFAULT

    The 1998 Indenture contains standard events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the 1998 Indenture, (iii) cross defaults on more than $5.0 million of other indebtedness, (iv) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise and (v) the bankruptcy of the Company or certain of its subsidiaries.

THE 1997 UNIT OFFERING

    In connection with the 1997 Unit Offering, the Company issued $155.0 million of 13 1/2% Senior Notes due 2007 pursuant to an Indenture among the Company and The Bank of New York, as trustee. The terms of the 1997 Notes are substantially similar to those of the 1998 Notes. See "--The 1998 Debt Offering."

    PRINCIPAL, MATURITY AND INTEREST

    The 1997 Notes are unsecured unsubordinated obligations of the Company, and mature on July 15, 2007. Interest on the 1997 Notes accrues at the rate of 13 1/2% per annum payable on January 15 and July 15 of each year. The Company purchased certain securities which were pledged as security for the payment of interest on the principal of the 1997 Notes. Proceeds from these securities are being used by the Company to make interest payments on the 1997 Notes through July 15, 2000.

    OPTIONAL REDEMPTION

    The 1997 Notes will be redeemable, at the Company's option, on or after July 15, 2002, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, if redeemed during the 12-month period commencing July 15 of the years set forth below:

YEAR                                            REDEMPTION PRICE
----------------------------------------------  ----------------
2002..........................................        106.750%
2003..........................................        103.375%
2004 and thereafter...........................        100.000%

    In addition, at any time prior to July 15, 2000, the Company may redeem up to 35% of the aggregate principal amount of the 1997 Notes with the net proceeds of one or more sales of common equity at a redemption price of 113.50%, plus accrued and unpaid interest, if any, to the redemption date; PROVIDED that at least $100.0 million aggregate principal amount of 1997 Notes remains outstanding after each such redemption.

    RANKING

    The indebtedness evidenced by the 1997 Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of the Company (including the 1998 Notes) and senior in right of payment to all existing and future subordinated indebtedness of the Company.

    COVENANTS

    The 1997 Indenture restricts, on substantially the same terms as the 1998 Indenture, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and lease-back transaction, sell assets, enter into certain transactions with affiliates or engage in merger transactions. There are significant "carve-outs" and exceptions to these covenants. In addition, the 1997 Indenture permits, under the same circumstances as the 1998 Indenture, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the 1997 Indenture.

    REPURCHASE OF 1997 NOTES UPON A CHANGE IN CONTROL

    If there is a Change in Control (as defined in the 1997 Indenture), the Company must offer to purchase for cash all 1997 Notes for 101% of the outstanding principal amount, plus accrued interest.

    EVENTS OF DEFAULT

    The 1997 Indenture contains standard events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the 1997 Indenture, (iii) cross defaults on more than $5.0 million of other indebtedness, (iv) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise and (v) the bankruptcy of the Company or certain of its subsidiaries. The events of default contained in the 1997 Indenture are the same as those contained in the 1998 Indenture.

NTFC VENDOR FINANCING

    On May 28, 1996, the Company entered into a credit facility with NTFC, which has been amended and increased as to amount on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (such credit facility, as amended and restated, is referred to herein as the "NTFC Facility"). The NTFC Facility provides for borrowings by the Company and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. As of December 31, 1998, the aggregate amount outstanding under all tranches of the NTFC Facility was $21.1 million. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, (an interest rate of 8.90% as of January 1, 1999), subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC.

    The NTFC Facility permits the incurrence of indebtedness (including contingent obligations), the creation of liens and transactions with affiliates on substantially the same terms as the 1998 Indenture.

    The NTFC Agreement prohibits the Company from making any distribution or any redemption of capital stock, directly or indirectly, other than nominal payments in lieu of the issuance of fractional shares upon an exercise of options, warrants or similar agreements or conversion rights and other than any repurchase of Warrants in connection with a repurchase offer by the Company. Except in connection with certain transactions with affiliates not involving a change of control, the Company may not enter into or become the subject of, any merger, acquisition of consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, transfer or otherwise dispose of all or any substantial part of its business or assets.

    In addition, the Company may not enter into any new business or make any material change in any of its business objectives, purpose and operations from those related to the telecommunications industry.

    Pursuant to the NTFC Agreement, the Company may not cease to employ Alfred West (other than by reason of his death or disability) or suffer to exist any material competition by any of Alfred West, Steven West or Gary Bondi, with the business now or hereafter conducted by the Company.

    The NTFC Facility requires the Company to maintain a Debt Service Coverage Ratio (as defined therein) for each quarter through December 31, 1999 of not less than 1.10 to 1.00 and for each fiscal quarter thereafter of not less than
1.25 to 1.00. In addition, the Company must maintain specified minimum cash balances (certain related business investments and acquisitions qualify as cash for the foregoing purposes). The Company also must have EBITDA (as defined in the NTFC Facility) of not less than: $3,000,000 for the fiscal year ending December 31, 1999; $10,000,000 for the fiscal year ending December 31, 2000; and $10,000,000 for the fiscal year ending December 31, 2000.

    Borrowings from NTFC are secured by the equipment purchased therewith and general intangibles and intangible property that is associated with such equipment.

RELATED PARTY LOANS

    In addition to the indebtedness described above, see "Certain Transactions" for a description of certain other indebtedness of the Company.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the common stock as of January 28, 1999, and as adjusted to reflect the sale by the Company of the shares of common stock offered hereby, by (i) each person known by the Company to beneficially own more than 5% of the Company's voting securities, (ii) each of the Company's directors, (iii) each of the Current Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

                                                     SHARES BENEFICIALLY OWNED       SHARES BENEFICIALLY OWNED
                                                      PRIOR TO OFFERING(1)(2)          AFTER THE OFFERING(1)
                                                   ------------------------------  ------------------------------
NAME OF BENEFICIAL OWNER                               NUMBER         PERCENT          NUMBER         PERCENT
-------------------------------------------------  --------------  --------------  --------------  --------------
Alfred West......................................              (3)
Steven West......................................              (4)
Gary Bondi.......................................              (5)
Princes Gate Investors II, L.P.
  c/o Morgan Stanley & Co. Incorporated
  1585 Broadway New York, New York 10036.........              (6)
Kevin A. Alward..................................              (7)
Abe Grohman......................................
Alan L. Levy.....................................
Stephen R. Munger................................        --
Richard L. Shorten, Jr...........................
Philip J. Storin.................................
All Directors and Executive Officers as a Group
  (9 persons)....................................

------------------------

*   Less than one percent.

(1) Except where otherwise indicated, the Company believes that all persons listed in the table, based on information provided by such persons, have sole voting and dispositive power over the securities beneficially owned by them, subject to community property laws, where applicable. For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that such person has the right to acquire within 60 days from January 28, 1999. Shares which a person does not have the right to acquire within 60 days from January 28, 1999 are not reflected in this table. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security that such person has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, the address of each person listed in the table is c/o Destia, 95 Rte. 17, Paramus, NJ 07652.

(2) Determined on an as-converted basis, assuming the conversion of all issued and outstanding shares of Series A Preferred Stock into common stock. Each
    share of Series A Preferred Stock is convertible into    shares of common
    stock, or a total of   shares of common stock. All of the shares of Series A
    Preferred Stock will be converted into common stock upon consummation of this offering.

(3) Includes        shares held by AT Econ Ltd. Partnership and     held by AT
    Econ Ltd. Partnership No. 2.

(4) Includes        shares held by SS Econ Ltd. Partnership and        shares
    held by SS Econ Ltd. Partnership No. 2.

(5) Includes        shares held by GS Econ Ltd. Partnership.

(6) Includes        shares of Series A Preferred Stock, which were convertible
    into     shares of common stock that are owned by affiliates of Princes
    Gate, over which Princes Gate has sole voting power.

(7) Includes     shares held by Kevin Alward,     shares held by Alward
    Investment Associates LLC and     shares held by Kevin and Belinda Alward
    Grantor Retained Annuity Trust. The remainder includes shares issuable upon the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE COMPANY'S CAPITAL STOCK DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY, THE CERTIFICATE OF INCORPORATION AND BYLAWS AND BY THE PROVISIONS OF APPLICABLE LAW. COPIES OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

GENERAL

    On the closing of this offering, the authorized capital stock of the Company
will consist of       shares of voting common stock,       shares of non-voting
common stock,       shares of Series A Preferred Stock and       shares of
preferred stock without designation. Simultaneously with the closing of this offering, all of the outstanding shares of Series A Preferred Stock will be converted into common stock. The Company presently does not intend to issue additional shares of preferred stock.

COMMON STOCK

    Upon the consummation of this offering, there will be       shares of voting
common stock (referred to herein as "common stock" or "voting common stock") outstanding (assuming no exercise of outstanding options or warrants). In
addition, there will be       shares of non-voting common stock outstanding. All
outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

    The holders of voting common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of non-voting common stock do not have voting rights, except to the extent required by law. Except as indicated below, the other terms of the voting common stock and non-voting common stock are the same.

    Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of voting common stock and non-voting common stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors. The Company does not intend to, and is currently not permitted to, pay any dividends. See "Dividend Policy." In the event of the liquidation, dissolution or winding-up of the Company, the holders of voting common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The voting common stock and non-voting common stock have no preemptive or conversion rights or other subscription rights, except that the non-voting common stock is convertible into voting common stock upon the consummation of the offering. There are no redemption or sinking fund provisions applicable to the common stock or non-voting common stock.

PREFERRED STOCK

    The Board of Directors has the authority to issue up to    preferred stock
in one or more series and to fix rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of shares of preferred stock (and the Board's ability to do so) may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW THAT MAY
  HAVE AN ANTI-TAKEOVER EFFECT

    CERTIFICATE OF INCORPORATION AND BYLAWS. Certain provisions in the Company's Amended and Restated Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

    The Company's Amended and Restated Certificate of Incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors of the Company will be fixed as specified in the Bylaws. The Bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under
specified circumstances, the number of directors will be fixed at       unless
the Board of Directors, by vote of a majority of the directors, votes that such number shall be increased or decreased. In addition, the Amended and Restated Certificate of Incorporation and Bylaws provide that, subject to any rights of holders of preferred stock, and unless the Company's Board of Directors otherwise determines, any vacancies may be filled by the affirmative vote of a majority of the remaining members of the Board, though less than a quorum, or by a sole remaining director, and except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

    The Company's Bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company at its principal executive offices not less than 120 days prior to the first anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Company's Amended and Restated Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called only by certain specified officers of the Company or by any such officer at the request in writing of the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Company's Amended and Restated Certificate of Incorporation will provide that any action required or permitted to be taken by stockholders may not be effected by written consent unless unanimous.

    The foregoing provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Anti-Takeover Provisions."

    DELAWARE TAKEOVER STATUTE. The Company is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    SHAREHOLDER RIGHTS PLAN. The following summary of certain provisions of the Company's Shareholder Rights Plan and the Shareholders' Right Agreement (the
"Rights Agreement"), dated as of             , 1999 between the Company and
       does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the form of Rights Certificate attached thereto, which is an exhibit to the registration statement. The Rights Agreement contains provisions that could make it more difficult for a third party to gain control of the Company and that could have the effect of delaying or preventing a merger, tender offer or other takeover attempt to the Company.
In             , 1999, the Board of Directors of the Company declared a dividend
of     purchase rights (each, a "Right") for each share of the Company's common
stock outstanding as        . Each Right entitles its holder to purchase from
the Company, until the earlier of        , or the redemption of the Right,
shares of common stock at an exercise price of $        per right, subject to
certain adjustments or, under certain circumstances, to obtain additional shares of common stock of the Company in exchange for each Right. The Right will not be exercisable or transferable apart from common stock of the Company until the earlier of 10 days following the public announcement that a person or affiliated group has acquired or obtained the right to acquire 20% or more of the outstanding common stock of the Company; or 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the ownership by a person or group of 20% or more of the outstanding common stock of the Company. The Board of Directors of the Company may redeem the Rights at a price $.01 per Right at any time prior to the acquisition by a person of 20% or more of the outstanding common stock of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    On completion of this offering, the Company will have       shares of common
stock outstanding. Of this amount, the shares offered hereby will be available for immediate sale in the public market as of the date of this prospectus. An
additional       shares of common stock are issuable upon the exercise of
outstanding options under the Company's Incentive Plan at a weighted average
exercise price of $      . Of this amount,       shares are presently
exercisable and       are subject to the satisfaction of vesting criteria. In
addition,       shares of common stock are issuable upon the exercise of the
Warrants at $0.01 per share. The Warrants expire on June 30, 2007.

    In addition, after the offering, the Company believes that it will have greater flexibility in consummating acquisitions and/or strategic alliances and may use shares of its common stock as an alternative form of consideration in such transactions.

    The Company, its directors and executive officers, have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any common stock without the prior consent of Morgan Stanley for a period of 180 days from the date of this prospectus (the "180-day Lockup Period").
Approximately       additional shares will be available for sale following the expiration of the 180-day Lockup Period.

    The outstanding shares of common stock not issued in connection with this offering are available for sale in the public market, subject to the 180-day Lockup Period and compliance with the requirements of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (i) 1% of the
then outstanding shares of common stock (approximately       shares immediately
after the offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the foregoing volume limitations. Persons deemed to be affiliates must always sell pursuant to the volume limitations under Rule 144, even after the applicable holding periods have been satisfied. The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the common stock of the Company, the personal circumstances of the sellers and other factors.

    The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the Company's Incentive Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. The Company intends to register these shares on Form S-8, along with options that have not yet been issued under the Company's Incentive Plan as of the date of this prospectus but may in the future be issued under the Incentive Plan.

    The holders of the Series A Preferred Stock are entitled to certain registration rights with respect to the shares of common stock issuable upon the conversion of the Series A Preferred Stock (the "Registrable Shares"). If the Company proposes to register any of its securities under the Securities Act, the holders of the Registrable Shares will be entitled to notice thereof, and subject to certain restrictions, to include their Registrable Shares in such registration. In addition, immediately following the consummation of this offering, holders of at least 25% of the outstanding Registrable Shares may make up to two demands of the Company to file a registration statement under the Securities Act, subject to certain conditions and limitations and provided that
(i) in the discretion of the lead underwriter of the immediately prior offering, no demand may be made within 180 days after the effective date of a prior demand registration and (ii) no two such demands may be made within any twelve month period.

    If the Company proposes to file a Registration Statement with the Commission with respect to an offering of any shares of common stock (or other securities issuable upon exercise of the Warrants) for cash (other than an offering registered solely on Form S-4 or S-8 or any successor form thereto) and other than the initial public offering of shares of common stock (or other securities issuable upon exercise of the Warrants) if no shareholder of the Company participates therein, then all the holders of the Warrants shall have the right within 20 days after delivery of notice by the Company, subject to certain conditions and limitations, to request in writing that the Company include all or a portion of the shares of common stock issued or issuable upon exercise of such holder's Warrants in such registration statement, to the extent that such shares of common stock are subject to restrictions on transfer.

    Mr. Levy has been granted options to purchase           shares of common
stock,           of which are subject to the satisfaction of vesting criteria.
Pursuant to the Underwriting Agreement, Mr. Levy has agreed not to sell any shares of common stock without the prior consent of Morgan Stanley during the 180-day Lockup Period.

    Sales of a substantial number of shares of common stock after the offering could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. See "Risk Factors--Potential Effect of Shares Becoming Available for Sale."

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to such Non-U.S. Holders in light of their particular circumstances (such as certain tax consequences applicable to pass-through entities) and does not deal with foreign, state and local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder ("Treasury Regulations") and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) with respect to any current calendar year if (i) the individual was present in the United States on at least 31 days during such year and (ii) the sum of the number of days on which such individual was present in the U.S. during the current year, one-third of the number of such days during the first preceding year, and one-sixth of the number of days during the second preceding year, equals or exceeds 183 days. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

    EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.

DIVIDENDS

    The Company does not intend to, and currently is not permitted to, pay any dividends. See "Dividend Policy." In the event that dividends are paid on shares of common stock, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% (or lower applicable treaty rate).

    In the event that the Company is permitted to and decides to pay dividends at some future date, Non-U.S. Holders generally will be required to (i) in the case of dividends effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder, supply an Internal Revenue Service ("IRS") form to the withholding agent on which such holder provides its U.S. tax identification number and (ii) otherwise, comply with IRS certification procedures to obtain the benefits of a reduced rate of U.S. withholding tax under an applicable income treaty.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is an individual who is subject to tax pursuant to certain provisions of the Code applicable to U.S. expatriates or (iv) the Company is or has been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes and, in the event that the common stock is considered "regularly traded," the Non-U.S. Holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the common stock. The Company believes it is not and does not anticipate becoming a USRPHC for U.S. federal income tax purposes. However, because the determination of USRPHC status is based upon the composition of the assets of the Company from time to time, there can be no assurance that the Company will not become a USRPHC.

    An individual Non-U.S. Holder who has gain that is described in clause (i) above will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates and will not be subject to the withholding tax. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses.

    If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends, if any, paid to such holder and the tax, if any, withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or certain other agreements.

    Backup withholding at a 31% rate generally will not apply to dividends paid prior to January 1, 2000 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). A Non-U.S. Holder will generally be subject to backup withholding with respect to dividends paid after December 31, 1999 unless applicable IRS certification requirements (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied.

    Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States or, effective after December 31, 1999, another U.S.-related person described in Section 1.6049-5(c)(5) of the Treasury Regulations, such payments will be subject to information reporting (but not backup withholding), unless
(i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Lehman Brothers Inc. are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited and Lehman Brothers International (Europe) are acting as international representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of our common stock set forth opposite the names of such underwriters below:

                                                                                     NUMBER OF
NAME                                                                                  SHARES
----------------------------------------------------------------------------------  -----------
U.S. underwriters:
  Morgan Stanley & Co. Incorporated...............................................
  Credit Suisse First Boston Corporation..........................................
  Lehman Brothers Inc.............................................................
                                                                                    -----------
      Subtotal....................................................................
                                                                                    -----------

International underwriters:
  Morgan Stanley & Co. International Limited......................................
  Credit Suisse First Boston (Europe) Limited.....................................
  Lehman Brothers International (Europe)..........................................
                                                                                    -----------
      Subtotal....................................................................
                                                                                    -----------
        Total.....................................................................
                                                                                    -----------
                                                                                    -----------

    The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the U.S. underwriters' over-allotment option described below) if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions:

    - it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein); and

    - it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside of the United States or Canada or to anyone other than a United States or Canadian person.

    Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that, with certain exceptions:

    - it is not purchasing any shares for the account of any United States or Canadian person; and

    - it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.

    With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States" or "Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of common stock to be purchased by the underwriters under the Underwriting Agreement are referred to herein as the "shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that:

    - it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registrations requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $      a share under the public offering price. Any underwriter
may allow, and such dealers may reallow, a concession not in excess of $ a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public for this offering
would be $     , the total underwriters' discounts and commissions would be
$     and total proceeds to the Company would be $      .

    The underwriters have informed the Company that each principal underwriter in this offering may, subject to the approval of Morgan Stanley & Co. Incorporated, sell to discretionary accounts over which such principal underwriter exercises discretionary authority. The underwriters have further informed the Company that they estimate that such sales will not exceed in the aggregate five percent of the total number of shares of common stock offered by them.

    The common stock has been approved for quotation, subject to official notice of issuance, on the NASDAQ National Market under the symbol "DEST."

    At the request of the Company, the underwriters will reserve up to shares of common stock to be issued by the Company and offered hereby for sale, at the initial offering price, to directors, officers, employees of the Company and others, who will agree to hold their shares for at least 180 days after the date of this prospectus. This directed share program will be administered by Morgan Stanley & Co. Incorporated. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Each of the Company and certain directors and executive officers of the Company and Princes Gate has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described in the previous paragraph do not apply to:

    - the sale of shares to the underwriters;

    - the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

    - transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering.

    In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may agree to sell (or allot) more
shares than the      shares of common stock the Company has agreed to sell to
them. This over-allotment would create a short position in the common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to the Company.

    The Company and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

TRANSACTIONS WITH MORGAN STANLEY

    INVESTMENT BY PRINCES GATE

    On November 1, 1996, Princes Gate purchased 140,000 shares of Series A Preferred Stock for a purchase price of $14.0 million, less $560,000 in fees.
The Series A Preferred Stock is convertible into             shares of common
stock. The Series A Preferred Stock will be converted into common stock upon the closing of this offering (the shares of Series A Preferred Stock so converted are referred to herein as the "Conversion Shares").

    SECURITYHOLDERS AGREEMENT

    Mr. Alfred West, the Company and Princes Gate entered into a Securityholders Agreement in connection with Princes Gate's investment in the Company (the "Securityholders Agreement). This agreement will survive the closing of this offering and will apply to the Conversion Shares. Certain terms of the Securityholders Agreement are discussed below.

    REGISTRATION RIGHTS. Holders of the Conversion Shares have certain "piggy-back" registration rights. Following this offering, holders of at least 25% of the outstanding Registrable Shares may make up to two demands of the Company to file a registration statement under the Securities Act, subject to certain conditions and limitations.

    PARTICIPATION IN SALES BY MR. ALFRED WEST. Holders of the Conversion Shares have the right to participate on a pro rata basis in sales of common stock by Mr. West on the same terms and conditions as Mr. West. Under certain circumstances, Mr. West has a right to require such persons to transfer their shares on a pro rata basis on the same terms and conditions as Mr. West.

    BRIDGE FUNDING BY MORGAN STANLEY GROUP

    In April 1997, Morgan Stanley Group Inc. ("Morgan Stanley Group"), an affiliate of the lead underwriter in this offering and Princes Gate, agreed to purchase from the Company up to $15.0 million of Bridge Notes. Bridge Notes totaling $7.0 million were issued under the Note Purchase Agreement. The net proceeds from the Bridge Notes sold by the Company were $6.6 million and were used to fund equipment and other capital expenditures and operations. All of the outstanding Bridge Notes ($7.0 million) have been paid. Morgan Stanley received customary fees in connection with the Bridge Notes.

    In connection with the Note Purchase Agreement, the Company granted Morgan Stanley Group and its affiliates the right to act as sole underwriter or placement agent in connection with the 1997 Unit Offering and to act as lead underwriter in the Company's initial public offering.

    LOAN TO MR. ALFRED WEST

    In October 1997, Morgan Stanley, through its Private Wealth Management division, provided Mr. Alfred West with a $3.0 million line of credit which is collateralized with 2.7 million common shares. There is a balance of $2.0 million outstanding on the line of credit which is payable upon demand by Morgan Stanley.

PRICING OF THE OFFERING

    Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the Company and the U.S. representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, revenues, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-revenue ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed on for the Company by Schulte Roth & Zabel LLP New York, New York. Certain legal matters in connection with the offering will be passed on for the underwriters by Shearman & Sterling New York, New York.

                                    EXPERTS

    Arthur Andersen LLP, independent public accountants, have audited the Company's consolidated financial statements for 1996 and 1997, as set forth in their report, which is included in this prospectus. The Company's consolidated financial statements are included in this prospectus in reliance on their report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Act, and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Upon approval of the common stock for quotation on the Nasdaq National Market, such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document to which this prospectus refers are not necessarily complete. Each such statement is qualified in all respects to any underlying contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

    The Company intends to provide its stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm.

                          DESTIA COMMUNICATIONS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................        F-2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1996 AND 1997...............................................        F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997.................        F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND
  1997.....................................................................................................        F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997.................        F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997..............        F-7

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1997 (AUDITED) AND THE UNAUDITED PERIOD ENDING SEPTEMBER 30,
  1998.....................................................................................................       F-19

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE UNAUDITED THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30,
  1997 AND 1998............................................................................................       F-20

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE UNAUDITED NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND
  1998.....................................................................................................       F-21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE UNAUDITED PERIODS ENDED SEPTEMBER 30, 1997 AND 1998.....       F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
  Destia Communications, Inc. (formerly Econophone, Inc.):

    We have audited the accompanying consolidated balance sheets of Destia Communications, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Destia Communications, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule listed in the index to the financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

New York, New York
February 12, 1998

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                                                               DECEMBER 31,
                                                                                          -----------------------
                                                                                             1996        1997
                                                                                          ----------  -----------

                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................................................  $6,271,641  $67,201,901
  Accounts receivable, net of allowance for doubtful accounts of $761,372 and
    $1,593,531, respectively............................................................   7,946,042   16,796,253
  Prepaid expenses and other current assets.............................................     863,735    1,867,941
  Restricted cash and securities........................................................      --       10,462,500
                                                                                          ----------  -----------
      Total current assets..............................................................  15,081,418   96,328,595

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS net of accumulated depreciation and
  amortization of $1,643,151 and $3,689,550, respectively (Note 4)......................   6,242,472   23,216,765
Debt issuance costs.....................................................................      --        6,355,491
Other assets (Note 6)...................................................................   1,431,446    3,139,117
Restricted cash and securities..........................................................      --       48,964,970
                                                                                          ----------  -----------
      Total assets......................................................................  $22,755,336 $178,004,938
                                                                                          ----------  -----------
                                                                                          ----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable......................................................................  $5,190,086  $21,100,675
  Accrued expenses and other current liabilities........................................   6,188,847    5,355,975
  Interest accrued on Senior Notes......................................................      --       10,462,500
  Short-term borrowings (Note 8)........................................................   2,127,726      --
  Current maturities of long-term debt (Note 8).........................................     753,881    1,828,962
  Current maturities of obligations under capital lease (Note 14).......................     130,867      156,067
  Current maturities of notes payable--related party (Note 12)..........................       7,884      315,493
  Deferred revenue......................................................................     859,803    2,567,606
                                                                                          ----------  -----------
      Total current liabilities.........................................................  15,259,094   41,787,278

LONG-TERM DEBT (Note 8).................................................................   1,707,941    5,657,042
OBLIGATIONS UNDER CAPITAL LEASE (Note 14)...............................................     235,074      278,667
NOTES PAYABLE--RELATED PARTY (Note 12)..................................................     319,531      --
SENIOR NOTES............................................................................      --      149,680,000
SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 11)...............................  13,357,940   14,327,588
COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS' EQUITY (DEFICIT) (Note 10):
  Common stock--voting, par value $.0001; authorized 29,250,000 shares; 20,000,000
    shares issued and outstanding in 1995 and 1996......................................       2,000        2,000
  Non-Voting Common stock, par value $.0001; authorized 500,000 shares; no shares issued
    and outstanding.....................................................................      --          --
  Additional paid-in capital............................................................     481,870    6,081,870
  Cumulative translation adjustment.....................................................      --         (103,880)
  Retained earnings (deficit)...........................................................  (8,608,114) (39,705,627)
                                                                                          ----------  -----------
      Total stockholders' equity (deficit)..............................................  (8,124,244) (33,725,637)
                                                                                          ----------  -----------
      Total liabilities and stockholders' equity (deficit)..............................  $22,755,336 $178,004,938
                                                                                          ----------  -----------
                                                                                          ----------  -----------

   The accompanying notes are an integral part of these consolidated balance sheets.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                                -----------------------------------
                                                                                   1995        1996        1997
                                                                                ----------  ----------  -----------
REVENUES......................................................................  $27,490,490 $45,102,882 $83,002,625
COST OF SERVICES..............................................................  19,735,530  35,368,603   63,707,453
                                                                                ----------  ----------  -----------
      Gross profit............................................................   7,754,960   9,734,279   19,295,172
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..................................   7,087,735  16,833,779   37,897,940
DEPRECIATION AND AMORTIZATION.................................................     388,508   1,049,651    3,615,283
                                                                                ----------  ----------  -----------
      Income (loss) from operations...........................................     278,717  (8,149,151) (22,218,051)
OTHER INCOME..................................................................      31,425     106,580      101,926
FOREIGN CURRENCY EXCHANGE GAIN (LOSS), net....................................     (41,097)     26,649     (264,521)
INTEREST EXPENSE, net.........................................................    (147,826)   (295,677)  (7,747,219)
                                                                                ----------  ----------  -----------
      Net income (loss).......................................................  $  121,219  $(8,311,599) $(30,127,865)
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------
BASIC EARNINGS (LOSS) PER SHARE (Note 2)......................................  $      .01  $    (0.43) $     (1.55)
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------
PRO FORMA INFORMATION (Note 2):
  Income before pro forma provision for income taxes..........................  $  121,219
  Pro forma provision for income taxes........................................      41,214
                                                                                ----------
      Pro forma net income....................................................  $   80,005
                                                                                ----------
                                                                                ----------
PRO FORMA NET INCOME PER SHARE................................................  $      .00
                                                                                ----------
                                                                                ----------
WEIGHTED AVERAGE NUMBER OF BASIC COMMON SHARES OUTSTANDING (Note 2)...........  20,000,000  20,000,000   20,000,000
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                                      RETAINED
                                                    COMMON STOCK        ADDITIONAL    EARNINGS    CUMULATIVE
                                               -----------------------   PAID-IN    (ACCUMULATED  TRANSLATION
                                                 SHARES      AMOUNT      CAPITAL      DEFICIT)    ADJUSTMENT      TOTAL
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1994...................  20,000,000   $   2,000   $  391,883   $  694,217    $      --   $  1,088,100
Net income...................................          --          --           --      121,219           --        121,219
Distribution of S Corporation Earnings.......          --          --           --     (499,301)          --       (499,301)
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1995...................  20,000,000       2,000      391,883      316,135           --        710,018
Distribution of S corporation earnings.......          --          --           --     (316,135)          --       (316,135)
Contribution of capital to C corporation.....          --          --       89,987           --           --         89,987
Net loss.....................................          --          --           --   (8,311,599)          --     (8,311,599)
Accretion of preferred stock.................          --          --           --      (15,115)          --        (15,115)
Dividends on preferred stock.................          --          --           --     (281,400)          --       (281,400)
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1996...................  20,000,000       2,000      481,870   (8,608,114)          --     (8,124,244)
Net loss.....................................          --          --           --  (30,127,865)          --    (30,127,865)
Warrants.....................................          --          --    5,600,000           --           --      5,600,000
Accretion of preferred stock.................          --          --           --      (91,054)          --        (91,054)
Dividends on preferred stock.................          --          --           --     (878,594)          --       (878,594)
Cumulative translation adjustment............          --          --           --           --     (103,880)      (103,880)
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1997...................  20,000,000   $   2,000   $6,081,870  ($39,705,627)  $(103,880)  ($33,725,637)
                                               ----------  -----------  ----------  ------------  -----------  ------------
                                               ----------  -----------  ----------  ------------  -----------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        FOR THE YEARS ENDED
                                                                                           DECEMBER 31,
                                                                                -----------------------------------
                                                                                   1995        1996        1997
                                                                                ----------  ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...........................................................  $  121,219  $(8,311,599) $(30,127,865)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
    Depreciation and amortization.............................................     388,508   1,049,651    3,615,283
    Provision for doubtful accounts...........................................     721,215     290,762      832,159
    Accreted interest expense.................................................      --          --          280,000
  Changes in assets and liabilities:
    Increase in accounts receivable...........................................  (5,694,774)   (887,670)  (9,682,370)
    Increase in prepaid expenses and other current assets.....................    (189,879)   (350,500)  (1,004,206)
    Increase in other assets..................................................      --      (1,514,284)  (3,276,550)
    Increase in accounts payable, accrued expenses and other current
      liabilities.............................................................   6,196,439   3,351,953   14,973,832
    Increase in interest accrued on senior notes..............................      --          --       10,462,500
    Increase in deferred revenue..............................................     494,409     365,394    1,707,803
                                                                                ----------  ----------  -----------
      Net cash provided by (used in) operating activities.....................   2,037,137  (6,006,293) (12,219,414)
                                                                                ----------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.........................................  (1,206,077) (4,246,997) (13,266,837)
                                                                                ----------  ----------  -----------
      Net cash used in investing activities...................................  (1,206,077) (4,246,997) (13,266,837)
                                                                                ----------  ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of preferred stock...................................      --      13,061,425      --
  Proceeds from line of credit................................................   1,760,000     800,000      --
  Repayment of line of credit.................................................  (1,860,000) (1,000,000)     --
  Proceeds from short term borrowing..........................................      --       5,436,582      --
  Repayments of short-term borrowings.........................................      --      (3,308,855)  (2,127,726)
  Proceeds from long-term debt................................................      --       2,232,195      --
  Repayments of long-term debt................................................    (116,400)   (447,910)    (428,268)
  Repayments of notes payable--related party..................................      (9,383)    (10,636)     (11,922)
  Repayments of capital leases................................................     (85,379)   (117,844)    (232,612)
  Dividends paid..............................................................    (499,301)   (226,148)     --
  Proceeds from senior notes..................................................      --          --      149,400,000
  Proceeds from warrants......................................................      --          --        5,600,000
  Payment of debt issuance cost...............................................      --          --       (6,355,491)
  Proceeds from bridge loan...................................................      --          --        7,000,000
  Repayments of bridge loan...................................................      --          --       (7,000,000)
                                                                                ----------  ----------  -----------
      Net cash provided by (used in) financing activities.....................    (810,463) 16,418,809  145,843,981
                                                                                ----------  ----------  -----------
  Increase in cash and cash equivalents, (including restricted cash and
    securities)...............................................................      20,597   6,165,519  120,357,730
  Cash and cash equivalents, beginning of period..............................      85,525     106,122    6,271,641
                                                                                ----------  ----------  -----------
  Cash and cash equivalents, end of period (including restricted cash and securities)...............................................................  $  106,122  $6,271,641  $126,629,371
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest..................................................................  $  193,455  $  210,280  $   504,981
    Income Taxes..............................................................     193,554      --          --

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
  Accretion of preferred stock................................................  $   --      $   15,115  $    91,054
  Accrued dividends on preferred stock........................................      --         281,400      878,594
  Capital leases entered into.................................................     471,000     423,000    5,753,855

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1997

1. NATURE OF BUSINESS

    Destia Communications Inc. (formerly Econophone Inc.) ("Destia") is a rapidly growing switch-based provider of long-distance telecommunications services in selected major U.S. and western European markets. Destia's customer base consists primarily of residential customers, small- and medium-sized businesses and other telecommunications carriers. In the United States and the United Kingdom, Destia provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Destia provides principally international long distance, calling card and prepaid services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Destia and its wholly owned subsidiaries, its 70% owned subsidiary, Telco Global Communications Ltd. (England) and its 72% owned subsidiary, Econophone Services GmbH (Switzerland) (collectively, the "Company"). The full amount of the net loss for the year ended December 31, 1997 for Telco Global Communications Ltd. and Econophone Services GmbH have been recorded in the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company records revenue based on minutes of service provided. Deferred revenue consists of unused minutes on prepaid calling cards.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

PROPERTY AND EQUIPMENT

    Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets, which range from three to fifteen years. Beginning July 1996, the Company adjusted the useful lives of equipment to be more reflective of their actual usefulness. The change in estimate was accounted for on a going forward basis. The impact to the 1996 results of operations was not material. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the lease term or estimated useful lives of the improvements.

INTERNAL-USE SOFTWARE

    The Company capitalizes certain software development costs for internal use. For the year ended December 31, 1997, the Company incurred approximately $897,000 of such costs and has included them in Other Assets. The capitalized software development costs are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a straight-line basis over the estimated useful life, generally two years. Such costs were immaterial, prior to 1997.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LONG-LIVED ASSETS

    The Company's policy is to record long-lived assets at cost. In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. At December 31, 1996, the adoption of SFAS 121 did not have a material effect on the Company. The Company amortizes these costs over the expected useful life of the related asset.

INCOME TAXES

    Prior to 1996, the Company was an S Corporation for federal and state income tax purposes and, as a result, the earnings of the Company were taxable directly to the shareholders. During 1996, the Company changed its tax status to a C Corporation.

    In the accompanying financial statements, pro forma income taxes have been provided for at the expected effective rate as if the Company was a C Corporation for the year ended December 31, 1995.

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries since such earnings are currently expected to be permanently reinvested outside the United States.

STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation awards to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options awarded to employees and directors is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee or director must pay to acquire the stock.

    The Company accounts for stock-based compensation awards to outside consultants and affiliates based on the fair value of such awards. Accordingly, compensation costs for stock option awards to outside consultants and affiliates is measured at the date of grant based on the fair value of the award using The Black-Scholes option pricing model (See Note 13).

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, Statement of Financial Accounting Standards (SFAS) No. 130--"Reporting Comprehensive Income" and SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase disclosure only and will have no impact on the Company's financial position or results of operations, upon adoption.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FOREIGN CURRENCY EXCHANGE

    The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of operations. Translation adjustments generally are reflected as foreign currency translation adjustments in the Statement of Stockholders' Equity and, accordingly, have no effect on net income. Foreign currency transaction adjustments are reflected in the Statements of Operations.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current year's presentation.

PER SHARE DATA

    During 1997, SFAS No. 128 "Earnings per Share" was issued and became effective for the Company's December 31, 1997 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share (EPS). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. Diluted EPS has not been presented since the inclusion of outstanding options would be antidilutive.

    The following is the reconciliation of net income (loss) per share as of December 31,

                                                       1995         1996            1997
                                                    ----------  -------------  --------------
Net income (loss).................................  $  121,219  ($  8,311,599) ($  30,127,865)
Less Dividends on Preferred Stock.................           0       (281,400)       (878,594)
                                                    ----------  -------------  --------------
Income (loss) available to common shareholders....  $  121,219  $  (8,592,999) $  (31,006,459)
                                                    ----------  -------------  --------------
                                                    ----------  -------------  --------------

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 ("SFAS No. 107") entitled "Disclosures About Fair Value of Financial Instruments," which requires entities to disclose information about the fair values of their financial instruments.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

LONG AND SHORT-TERM DEBT

    The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's long-term debt, including current portions, is determined based on market prices for similar debt instruments or on the current rates offered to the Company for debt with similar maturities.

    As of December 31, 1997, the fair value based upon quotes from securities dealers and carrying value of the Company's Senior Notes were $168,175,000 and $149,680,000 respectively.

FOREIGN EXCHANGE CONTRACTS

    The Company from time to time uses foreign exchange contracts relating to its receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations in British Pounds, Belgian

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

3. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
Francs and French Francs. The Company does not use derivative financial instruments for speculative purposes and, at December 31, 1996, the Company had no open foreign currency hedging positions. At December 31, 1997, the Company had $300,000 of open foreign currency hedging positions.

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements consist of the following:

                                                                           DECEMBER 31
                                                                   ---------------------------
                                                                       1996          1997
                                                                   ------------  -------------
Equipment........................................................  $  7,189,102  $  23,403,236
Computer software................................................       182,963      1,365,820
Furniture and fixture............................................       136,399        634,269
Leasehold improvements...........................................       377,159      1,502,990
                                                                   ------------  -------------
                                                                      7,885,623     26,906,315
Less-Accumulated depreciation and amortization...................    (1,643,151)    (3,689,550)
                                                                   ------------  -------------
      Property, equipment and leasehold improvements, net........  $  6,242,472  $  23,216,765
                                                                   ------------  -------------
                                                                   ------------  -------------

    Depreciation expense for the years ended December 31, 1996 and 1997, was $1,008,402 and $2,296,855, respectively.

5. TERRITORIAL RIGHTS

    In September 1994, the Company entered into a joint venture with Europhone International Ltd. ("EI") to jointly market Econophone's services in the United Kingdom. EI engaged in sales and marketing, while Econophone provided network support, billing and transmission services.

    In connection with the modification of the joint marketing arrangement which occured in June 1996, EI granted the Company the right to compete with them in exchange for forgiveness of the net receivable due to the Company of $2,000,000. The Company charged this to operations in 1996 as an expense of the joint venture.

6. OTHER ASSETS

    Other assets consist primarily of security deposits and software development costs.

7. FOREIGN OPERATIONS AND CONCENTRATIONS

FOREIGN OPERATIONS

    The Company's trade accounts receivable are subject to credit risk. Although diversified due to the large number of customers comprising the geographically dispersed customer base, the Company does not require collateral or other security to support its receivables. The Company's total sales, operating income

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

7. FOREIGN OPERATIONS AND CONCENTRATIONS (CONTINUED)
(before interest, foreign currency exchange and other income) and identifiable assets by geographical area for the years ended and as of December 31, 1995, 1996 and 1997 are as follows:

                                                          UNITED                       OTHER
                                          ENGLAND         STATES        BELGIUM        EUROPE      CONSOLIDATED
                                       -------------  --------------  ------------  ------------  --------------
1995
Revenues.............................  $  14,172,747  $    8,292,415  $  4,235,155  $    790,173  $   27,490,490
                                       -------------  --------------  ------------  ------------  --------------
                                       -------------  --------------  ------------  ------------  --------------
Operating income.....................  $     143,693  $       84,074  $     42,939  $      8,011  $      278,717
Corporate expenses...................                                                                   (157,498)
                                                                                                  --------------
                                                                                                  $      121,219
                                                                                                  --------------
                                                                                                  --------------
Account receivable...................  $   4,343,590  $      900,883  $  1,331,276  $    773,385  $    7,349,134
Other identifiable assets............             --       2,183,642       397,675            --       2,581,317
Corporate assets.....................                                                                    577,770
                                                                                                  --------------
                                                                                                  $   10,508,221
                                                                                                  --------------
                                                                                                  --------------
1996
Revenues.............................  $  15,477,308  $   18,185,110  $  9,037,967  $  2,402,497  $   45,102,882
                                       -------------  --------------  ------------  ------------  --------------
                                       -------------  --------------  ------------  ------------  --------------
Operating loss.......................  ($  2,472,933)    ($3,855,148)   (1,472,157)     (348,913)    ($8,149,151)
Corporate expenses...................                                                                   (162,448)
                                                                                                  --------------
                                                                                                     ($8,311,599)
                                                                                                  --------------
                                                                                                  --------------
Accounts receivable..................  $   2,282,951  $    3,718,158  $  1,487,965  $    456,968  $    7,946,042
Other identifiable assets............      1,423,097       4,001,405       847,181       200,789       6,472,472
Corporate assets.....................                                                                  8,336,822
                                                                                                  --------------
                                                                                                  $   22,755,336
                                                                                                  --------------
                                                                                                  --------------
1997
Revenues.............................  $  18,362,999  $   48,898,882  $  7,980,848  $  7,759,896  $   83,002,625
                                       -------------  --------------  ------------  ------------  --------------
                                       -------------  --------------  ------------  ------------  --------------
Operating loss.......................  ($  2,966,508) ($  18,213,064)    ($374,446)    ($664,033) ($  22,218,051)
Corporate expenses...................                                                                 (7,909,814)
                                                                                                  --------------
                                                                                                  ($  30,127,865)
                                                                                                  --------------
                                                                                                  --------------
Accounts receivable..................  $   5,252,202  $    9,034,226  $  1,250,317  $  1,259,508  $   16,796,253
Other identifiable assets............      6,731,185      16,514,567       462,682       405,331      24,113,765
Corporate assets.....................                                                                137,094,920
                                                                                                  --------------
                                                                                                  $  178,004,938
                                                                                                  --------------
                                                                                                  --------------

    Management does not anticipate incurring losses on its trade receivables in excess of established allowances based on factors surrounding the credit risk of specific customers and historical trends.

    The revenues of Europhone International accounted for $13.2 million or 48% in 1995 and $14.2 million or 32% in 1996. The relationship was terminated in December 1996.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

7. FOREIGN OPERATIONS AND CONCENTRATIONS (CONTINUED)

SUPPLIERS

    Sprint Communication, Inc. ("Sprint"), one of the Company's principal suppliers of telephone lines, has a recorded lien on all accounts receivable of the Company. This lien is subordinated to the debt owed to Israel Discount Bank of New York (Note 8). For the years ended December 31, 1996 and 1997, Sprint supplied approximately $9.4 million and $6.0 million respectively, of telephone line usage to the Company. In addition, Switch Services, Inc. ('SSI") supplied approximately $6.9 million of telephone line usage to the Company in 1997. These amounts have been included in cost of services.

8. BORROWINGS

    At December 31, 1997, the Company was obligated under the following debt agreements:

                                                   CURRENT       LONG-TERM         TOTAL
                                                 ------------  --------------  --------------
Long-term debt:
  NTFC note (a)................................  $  1,633,136  $    5,521,792  $    7,154,928
  Cable lines (b)..............................       195,826         135,250         331,076
  Senior notes (c).............................                   149,680,000     149,680,000
                                                 ------------  --------------  --------------
                                                 $  1,828,962  $  155,337,042  $  157,166,004
                                                 ------------  --------------  --------------
                                                 ------------  --------------  --------------

------------------------

(a) On May 28, 1996, Destia entered into a credit facility with NTFC, which has been amended and increased as to amount on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (such credit facility, as amended and restated, is referred to herein as the "NTFC Facility"). The NTFC Facility provides for borrowings by Destia and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to three tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. As of December 31, 1997, the aggregate amount outstanding under all tranches of the NTFC Facility was $7,154,928. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC.

   The NTFC Facility requires Destia to maintain a Debt Service Coverage Ratio for each quarter through December 31, 1999 of not less than 1.10 to 1.00 and for each fiscal quarter thereafter of not less than 1.25 to 1.00. In addition, Econophone must maintain specified minimum cash balances (certain related business investments and acquisitions qualify as cash for the foregoing purposes). Econophone also must have EBITDA (as defined in the NTFC Facility) of not less than: negative $5,500,000 for the fiscal year ending December 31, 1998; $3,000,000 for the fiscal year ending December 31, 1999; $10,000,000 for the fiscal year ending December 31, 2000; and $10,000,000 for the

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

8. BORROWINGS (CONTINUED)
    fiscal year ending December 31, 2001. Destia was in compliance with these covenants at December 31, 1997.

(b) The Company has six notes payable related to the purchase of cable lines. Three of these notes bear interest at 12%, and mature through September 1998. The remaining three notes bear interest at LIBOR plus 5%, and mature on June 30, 2001. These notes have quarterly principal and interest payments ranging from $5,849 to $30,291.

(c) The 1997 Unit Offering

   Destia completed on July 1, 1997 the Offering of 155,000 units (each a
    "Unit"), each Unit consisting of one 13 1/2% Senior Note due 2007 of Destia and one warrant (each a "Warrant") to purchase 8.167 shares of common stock of Destia (the "Common Stock"). The Units were sold for an aggregate purchase price of $155.0 million. On December 5, 1997, the Company consummated an offer to exchange the notes issued in the 1997 Unit Offering for $155.0 million of notes that had been registered under the Securities Act.

   The 1997 Notes are unsecured unsubordinated obligations of Destia, limited to $155.0 million aggregate principal amount at maturity, and mature on July 15, 2007. Interest on the 1997 Notes accrues at the rate of 13 1/2% per annum from the most recent interest payment date on which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date) on January 15 and July 15 of each year, commencing January 15, 1998. At the closing of the 1997 Unit Offering, Destia used $57.4 of the net proceeds of the 1997 Unit Offering to purchase the Pledged Securities, which were pledged as security for the payment of interest on the principal of the 1997 Notes. Proceeds from the Pledged Securities are being used by Destia to make interest payments on the 1997 Notes through July 15, 2000. The Pledged Securities are being held by a trustee pending disbursement.

    Maturities of other long-term debt over the next five years are as follows:

1998............................................................  $2,144,455
1999............................................................  1,689,280
2000............................................................  1,688,848
2001............................................................  1,499,620
2002............................................................    779,294
                                                                  ---------
Total...........................................................  $7,801,497
                                                                  ---------
                                                                  ---------

9. TAXES

    As a telephone carrier and reseller doing business in New York State, the Company is required to file annual telephone and transmission tax returns in accordance with New York State tax laws. These returns include taxes on net worth, gross sales and gross profit. In addition, each type of tax requires an additional tax surcharge. The Company also remits federal and state excise taxes and other state and local sales taxes. All of these taxes are included in general and administrative expenses.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

9. TAXES (CONTINUED)
    As of December 31, 1997, the Company had a net operating loss carryforward of approximately $36,000,000 which is available to reduce its future taxable income and expires at various dates through 2012. A valuation allowance of approximately $14,000,000 has been established against this amount due to the uncertainties surrounding the utilization of the carryforward.

    A value added tax "VAT" is a tax charged on goods and services that is designed to be borne by the ultimate end user of the goods and services. Pursuant to the Sixth European Commission (the "EC") VAT Directive adopted in 1977 (the "VAT Directive"), providers of telecommunications services in the European Union are liable for VAT in the EU member state where the provider of the services is established. The provider, in turn, charges VAT to its customers at the rate prevailing in the provider's country of establishment. To date, the collection of VAT by Destia does not appear to have a material adverse effect on its ability to attract or retain customers and the collection of VAT has not required Destia to reduce its prices to remain competitive.

    Destia's foreign subsidiaries file separate tax returns and provide for taxes accordingly.

10. STOCKHOLDERS' EQUITY (DEFICIT)

    On November 1, 1996, the Company's Articles of Incorporation were amended to change all of the authorized shares of Common Stock and Non-Voting Common Stock from no par value per share to $.0001 per value per share, to increase the number of shares of authorized Common Stock from 400 shares to 29,250,000 shares, to increase the number of authorized shares of Non-Voting Common Stock from 19,600 shares to 500,000 shares and to authorize the issuance of 250,000 shares of Preferred Stock (Note 11). Additionally, the Company effected a recapitalization whereby the outstanding shares of Common Stock were converted on a 73,125:1 basis.

    All information contained in the accompanying financial statements and footnotes has been retroactively restated to give effect to these transactions.

    Included within additional paid in capital, is $5.6 million attributable to the Warrants, which represents the portion of the issue price for the Units attributable to the fair value of the Warrants. Such amount has been recognized as a discount on the 1997 Notes and will be amortized over the term of the 1997 Notes. Each Warrant may be exercised for 8.167 shares of Common Stock at an exercise price of $.01 per share. The Warrants are exercisable for 1,265,885 shares of Common Stock, in the aggregate. The fair value of the shares issuable upon exercise of the Warrants was determined to be $4.43 per share based on an agreement between Destia and the Placement Agent in connection with the 1997 Unit Offering. Among the factors considered in making such determinations were the history of the prospects for the industry in which Destia competes, an assessment of Destia's management, the present operations of Destia, the historical results of operations of Destia and the trend of its revenues and earnings, the prospects for future earnings of Destia, the general condition of the securities markets at the time of the 1997 Unit Offering and the prices of similar securities of generally comparable companies. The Warrants expire on June 30, 2007.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

11. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On November 1, 1996, the Company entered into a Securities Purchase Agreement (the "Agreement") with Princes Gate Investors II, L.P., an affiliate of Morgan Stanley & Co., Incorporated, whereby it authorized and issued 140,000 shares of $.01 par value Redeemable Convertible Preferred Stock (the "Series A Preferred") for a purchase price of approximately $13,061,000, net of issuance costs. The stated redemption value on the preferred stock is $14,000,000 (or $100 per share). The Series A Preferred is senior to all other capital stock of the Company.

    The Series A Preferred accrued monthly cumulative dividends on each outstanding share at a rate of $1.00 per month. The accrued and unpaid dividends compound monthly at a rate of 12% per year. The dividends began to accrue and compound interest from the issuance date of the preferred stock and ceased to accrue on July 1, 1997, when the Senior Notes were issued.

    The mandatory redemption of the Series A Preferred is October 31, 2006. The redemption shall be in cash.

    Each holder of the Series A Preferred shall have the right, at the option of the holder, to convert any of its shares of Series A Preferred, into a number of fully paid and nonassessable whole shares of common stock. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into Common Stock of Destia. As of December 31, 1997, the shares of Series A Preferred Stock outstanding were convertible into 3,420,701 shares of Common Stock. The number of shares of Common Stock that each share of Series A Preferred Stock is convertible into is equal to the number of shares of Common Stock outstanding on November 1, 1996 (on a fully diluted basis), which was 22,564,000, multiplied by a fraction (i) the numerator of which is equal to the stated value with respect to the shares of Series A Preferred Stock being so converted, plus any dividends accrued thereon, and (ii) the denominator of which is equal to $100.0 million plus the number of dollars received by Destia since November 1, 1996 from the exercise of specified options or warrants.

12. RELATED PARTY TRANSACTIONS

    The Company has notes payable at December 31, 1996 and 1997 due to various related parties. These notes are unsecured, and accrue interest at annual rates ranging from 9% to 18%. One note is a demand obligation while the others have maturities which range through November 15, 1998.

    The Company has a non-interest bearing note receivable at December 31, 1997 for approximately $215,000 from a related party.

    The brother-in-law of Alfred West owns a 28% interest in Destia's Swiss subsidiary, Econophone Services GmbH.

13. STOCK-BASED COMPENSATION PLANS

    On October 31, 1996, the Board of Directors adopted the Destia, Inc. 1996 Flexible Incentive Plan (the "1996 Plan") and an Incentive Stock Option Agreement with the Chief Operating and Financial Officer of the Company. The Company accounts for awards granted to employees and directors under APB No. 25, under which no compensation cost has been recognized for stock options granted. Had

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

13. STOCK-BASED COMPENSATION PLANS (CONTINUED) compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                              1996            1997
                          -------------  ---------------
    Net Loss:
      Available to        $  (8,592,999) $   (31,006,459)
      Common
      Shareholders
      Pro Forma              (9,088,001)     (31,797,731)
    Basic EPS:
      As Reported         $        (.43) $         (1.55)
      Pro Forma                    (.45)           (1.59)

    The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as additional awards in future years are anticipated.

    During 1996, under the 1996 Plan, the Company granted 10,000 options to outside consultants. All transactions with individuals other than those considered employees, as set forth within the scope of APB No. 25, must be accounted for under the provisions of SFAS No. 123. Under SFAS No. 123, the fair value of the options granted to the consultants as of the date of grant using the Black-Scholes pricing model is $8,936. The NQSOs (as hereinafter defined) were granted to the consultants for terms of up to ten years, at an exercise price of $2.50 and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. As of December 31, 1996 and 1997, 0 and 1,667 of the options granted to the consultants were exercisable, respectively, and the expense recognized in 1996 and 1997 relating to these options was $496 and $2,976, respectively.

    The 1996 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 3,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs"), Non-qualified Stock Options (NQSOs), Stock Appreciation Rights ("SARs"), Restricted Stock and Unrestricted Stock. The SARs may be awarded either in tandem with options or on a stand-alone basis. Awards may be granted to key employees, directors and consultants. ISOs and NQSOs are granted in terms not to exceed ten years and become exercisable as set forth when the award is granted. Options may be exercised in whole or in part. The exercise price of the ISOs is the market price of the Company's common stock on the date of grant. The exercise price of NQSOs shall never be less than the par value of the Company's common stock. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option price with at least 110% of the fair market value on the date of grant and the option must be exercised within five years from the date of grant. Under the Company's 1996 Plan, ISOs and have been granted to key employees and directors for terms of up to ten years, at an exercise price of $2.50, and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. At December 31, 1996 and 1997, 226,527 and 1,109,250 options respectively, were exercisable under the Company's 1996 Plan.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

13. STOCK-BASED COMPENSATION PLANS (CONTINUED)
    Option activity during 1996 and 1997 is as follows:

                                                   1996                         1997
                                        ---------------------------  ---------------------------
                                                       WEIGHTED                     WEIGHTED
                                                        AVERAGE                      AVERAGE
                                          SHARES    EXERCISE PRICE     SHARES    EXERCISE PRICE
                                        ----------  ---------------  ----------  ---------------
Outstanding at beginning of year......      --            --          2,606,500     $    2.50
Granted...............................   2,606,500     $    2.50        294,945          5.00
Outstanding at end of year............   2,606,500          2.50      2,901,445          2.74
                                        ----------                   ----------         -----
                                        ----------                   ----------         -----
Exercisable at end of year............     226,527          2.50      1,109,250          2.50
Weighted average fair value of options
  granted.............................                       .89                         1.91

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1997: risk-free interest rate of 6.23 percent for 1996 and 1997; expected life of three years for 1996 and 1997; expected volatility of 43 percent for 1996 and 47% for 1997 and expected dividend yield of zero percent for 1996 and 1997.

    The following table summarizes information with respect to stock options outstanding at December 31, 1997:

                                OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
               ------------------------------------------------------  --------------------------------
                   NUMBER       WEIGHTED AVERAGE                          NUMBER
  EXERCISE     OUTSTANDING AT       REMAINING       WEIGHTED AVERAGE    EXERCISABLE   WEIGHTED AVERAGE
    PRICE         12/31/97      CONTRACTUAL LIFE     EXERCISE PRICE     AT 12/31/97    EXERCISE PRICE
-------------  --------------  -------------------  -----------------  -------------  -----------------
 $2.50-$5.00       2,901,445             8.97           $    2.74         1,109,250       $    2.50

14. COMMITMENTS AND CONTINGENCIES

    The Company has various lease agreements for offices, automobiles and other property. Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more at December 31, 1997 are as follows:

                                                                       OPERATING     CAPITAL
                                                                         LEASES       LEASE
                                                                      ------------  ----------
1998................................................................  $  1,500,451  $  156,067
1999................................................................     1,535,221     159,311
2000................................................................     1,593,025      97,105
2001................................................................     1,629,640      21,481
2002................................................................     1,450,602         770
                                                                      ------------  ----------
Total minimum lease payments........................................  $  7,708,939  $  434,734
                                                                      ------------  ----------
                                                                      ------------  ----------

    The rent expense for the year ended December 31, 1996 and 1997 was approximately $394,000 and 1,378,000, respectively.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

14. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In January, 1998, the Company obtained a line of credit from European American Bank ("EAB") in the amount of $2,000,000 and a foreign exchange line in the amount of $5,000,000, which are collateralized by $2,300,000 in time deposits. Interest is charged at the prime rate in effect, and is payable monthly from the date of advance of the line.

    The Company has entered into employment agreements with certain officers which expire by December 31, 1999. The aggregate commitment for future compensation under these agreements is approximately $990,000. These officers are also eligible for annual bonuses based on performance.

    On January 29, 1998, the Company received notice from the minority partner in Telco, that pursuant to existing arrangements between them, it has elected to exercise an option to cause the Company to acquire its interest in Telco. The parties recently commenced negotiations with respect to the terms of such acquisition, including the form and amount of the consideration. There can be no assurance whether such acquisition ultimately will be consummated, and if consummated, on terms favorable to the Company.

15. SUBSEQUENT EVENTS

    VOICENET ACQUISITION. A definitive agreement to acquire VoiceNet was entered into on January 28, 1998. The closing of the VoiceNet Acquisition occurred on February 12, 1998. The initial purchase price for VoiceNet was $21.0 million and was paid out of cash on hand. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business for a period of up to one year following the closing of the acquisition.

    VoiceNet provides travellers and other callers with calling card services, which are advertised primarily in in-flight magazines. Econophone has provided substantially all of VoiceNet's transmission, billing and customer service functions since April 1996.

    SENIOR DISCOUNT NOTES. During February 1998, the Company authorized the issue and sale of Senior Discount Notes. The Notes will be unsecured unsubordinated obligations of the Company, initially limited to $300 million aggregate principal amount at maturity, and will mature on February 15, 2008, Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by the Holder as such discount accrues from the Closing Date, no interest will be payable on the Notes prior to February 15, 2003. From and after February 15, 2003, interest on the Notes will accrue at 11.0% from February 15, 2003 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the February 1 or August 1 immediately preceding the Interest Payment Date) on February 15 and August 15 of each year, commencing August 15, 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                                     1997              1998
                                                                                ---------------  ----------------
                                                                                  (SEE NOTE)       (UNAUDITED)
                                                     ASSETS
CURRENT ASSETS:
    Cash and cash equivalents.................................................    $    67,202       $   95,355
    Marketable securities.....................................................        --                58,097
    Accounts receivable, net of allowance for doubtful accounts of $1,594 and
      $6,257, respectively....................................................         16,796           36,476
    Prepaid expenses and other current assets.................................          1,868            3,691
    Restricted cash and securities............................................         10,463            4,359
                                                                                ---------------       --------
        Total current assets..................................................         96,329          197,978
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated
  depreciation and amortization of $3,690 and $8,377, respectively............         23,217           82,894
Debt issuance costs...........................................................          6,355           12,612
Intangibles...................................................................        --                35,065
Other assets..................................................................          3,139            3,109
Restricted cash and securities................................................         48,965           35,665
                                                                                ---------------       --------
        Total assets..........................................................    $   178,005       $  367,323
                                                                                ---------------       --------
                                                                                ---------------       --------
                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
    Accounts payable..........................................................    $    21,100       $   23,853
    Accrued expenses and other current liabilities............................          5,356           27,869
    Interest accrued on Senior Notes..........................................         10,463            4,359
    Current maturities of long-term debt and capital leases...................          1,985           10,713
    Current maturities of notes payable--related party........................            315              308
    Deferred revenue..........................................................          2,568            4,004
                                                                                ---------------       --------
        Total current liabilities.............................................         41,787           71,106
LONG-TERM DEBT AND CAPITAL LEASES.............................................          5,936           24,920
SENIOR NOTES 1997.............................................................        149,680          150,100
SENIOR DISCOUNT NOTES 1998....................................................        --               187,939
SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK...............................         14,328           14,396
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY)
    Common stock-voting, par value $.0001 at December 31, 1997 and $.01 at
      September 30, 1998; authorized 29,250,000 shares;20,000,000 shares
      issued and outstanding in 1997 and 1998.................................              2              200
    Non-Voting common stock, par value $.0001 at December 31, 1997 and $.01 at
      September 30, 1998; authorized 500,000 shares; 67,320 shares issued and
      outstanding.............................................................        --                     1
    Additional paid-in capital................................................          6,082            5,926
    Accumulated other comprehensive income....................................           (104)            (313)
    Retained earnings (accumulated deficit)...................................        (39,706)         (86,952)
                                                                                ---------------       --------
        Total stockholders' equity (deficiency)...............................        (33,726)         (81,138)
                                                                                ---------------       --------
                                                                                ---------------       --------
        Total liabilities and stockholders' equity (deficiency)...............    $   178,005       $  367,323
                                                                                ---------------       --------
                                                                                ---------------       --------

Note: The December 31, 1997 Balance Sheet is derived from audited financial statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (IN THOUSANDS EXCEPT BASIC LOSS PER SHARE)
                                  (UNAUDITED)

                                                                     THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                       SEPTEMBER 30,            SEPTEMBER 30,
                                                                  ------------------------  ----------------------
                                                                    1997         1998          1997        1998
                                                                  ---------  -------------  ----------  ----------
REVENUES........................................................  $  22,692   $    50,542   $   53,138  $  140,956
COST OF SERVICES................................................     17,039        36,047       41,050     103,088
                                                                  ---------  -------------  ----------  ----------
  Gross profit..................................................      5,653        14,495       12,088      37,868
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....................      9,625        22,364       22,521      57,121
DEPRECIATION AND AMORTIZATION...................................      1,098         3,030        2,167       7,131
                                                                  ---------  -------------  ----------  ----------
  Loss from operations..........................................     (5,070)      (10,899)     (12,600)    (26,384)
INTEREST EXPENSE................................................     (5,540)      (10,863)      (5,826)    (29,366)
INTEREST INCOME.................................................      1,846         2,758        1,846       8,984
FOREIGN CURRENCY EXCHANGE GAIN (LOSS), net......................         45           (32)          16          80
OTHER INCOME (EXPENSE)..........................................         13          (223)         100        (492)
                                                                  ---------  -------------  ----------  ----------
  Net loss......................................................  ($  8,706)  ($   19,259)  ($  16,464) ($  47,178)
                                                                  ---------  -------------  ----------  ----------
                                                                  ---------  -------------  ----------  ----------
BASIC LOSS PER SHARE............................................  ($   0.44)  ($     0.96)  ($    0.82) ($    2.36)
                                                                  ---------  -------------  ----------  ----------
                                                                  ---------  -------------  ----------  ----------
WEIGHTED AVERAGE NUMBER OF BASIC COMMON SHARES OUTSTANDING......     20,000        20,000       20,000      20,000
                                                                  ---------  -------------  ----------  ----------
                                                                  ---------  -------------  ----------  ----------

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                               NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                                1997       1998
                                                                                              ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................................................  ($ 16,464) ($ 47,178)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization...........................................................      2,167      7,131
    Provision for doubtful accounts.........................................................        317      4,663
    Accreted interest expense...............................................................        140     12,574
  Changes in assets and liabilities:
    Increase in accounts receivable.........................................................     (9,673)   (24,343)
    Increase in prepaid expenses and other current assets...................................       (716)    (1,823)
    (Increase) decrease in other assets.....................................................     (2,650)       262
    Increase in accounts payable, accrued expenses and other current liabilities............     10,795     18,460
    Increase in deferred revenue............................................................      1,350      1,436
                                                                                              ---------  ---------
    Net cash used in operating activities...................................................    (14,734)   (28,818)
                                                                                              ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................................................     (5,459)   (56,363)
  Net cash paid in acquisitions.............................................................     --        (22,327)
  Purchase of marketable securities--net....................................................     --        (58,097)
                                                                                              ---------  ---------
    Net cash used in investing activities...................................................     (5,459)  (136,787)
                                                                                              ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bridge loan.................................................................      7,000     --
  Repayments of bridge loan.................................................................     (7,000)    --
  Repayments of short-term borrowings.......................................................     (2,127)    --
  Proceeds from long-term debt and capital leases...........................................     --          6,773
  Repayments of long-term debt and capital leases...........................................       (306)    (1,096)
  Repayments of notes payable--related party................................................         (9)        (7)
  Proceeds from senior discount notes.......................................................    149,400    175,785
  Proceeds from warrants....................................................................      5,600          0
  Payment of debt issuance costs............................................................     (6,315)    (7,144)
  Issuance of common stock..................................................................     --             43
                                                                                              ---------  ---------
    Net cash provided by financing activities...............................................    146,243    174,354
                                                                                              ---------  ---------
Increase in cash and cash equivalents,
  (including restricted cash)...............................................................    126,050      8,749
Cash and cash equivalents, beginning of period
  (including restricted cash)...............................................................      6,272    126,630
                                                                                              ---------  ---------
Cash and cash equivalents, end of period
  (including restricted cash)...............................................................  $ 132,322  $ 135,379
                                                                                              ---------  ---------
                                                                                              ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest................................................................................  $     372  $  22,540
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
  Accretion of preferred stock..............................................................  $      68  $      68
  Accrued dividends on preferred stock......................................................        879     --
  Capital leases executed...................................................................      2,472      8,000
  Note issued for purchase of minority interest--Telco......................................     --         14,035
DETAILS OF ACQUISITIONS:
  Fair value of assets acquired.............................................................     --         (1,936)
  Goodwill..................................................................................     --        (21,092)
  Liabilities assumed.......................................................................     --            701
                                                                                              ---------  ---------
    Net cash paid for acquisitions..........................................................     --      ($ 22,327)
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE A--BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of Destia, Inc. ("Destia" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although management believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with Destia's audited annual consolidated financial statements. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation have been included. Certain reclassifications have been made to 1997 information to conform to the presentation used in 1998. Operating results for the three-month or nine-month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

NOTE B--SENIOR DISCOUNT NOTES

    Destia consummated on February 18, 1998 its offering of $300.0 million aggregate principal amount at maturity of Senior Discount Notes (the "1998 Notes"). The net proceeds of the offering were approximately $168.6 million. Each 1998 Note has a principal amount at maturity of $1,000 and an initial value of $585.95. The 1998 Notes will fully accrete to face value on February 15, 2003. The 1998 Notes mature on February 15, 2008. Interest on the 1998 Notes will be paid in cash at a rate of 11% per annum on February 15 and August 15 of each year, beginning August 15, 2003. On or after February 15, 2003, the 1998 Notes will be redeemable at the option of the Company, in whole or in part, at specified redemption prices plus accrued and unpaid interest, if any. In addition, prior to February 15, 2001, up to 35% of the aggregate principal amount of the 1998 Notes may be redeemed at 111% of their accreted value with the proceeds of one or more public equity offerings. On April 24, 1998 the Company consummated an exchange offer for the 1998 Notes pursuant to which holders of the 1998 Notes were entitled to exchange the 1998 Notes for registered notes having terms identical to the 1998 Notes.

NOTE C--VOICENET ACQUISITION

    On February 12, 1998 the Company acquired VoiceNet Corporation, a major distribution channel for the Company's calling card products. The initial purchase price was $21.0 million, which was paid in cash. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business. Destia has provided substantially all of VoiceNet's transmission, billing and customer service functions since the inception of the business relationship in April 1996.

    The acquisition of VoiceNet has been accounted for under the purchase method of accounting. Goodwill was recorded to the extent the purchase price exceeded the fair value of the net assets purchased. Approximately $0.4 million of the initial purchase price reflects the underlying value of the assets acquired and $20.6 million reflects goodwill. Goodwill is being amortized over 20 years. The pro forma effect of the acquisition is not material for the nine-month period ended September 30, 1998.

NOTE D--TELCO MINORITY INTEREST

    In the United Kingdom, the majority of Destia's sales are made through Telco Global Communications ("Telco"), its majority owned subsidiary that was established during the fourth quarter of 1996. Telco's revenues are derived primarily from international and domestic long distance services and the

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE D--TELCO MINORITY INTEREST (CONTINUED) sale of prepaid cards. On July 17, 1998, the Company acquired the 30% minority interest in Telco in exchange for approximately $14.0 million in cash, payable by the Company in quarterly installments, together with interest at a rate of 8.0% per annum, over approximately three years. The entire purchase price is classified as goodwill, which will be amortized over 20 years. In connection with such acquisition, (i) Telco obtained ownership rights with respect to certain proprietary software used in Telco's business and (ii) the Company converted options to acquire Telco shares held by Telco employees into grants of non-voting restricted shares of the Company's common stock.

NOTE E--CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

NOTE F--COMPREHENSIVE INCOME

    Effective March 31, 1998, Destia adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The components of other comprehensive income consist primarily of foreign currency translation adjustments. For the nine months ended September 30, 1998, the components of other comprehensive income were immaterial.

NOTE G--CHANGE IN STATE OF INCORPORATION

    In February 1998, the New York corporation "Econophone, Inc." was merged into its wholly-owned subsidiary named "Econophone, Inc." which had been incorporated in the State of Delaware for the sole purpose of changing the state of incorporation of the Company. The Delaware corporation was the surviving entity in the merger. In connection with the foregoing, the par value of the Company's common stock was changed to $.01 per share of voting and non-voting common stock.

NOTE H--PER SHARE DATA

    Per share data is based on the standards of SFAS No. 128 "Earnings Per Share", which requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Income available to common stockholders is calculated as net income less dividends on preferred stock, which in the third quarter and nine-month period ended September 30, 1997 were approximately $0 and $879,000, respectively. There were no dividend on preferred stock in 1998. Diluted EPS has not been presented since the inclusion of outstanding options would be antidilutive.

NOTE I--RETAINED EARNINGS (ACCUMULATED DEFICIT)

    The change in retained earnings reflects net loss for the period, as well as the accretion of preferred stock, which was approximately $23,000 for the quarters ended September 30, 1997 and September 30, 1998, and approximately $68,000 for the nine-month periods ended September 30, 1997 and September 30, 1998.

                              [Outside Back Cover]

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NASDAQ National Market listing fee.

SEC Registration fee..............................................................  $  18,070
NASD fee..........................................................................      *
NASDAQ National Market listing fee................................................      *
Printing and engraving expenses...................................................      *
Legal fees and expenses...........................................................      *
Accounting fees and expenses......................................................      *
Blue sky fees and expenses........................................................      *
Transfer agent fees...............................................................      *
Miscellaneous fees and expenses...................................................      *

                                                                                    ---------
Total.............................................................................  $   *
                                                                                    ---------
                                                                                    ---------

------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Destia's Certificate of Incorporation indemnifies its officers and directors to the fullest extent permitted by the DGCL. Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to be believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Certificate of Incorporation and the GCL also prohibit limitations on officer or director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of Destia and its stockholders (through stockholders' derivative suits on behalf of Destia) to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors or officer under the federal securities laws of the United States. The foregoing summary of Destia's Certificate of Incorporation, as amended, is qualified in its entirety by reference to the relevant provisions thereof (filed as Exhibit 3.1).

    See Item 17 for a statement of the Company's undertaking as to the Commission's position respecting indemnification arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since January 1, 1996, the Company has issued and sold the following securities:

    1. On November 1, 1996, the Company sold Princes Gate Investors II, L.P. 140,000 shares of Series A Preferred Stock with an aggregate liquidation preference of $14.0 million for an aggregate purchase price of $13.44 million. This sale was privately negotiated and did not involve a public offering and was exempt from registration under the Securities Act in reliance on Section 4(2) of such Act.

    2. On April 24, 1997, the Company entered into a Note Purchase Agreement pursuant to which Morgan Stanley Group purchased an aggregate amount of $7.0 million of Bridge Notes. Morgan Stanley Group acted as placement agent in this transaction and received $400,000 in fees and expenses in connection with the transaction. This sale was privately negotiated and did not involve a public offering and was exempt from registration under the Securities Act in reliance on Section 4(2) of such Act.

    3. On July 1, 1997, the Company sold $155.0 million of 13 1/2% Senior Notes
due 2007 and warrants to purchase      shares of voting common stock. This
issuance was underwritten by Morgan Stanley & Co. Incorporated who acted as placement agent for this transaction and received fees of $5.425 million. All of the Units were initially purchased by Morgan Stanley & Co. Incorporated pursuant to Section 4(2) of the Securities Act and resold to "qualified institutional buyers" pursuant to Rule 144A thereunder.

    4. On February 18, 1998, the Company sold $300.0 million aggregate principal amount at maturity of 11% Senior Discount Notes due 2008. This issuance was underwritten by Morgan Stanley & Co. Incorporated who also received fees of $6.152 million. All of such Notes were initially purchased by Morgan Stanley & Co. Incorporated pursuant to Section 4(2) of the Securities Act and resold to "qualified institutional buyers" pursuant to Rule 144A thereunder.

    5. On July 14, 1998, the Company acquired the 30% minority interest in Telco Global Communications Limited from Gold Valley Limited for a cash payment of $13.75 million. The acquisition also included the rollover of employee options
in Telco into the Company's restricted Share awards, at a rate of   restricted
shares per Telco Option. Approximately 140,000 restricted shares will be awarded as a result of the rollover. This transaction was privately negotiated and did not involve a public offering and was exempt from registration under the Securities Act in reliance on Section 4(2) of such Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

  EXHIBIT
  NUMBER                                                  DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
 1.1*   ...  Underwriting Agreement.
 3.1*   ...  Amended and Restated Certificate of Incorporation.
 3.2*   ...  Amended and Restated Bylaws.
 4.1**  ...  Specimen of Econophone, Inc.'s 11% Senior Discount Note due 2008.
 4.2**  ...  Indenture, dated as of February 18, 1998, between Econophone, Inc. and The Bank of New York, as
             Trustee.
 4.5**  ...  Specimen of Econophone, Inc.'s 13 1/2% Senior Note due 2007.
 4.4**  ...  Indenture, dated as of July 1, 1997, between Econophone, Inc. and The Bank of New York, as Trustee.
 4.5*   ...  Specimen of Common Stock certificate.
 5.1*   ...  Opinion of Schulte Roth & Zabel LLP regarding legality.
 8.1*   ...  Opinion of Schulte Roth & Zabel LLP regarding tax matters (contained in Exhibit 5.1).
10.1*** ...  Securityholders Agreement, dated as of November 1, 1996, between Alfred West, Econophone, Inc. and
             Princes Gate Investors II, L.P.
10.2*** ...  Securities Purchase Agreement, dated as of November 1, 1996, between Econophone, Inc. and Princes
             Gate Investors II, L.P.

  EXHIBIT
  NUMBER                                                  DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
10.3*** ...  Note Purchase Agreement, dated as of April 24, 1997, between Econophone, Inc. and Morgan Stanley
             Group Inc.
10.4*** ...  Form of Note under Note Purchase Agreement.
10.5*** ...  Placement Agreement, dated June 26, 1997, between Econophone, Inc. and The Bank of New York, as
             Trustee.
10.6*** ...  Notes Registration Rights Agreement, dated July 1, 1997, between Econophone, Inc. and Morgan Stanley
             & Co., Incorporated
10.7**  ...  Notes Registration Rights Agreement, dated February 18, 1998, between Econophone, Inc. and Morgan
             Stanley & Co., Incorporated.
10.8*** ...  Warrant Agreement, dated as of July 1, 1997, between Econophone, Inc. and The Bank of New York, as
             Warrant Agent, containing as an exhibit, a specimen Warrant Certificate.
10.9*** ...  Warrant Registration Rights Agreement, dated as of July 1, 1997, between Econophone, Inc. and Morgan
             Stanley & Co. Incorporated.
10.10** ...  Placement Agreement, dated February 12, 1998, between Econophone, Inc. and Morgan Stanley Co.
             Incorporated, as Placement Agent.
10.11***...  Collateral Pledge and Security Agreement, dated July 1, 1997, between Econophone, Inc. and The Bank of New York, as Trustee and Custodian.
10.12** ...  Second Amended and Restated Equipment Loan and Security Agreement, dated as of January 28, 1998, between Econophone, Inc. and NTFC Capital Corporation ("NTFC").
10.13***...  Promissory Note, dated May 28, 1996, from Econophone, Inc. to NTFC.
10.14***...  Promissory Note, dated March 27, 1997, from Econophone, Inc. to NTFC.
10.15***...  Promissory Note, dated December 21, 1997 from Econophone, Inc., Inc. to NTFC.
10.16** ...  Stock Purchase Agreement, dated January 28, 1998, between Econophone, Inc. and the shareholders of
             Voicenet Corporation.
10.17***...  Employment Agreement, dated August 1, 1996, between Econophone, Inc. and Alan Levy, as amended
             October 31, 1996.
10.18***...  Employment Agreement, dated January 1, 1997, between Econophone, Inc. and Alfred West.
10.19***...  Amended and Restated Econophone, Inc. 1996 Flexible Incentive Plan.
10.20****..  Telecommunications Services Agreement between Frontier Communications of the West, Inc. and
             Econophone, Inc., dated November 17, 1998
10.21*   ..  1999 Flexible Incentive Plan
21.1*   ...  Subsidiaries of Econophone, Inc.
23.1    ...  Consent of Arthur Andersen LLP.
23.2*   ...  Consent of Schulte Roth & Zabel LLP (contained in Exhibit 5.1).

------------------------

*   To be filed by pre-effective amendment.

** Previously filed as exhibits to Registration Statement on Form S-4, Commission file number 333-47711, and hereby incorporated herein by reference.

*** Previously filed as exhibits to Registration Statement on Form S-4,
    Commission file number 333-33117, and hereby incorporated herein by reference.

****Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

    (b) Financial Statement Schedule

           Schedule II--Schedule of Valuation and Qualifying Accounts (included at page S-1)

ITEM 17. UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Paramus, New Jersey on the 29th day of January, 1999.

                                DESTIA COMMUNICATIONS, INC.

                                By:  /s/ RICHARD L. SHORTEN, JR.
                                     -----------------------------------------
                                     Name: Richard L. Shorten, Jr.
                                     Title: Senior Vice President and General
                                            Counsel

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Alan L. Levy, Richard L. Shorten and Alfred West, or any one or more of them, his true and lawful attorney-in-fact, for him and in his name, place and stead, to sign any and all amendments (including post-effective amendments) to this registration statement and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact may do or cause to be done by virtue of these presents.

    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer
                                  and
       /s/ ALFRED WEST            Chairman of the Board of
------------------------------    Directors                  January 29, 1999
         Alfred West              (Principal Executive
                                  Officer)

                                President, Chief Operating
       /s/ ALAN L. LEVY           Officer and Director
------------------------------    (Principal Financial and   January 29, 1999
         Alan L. Levy             Accounting Officer)

      /s/ GARY S. BONDI
------------------------------  Director                     January 29, 1999
        Gary S. Bondi

       /s/ STEVEN WEST
------------------------------  Director                     January 29, 1999
         Steven West

      /s/ STEPHEN MUNGER
------------------------------  Director                     January 29, 1999
        Stephen Munger